Filed pursuant to Rule 424(b)(5)

Registration No. 333-221221

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Class A Ordinary Shares, par value €0.02 per share	28,750,000	$11.00	$316,250,000.00	$39,373.13

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee, and includes 3,750,000 Class A Ordinary Shares that the underwriters have an option to purchase. See “Underwriting.”
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. Payment of the registration fee at the time of filing of the registrant’s registration statement on Form F-3 filed with the Securities and Exchange Commission on October 30, 2017 (File No. 333-221221), was deferred pursuant to Rules 456(b) and 457(r) under the Securities Act, and is paid herewith. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in such registration statement.
(3)	Calculated at a rate of $124.50 per $1,000,000 of the proposed maximum aggregate offering price.

PROSPECTUS SUPPLEMENT

(to Prospectus dated October 30, 2017)

25,000,000 Class A Ordinary Shares

Constellium N.V.

(Incorporated in the Netherlands)

We are offering 25,000,000 shares of our Class A ordinary shares, nominal value €0.02 per share. Throughout this prospectus supplement, we refer to our Class A ordinary shares, nominal value €0.02 per share, as the “shares,” the “Class A ordinary shares” or the “ordinary shares.” The underwriters may also purchase up to an additional 3,750,000 ordinary shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement. The net proceeds, if any, from sales under this prospectus supplement will be used as described under the section titled “Use of Proceeds” in this prospectus supplement.

Our ordinary shares are listed on the New York Stock Exchange (“NYSE”) and Euronext in Paris under the symbol “CSTM.” The ordinary shares offered hereby will be listed on the NYSE and we intend to apply to list the ordinary shares offered hereby on Euronext in Paris. There is no assurance that the application to list and the admission to trading of the ordinary shares offered hereby on the Euronext in Paris will be approved, and settlement of this offering is not conditioned on obtaining such approval. In addition, we announced that we plan to delist our ordinary shares from Euronext Paris. Any delisting of our ordinary shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares. The last reported closing price of our ordinary shares on the NYSE on October 27, 2017 was $12.15 per share.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$11.00	$275,000,000
Underwriting discounts and commissions(1)	$0.495	$12,375,000
Proceeds, before expenses, to us	$10.505	$262,625,000

(1)	We refer you to the section “Underwriting” beginning on page S-93 of this prospectus for additional information regarding underwriting compensation.

Investing in our ordinary shares involves risks. Please carefully consider the “Risk Factors” in “Item 3. Key Information—D. Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus supplement and the “Risk Factors” beginning on page S-16, for a discussion of the factors you should consider carefully before deciding to purchase these securities.

The underwriters expect to deliver the ordinary shares on or about November 3, 2017.

Credit Suisse		Deutsche Bank Securities

BofA Merrill Lynch	BNP PARIBAS	Goldman Sachs & Co. LLC	J.P. Morgan

Barclays	BMO Capital Markets	Citigroup	HSBC	Morgan Stanley

The date of this prospectus supplement is October 31, 2017.

Prospectus Supplement

Prospectus

We have not authorized anyone to provide any information other than that contained in this prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We do not take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different or additional information, and we are not making an offer to sell or transfer the ordinary shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement, regardless of the time of delivery of the prospectus supplement or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus supplement.

For investors outside of the United States, we have not done anything that would permit this offering or possession or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus supplement outside of the United States.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document has two parts, a prospectus supplement and an accompanying prospectus. This prospectus supplement and the accompanying prospectus are part of a registration statement on Form F-3 (File no. 333-221221) that we filed with the Securities and Exchange Commission (the “SEC”) using the SEC’s “shelf” registration process. This prospectus supplement, which describes certain matters relating to us and the specific terms of this offering of ordinary shares, adds to and updates information contained in the accompanying prospectus. Generally, when we refer to this document, we are referring to both parts of this document combined. Both this prospectus supplement and the accompanying prospectus include important information about us, our ordinary shares and other information you should know before investing in our ordinary shares. The accompanying prospectus gives more general information, some of which may not apply to the ordinary shares offered by this prospectus supplement and the accompanying prospectus. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

CORPORATE INFORMATION

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the Alcan Engineered Aluminum Products business unit (the “AEP Business”), which Constellium acquired from affiliates of Rio Tinto plc (“Rio Tinto”) on January 4, 2011 (the “Acquisition”). On May 21, 2013, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V (“Constellium” or the “Company”). Any references to Dutch law and the Amended and Restated Articles of Association are references to Dutch law and the articles of association of the Company as applicable following the conversion. On May 29, 2013, we completed our initial public offering. The articles of association of the Company were lastly amended and restated on August 18, 2015.

References to the Wise Acquisition refer to our January 5, 2015 acquisition of Wise Metals Intermediate Holdings LLC and its subsidiaries, which companies we refer to collectively as “Wise.”

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543, and its telephone number is (518) 433-4740.

MARKET AND INDUSTRY DATA

This prospectus supplement includes estimates of market share and industry data and forecasts that we have obtained from industry publications, surveys and forecasts, as well as from internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, this prospectus supplement includes market share and industry data that we have prepared primarily based on our knowledge of the industry in which we operate. Statements as to our market position relative to our competitors are based on volume (by tons) for the twelve months ended December 31, 2016, and unless otherwise noted, internal analysis and estimates may not have been verified by independent sources. We do not believe that our market position relative to our competitors in 2017 is considerably different from 2016.

Our estimates, forecasts, and projections, in particular as they relate to market share and our general expectations, are subject to various assumptions, which may prove to be inaccurate, involve risks and uncertainties, and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.”

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All information regarding our market and industry is based on the latest data currently available to us, which in some cases may be several years old. In addition, some of the data and forecasts that we have obtained from industry publications and surveys and/or internal company sources are provided in foreign currencies.

BASIS OF PRESENTATION

Financial Information

On January 4, 2011, Omega Holdco B.V., which later changed its name to Constellium Holdco B.V., and then again to Constellium N.V. acquired the AEP Business from affiliates of Rio Tinto, a leading international mining group.

This prospectus supplement incorporates by reference audited consolidated financial statements of Constellium as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014, prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as adopted by the EU. This prospectus supplement includes the unaudited condensed interim consolidated financial statements as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016, prepared in accordance with IAS 34—Interim Financial Reporting.

Throughout this prospectus supplement, we make reference to Adjusted EBITDA, net trade working capital, and net debt. These are not measures defined by IFRS and have been defined in “Summary—Summary Historical Financial Information.”

On January 5, 2015, Constellium acquired 100% of Wise Metals Intermediate Holdings LLC (“Wise Intermediate” and, together with its subsidiaries, “Wise” or “Muscle Shoals”), a private aluminium sheet producer located in Muscle Shoals, Alabama, United States of America (the “Wise Acquisition”). The results of our operations and cash flows for the year ended December 31, 2015, as reflected in the audited consolidated financial statements, include the results of operations of Wise, since January 5, 2015, and therefore are not comparable to prior periods.

Certain reclassifications may have been made to prior year amounts to conform to current year presentation or with IFRS requirements.

TRADEMARKS

We have proprietary rights to trademarks used in this prospectus supplement, which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus supplement may appear without the “®” or “TM” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus supplement is the property of its respective holder.

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents incorporated in it by reference contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or

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beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this prospectus supplement and the documents incorporated in it by reference.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under “Item 3. Key Information—D. Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus supplement, including, without limitation, with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements in this prospectus supplement and the documents incorporated in it by reference, and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	the highly competitive nature of the metals industry and the risk that aluminium will become less competitive compared to alternative materials;

•	aluminium may become less competitive with alternative materials, reducing our share of industry sales;

•	the substantial capital investments required to operate our business;

•	unplanned business interruptions and equipment failure;

•	our ability to manage our labor costs and labor relations;

•	the risk associated with dependency on a limited number of customers for a substantial portion of our sales;

•	the risk associated with consolidation among our customers;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our aluminium supply;

•	the volatility of aluminium prices;

•	our inability to adequately mitigate the costs of price increases of our raw materials;

•	the volatility of energy prices;

•	adverse changes in currency exchange rates;

•	our inability to execute an effective hedging policy;

•	a deterioration in our financial position or a downgrade of our ratings by a credit rating agency, which could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships;

•	our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures;

•	our ability to attract and retain members of our management team;

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

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•	reduced customer demand in our can end-market resulting from higher consumer focus on obesity and other health concerns;

•	insufficient or inflexible production capacity;

•	risks associated with our resources and product and geographic diversity relative to those of our competitors;

•	reductions in demand for our products;

•	our joint venture with UACJ in ABS products in the United States may not generate the expected returns and we may be unable to execute on our strategy with respect to the joint venture;

•	inability to develop or implement technology initiatives and other strategic investments in a timely manner;

•	failures of our information systems or protection thereof;

•	disruptive upgrades to our information technology infrastructure;

•	the risks associated with renegotiation of labor contracts;

•	the risks associated with any restructuring efforts;

•	ongoing uncertainty in a deterioration of the global economy due to political, regulatory or other developments;

•	the effects on our business of disruptions in European economies;

•	the risks associated with our international operations, including foreign exchange risks;

•	the impact of regulations with respect to carbon dioxide emissions on our business;

•	restrictive covenants and other terms of our indebtedness that could restrict our operations;

•	our exposure to variable interest rate risk through our present or future indebtedness;

•	losses or increased funding and expenses related to our pensions, other post-employment benefits and other long-term employee benefits plans;

•	failure to adequately protect proprietary rights to our technology;

•	risks associated with litigation, including litigation involving our intellectual property;

•	costs or liabilities associated with environmental, health and safety matters;

•	the effects of potential changes in laws and government regulations;

•	costs associated with product liability claims against us;

•	unknown or unanticipated issues, expenses, and liabilities as a result of the Wise Acquisition;

•	risks of injury or death in our business operations;

•	risk of carrying inadequate insurance;

•	changes in income tax rates, income tax laws and additional income tax liabilities;

•	the need to withhold tax on any dividends paid after the announced plan to transfer of our corporate seat to France;

•	the need to withhold Dutch dividend withholding tax upon the conversion of the Company to a Societas Europaea in connection with the announced plan to transfer of our corporate seat to France;

•	risk that historical financial information in this prospectus supplement is not representative of our future results;

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•	failure to adequately maintain our financial reporting and internal controls;

•	lapsing of any exemptions to the corporate governance requirements of NYSE or U.S. securities laws resulting from any loss of our status as a foreign private issuer;

•	regulatory and compliance costs resulting from any loss of our status as a foreign private issuer;

•	disruption of the aluminium market from non-market forces;

•	risks associated with our announced plan to delist our ordinary shares from Euronext Paris;

•	risk associated with not obtaining shareholder approvals for our announced plan to transfer of our corporate seat to France;

•	failure to achieve the anticipated benefits from the announced plan to transfer our corporate seat to France;

•	changes in the rights of our shareholders resulting from the announced plan to transfer our corporate seat to France;

•	risks related to an investment in the ordinary shares in this offering; and

•	the other factors presented under “Item 3. Key Information—D. Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus supplement.

We caution you that the foregoing list may not contain all of the factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus supplement and the documents incorporated in it by reference may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

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SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus supplement and is qualified in its entirety by the more detailed information and consolidated financial statements incorporated by reference or included elsewhere in this prospectus supplement. Because this is a summary, it may not contain all of the information that is important to you in making a decision to invest in our ordinary shares. Before making an investment decision, you should carefully read the entire prospectus supplement, including the “Risk Factors” and “Important Information and Cautionary Statement Regarding Forward-Looking Statements” sections, and our consolidated financial statements incorporated by reference or included in this prospectus supplement.

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. Our business model is to add value by converting aluminium into semi-fabricated products. We believe we are a supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio generally commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of September 30, 2017, we operated 23 production facilities, including a facility operated by our joint venture with UACJ Corporation in Bowling Green, Kentucky, United States, and we had 10 administrative and commercial sites, two R&D centers, with one in Europe and one in the U.S., and a university technology center in London, United Kingdom. Additionally, we are building a new facility in San Luis Potosí, Mexico, in response to growing demand for automotive structures in North America. Our facilities are strategically located and allow us to serve our customers on a global basis. The Company had approximately 11,000 employees as of September 30, 2017. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry, and that the significant growth investments we have made now leave us well-positioned to capture expected demand growth in each of our end markets. It is our view that our established presence in North America, Europe and China combined with more than 50 years of manufacturing experience, quality and innovation, strategically position us to be a leading supplier to our global customer base.

We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) stability through economic cycles as seen in our North American and European packaging businesses, (ii) rigorous and complex technical requirements as seen in global aerospace and automotive businesses, and (iii) favorable growth fundamentals supported by the vehicle lightweighting trend seen in global automotive business.

We have invested capital in a number of attractive growth opportunities including: (i) Auto Body Sheet capabilities at Muscle Shoals, Alabama, our joint venture in Bowling Green, Kentucky, and in Neuf-Brisach, France, (ii) a pusher furnace in Ravenswood, West Virginia, (iii) Automotive Structures operations in Van Buren, Michigan, White, Georgia and San Luis Potosí, Mexico, and (iv) a number of R&D, debottlenecking and other growth initiatives. While these investments have attractive return and growth profiles, many of them are still in the ramp-up phase and are not yet making a significant contribution to our earnings.

Our customer base includes market leading firms in packaging, aerospace, and automotive, such as Anheuser-Busch InBev (“AB InBev”), Ball Corporation, Crown Holdings, Inc., Airbus, Boeing and several premium automotive original equipment manufacturers (“OEMs”), including BMW AG, Daimler AG and Ford

Motor Company. Excluding Muscle Shoals, where the customer base has undergone a strategic shift since 2010, the length of our relationships with our most significant customers averages 25 years, and in some cases reaches as many as 40 years, particularly with our packaging and aerospace customers. Generally, we have three- to five-year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and three- to seven-year terms in our “life of a car platform/car model” contracts with our automotive customers. We believe that we are a crucial supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk, supports our competitive position and creates high barriers to entry.

For the nine months ended September 30, 2017 and 2016, we shipped approximately 1,132 kt and 1,126 kt of finished products, generated revenues of €3,989 million and €3,582 million, generated net income of €49 million and of €16 million, and generated Adjusted EBITDA of €331 million and €296 million, respectively. Our financial performance for the nine months ended September 30, 2017 represented a 1% increase in shipments, an 11% increase in revenue, a €33 million increase in net income and a 12% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Our Competitive Strengths

We believe that the following competitive strengths differentiate our business and will allow us to maintain and build upon our strong industry position:

Leading positions in each of our attractive and complementary end-markets

In our core end-markets—packaging, aerospace and automotive—we have market leading positions and established relationships with many of the main manufacturers. Within these attractive and diverse end-markets, we are particularly focused on product lines that require expertise, advanced R&D, and technological capabilities to produce, which help us to maintain and strengthen our competitive positions.

We are a leading European and North American supplier of canstock by volume and the leading worldwide supplier of closure stock. In our view, we have benefited from our strong relationships with the leading European and North American can manufacturers, and from full production capabilities ranging from recycling and casting to rolling and finishing at our fully integrated Neuf-Brisach and Muscle Shoals facilities. As a leader in Europe, we believe that we are very well positioned to benefit from the ongoing trend of tinplate being replaced by aluminium as the material of choice for can sheet. Packaging historically has provided a stable cash flow stream through the economic cycle that can be used to invest in attractive opportunities in the aerospace and automotive industries to drive longer term growth. We are also a worldwide leader for the supply of bright sheet.

We are the largest supplier globally of aerospace plates and the largest supplier of wide coils in North America. According to CRU,1 aluminium rolled products for aerospace applications are expected to grow by 4% and 3% in North America and Europe, respectively, between 2016 and 2021. We believe that our ability to fulfill the technical, R&D and quality required to supply the aerospace market gives us a significant competitive advantage. We have sought to develop our strategic platform by making significant investments to increase our capacity, improve our capabilities and to develop our proprietary Airware® material solution. In addition to our leading aerospace offerings, we also possess strong and differentiated capabilities to produce a wide range of value-added products for customers in the growing transportation, industry and defense end-markets.

[1]	CRU Aluminium Rolled Products Market Outlook, August 2017.

In automotive, we believe our leading positions in the supply of aluminium products are due to our advanced design capabilities, efficient production systems and established relationships with leading global automotive OEMs. This includes being one of the largest global suppliers of aluminium auto crash management systems by volume and a leading European supplier of automotive body sheet. We expect that EU and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as supportive policies for electric vehicles, will continue to drive aluminium demand in the automotive industry. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs, namely automotive body sheet and structures, heat exchangers, crash management systems and battery boxes. CRU estimates that consumption of aluminium for the automotive body sheet market is expected to grow by 13% in North America and 12% in Europe, respectively, between 2016 and 2021. CRU further estimates that global consumption of aluminium for the automotive body sheet market will grow by 14% over the same time period. In addition, we hold market leading positions in a number of other attractive product lines, such as large profiles and hard alloy extrusions in Europe.

Leading Positions*
Packaging & Automotive Rolled Products	Can stock (Europe)	#2
	Can stock (North America)	#3

	Auto body sheet (Europe)	#2**
Aerospace & Transportation	Aerospace plates (Global)	#1

	Wide coils (North America)	#1
Automotive Structures & Industry	Large profiles (Europe)	#1
	Hard alloy extrusions (Europe)	#2
	Crash management systems (Global)	#2

*	Based on Company internal market analysis as of December 31, 2016
**	Shared position

Advanced R&D and technological capabilities

We have made substantial investments to develop unique R&D and technological capabilities, which we believe give us a competitive advantage as a supplier of choice for high value-added and specialty products which make up the majority of our product portfolio.

Our key R&D programs are focused on high growth and high margin areas such as specialty material solutions, next generation alloys and sustainable engineered solutions / manufacturing technologies. In particular, our R&D center in Voreppe, France has given us a leading position in the development of proprietary next-generation specialty alloys, as evidenced by our significant intellectual property portfolio. Examples of market-leading breakthroughs include our lightweight Airware® lithium alloy technology and our High Strength 6xxx series Alloy (HSA6), a new generation of high-strength alloys for Crash Management Systems and fabricated extruded parts for automotive structures and chassis components. In 2016, we also inaugurated the new

Constellium University Technology Center (“UTC”) at Brunel University London, a dedicated center of excellence for designing, development and prototyping of aluminium alloys and automotive structural components. We also maintain a critical R&D center in Plymouth, Michigan, United States, which allows us to serve North American automotive customers in their home market. Our technological capabilities in both Voreppe and Plymouth allow us to provide a truly global R&D solution for our customers and develop tailored products in close partnership with them. We believe this supports the building of long-term and synergistic relationships with our blue-chip customer base.

Stable earnings generation with limited exposure to metal price volatility

In general, our sales and purchase contracts are structured as a sum of three components: (1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); (2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the U.S. or the Rotterdam premium for metal sold in Europe); and (3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.), alloy, or purity. By structuring purchase and sales contracts in this way, Constellium can reduce the impact of aluminium price fluctuations using three approaches: (1) back-to-back: Constellium aligns the price and quantity of physical aluminium purchases and sales, (2) financial hedging: Constellium buys or sells derivative financial instruments to ensure pass through and for a small amount of metal (3) tolling: whereby the metal is owned by the customer and Constellium bears no metal price risk.

Stable business through economic cycles

Our business primarily serves three attractive and distinctive core end-markets (packaging, aerospace and automotive), in addition to a number of other end-markets including rail, building and construction, and cosmetics. The drivers of demand in our core industries vary and are largely unrelated to one another. As a result, we believe our broad portfolio of end-markets and products provide stability to our business through economic cycles.

We have a significant presence in the can sheet and packaging end-markets, which have proved to be relatively stable and recession-resilient. For example, during the financial crisis in the 2007 to 2009 timeframe, the demand for aluminium can sheet remained significantly more stable compared to the overall demand for aluminium flat rolled products in both North America and Europe. For the nine-month period ended September 30, 2017, 48% of Adjusted EBITDA was generated from the Packaging & Automotive Rolled Products (“P&ARP”) segment which includes can sheet and Auto Body Sheet production. European beverage canstock consumption is expected to grow at a CAGR of approximately 3% between 2016 and 2021 partly due to the growth of purchasing power in Eastern Europe and to the substitution of aluminium for steel. Although the U.S. canstock market has seen a gradual decline in volumes over the last ten years, mostly due to the decline in carbonated soft drinks consumption, the demand has stabilized. Furthermore, analysts expect that the growth in aluminium Auto Body Sheet will change the dynamics in the can sheet market, with capacity being shifted from canstock to Auto Body Sheet, thereby tightening supply.

We have long-term contracts with a significant number of our customers which provide visibility and stability to earnings. Generally, we have three- to five-year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and three- to seven-year terms in our “life of a car platform/car model” contracts with our automotive customers.

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which may result in a corresponding reduction in our working capital requirements and a positive impact on our operating cash flows. We believe this helps to drive robust free cash flow through cycles and provides significant downside protection for our liquidity position in the event of a downturn.

Long-standing relationships with a diversified and blue-chip customer base

Our customer base includes some of the largest manufacturers in the packaging, aerospace and automotive end-markets. Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading players in packaging, aerospace and automotive, such as AB InBev, Ball Corporation, Crown Holdings, Inc., Airbus, Boeing, and several premium automotive OEMs, including BMW AG, Daimler AG and Ford Motor Company. The length of our relationships with our most significant customers averages 25 years, and in some cases reaches as many as 40 years, particularly with our packaging and aerospace customers.

We believe that our ability to produce tailored, high value-added products fosters longer-term and synergistic relationships with our diversified blue-chip customer base. We regard our relationships with our customers as partnerships in which we work together to utilize our unique R&D and technological capabilities to develop customized solutions in order to meet evolving requirements. We also collaborate with our customers through longer-term R&D partnerships for product development. Finally, we work closely with our customers to complete the rigorous process of product qualification, which requires substantial time and investment and creates high switching costs. We believe that this integrated collaboration with our customers reduces substitution risk and creates a competitive advantage.

Global network of efficient facilities with a broad range of capabilities operated by a highly skilled workforce

We operate a network of strategically located facilities that we believe allows us to compete effectively in our selected end-markets across numerous geographies. With an estimated replacement value of over €9 billion, our facilities have enabled us to reliably produce a broad range of high-quality products. They are operated by a highly skilled workforce with decades of accumulated operational experience. We believe this collective knowledge base would be very difficult to replicate and is a key contributing factor to our ability to produce consistently high quality products.

Our seven key production sites feature industry-leading manufacturing capabilities with required industry qualifications that are in our view difficult for market outsiders to accomplish. For example, Neuf-Brisach is a fully integrated downstream aluminium production facility in France with capabilities spanning the recycling, casting, rolling and finishing phases of production. Our latest investment in a new state-of-the-art automotive finishing line has further strengthened the plant’s position as significant supplier of aluminium automotive body sheet. Our Issoire, France and Ravenswood, West Virginia, United States plants have strong capabilities for producing the specialized wide and very high gauge plates required for the aerospace sector. Our Muscle Shoals, Alabama, United States, facility operates one of the largest and most efficient can reclamation facilities in the world. The facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. In addition, we have started producing automotive cold coils for body sheet at our plant in Muscle Shoals. Our network of small extrusion and automotive structures plants also enables us to serve many of our customers on a localized basis, allowing us to more rapidly meet demand through close proximity. We believe our portfolio of facilities provides us with a strong platform to retain and grow our global customer base.

Strong and experienced management team and Board of Directors

We have a strong and experienced management team. Our executive officers and other key members of our management team have an average of 19 years of relevant industry experience. Our team has expertise across the commercial, technical and management aspects of our business and industry, which provides for strong customer service, rigorous quality and cost controls, and a focus on health, safety and environmental improvements. Additionally, our board of directors and management team include current and former executives of (i) other semi-fabricated aluminium and metals and mining companies such as Alcan, Alcoa, Aleris, AMAG, Kaiser Aluminum, Novelis, Pechiney, Rio Tinto, and SAPA (ii) automotive, aerospace and other transportation companies such as Air France KLM, Bosch, Continental AG, Cummins, Faurecia and Michelin, and (iii) global blue-chip companies such as Alcatel-Lucent, Credit Suisse, Deloitte, Honeywell and Royal Dutch Shell. We believe our management team and Board of Directors bring extensive experience in operations, finance, governance and corporate strategy.

Our Business Strategies

Our objective is to expand our leading positions as a supplier-of-choice of high value-added, technologically advanced products in which we believe that we have a competitive advantage. Our strategy to achieve this objective has six pillars: (i) high value-added product focus, (ii) customer connectivity, (iii) optimize margins and asset utilization through product portfolio management, (iv) harvesting returns from recent investments, (v) strict cost control and continuous improvement, and (vi) increased financial flexibility.

(i) High Value-added Product Focus

We are focused on our three strategic end-markets—packaging, aerospace and automotive— in which we have market leading positions and established relationships with many of the main manufacturers. These are also markets where we believe that we can differentiate ourselves through our high value-added and specialty products which make up the majority of our product portfolio. We have made substantial investments to develop unique R&D and technological capabilities, which we believe give us a competitive advantage in designs and innovations. We believe our differentiated products provide significant benefits to our customers in many areas such as weight reduction, higher strength and better formability. In addition, these products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends. We will continue to invest in our R&D and technological capabilities and develop high value-added product portfolio.

(ii) Customer Connectivity

We aim to deepen our ties with our customers by consistently providing best-in-class quality products, joint product development projects, market leading supply chain integration, customer technical support and scrap and recycling solutions. We regard our relationships with our customers as partnerships in which we work closely together to utilize our unique R&D and technological capabilities to develop customized solutions in order to meet evolving customer requirements. The close collaboration to develop best-in-class and tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, enable us to foster long-term relationships with our customers. In addition, through supply chain integration we are able to better anticipate customer demands, optimize supply and more efficiently manage our working capital needs. We also seek to strengthen customer connectivity through customer technical support and the closed-loop scrap management program. We will aim to continue to further foster and enhance the relations with our customers and position our company as a preferred supplier to our customers.

(iii) Optimize Margins and Asset Utilization Through Product Portfolio Management

We believe there are significant opportunities to enhance our profitability through rigorous focus on the products we choose to make and optimizing the throughput of these products in our facilities. For example, given our manufacturing configurations, there are certain products that our facilities are better equipped to manufacture. As a consequence, we can manufacture them more efficiently and at a lower cost. In addition, we are highly focused on maximizing the throughput of our facilities to increase the tons per machine hour and profitability per machine hour. We strive to achieve this through our investments in asset integrity, and through continuous improvement in our operations such as debottlenecking and optimizing equipment uptime, recovery and mill speed.

(iv) Harvesting Returns from Recent Investments

We have invested capital in a number of attractive growth opportunities including: (i) Auto Body Sheet capabilities in at Muscle Shoals, Alabama, our joint venture in Bowling Green, Kentucky joint venture, and in Neuf-Brisach, France, (ii) a pusher furnace in Ravenswood, West Virginia, (iii) Automotive Structures operations in Van Buren, Michigan, White, Georgia and San Luis Potosí, Mexico, and (iv) a number of R&D, debottlenecking and other growth initiatives. While these investments have attractive return and growth profiles, many of them are still in the ramp-up phase and are not yet making a significant contribution to our earnings. We believe the investments we have made now leave us well positioned to capture expected robust automotive end market growth, in particular.

(v) Strict Cost Control and Continuous Improvement

We believe that there are significant opportunities to improve the services and quality that we provide to our customers and to reduce our operating costs by implementing manufacturing excellence initiatives and other cost reduction initiatives such as our cost reduction initiative, Project 2019. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands and volatility. In addition, we have several initiatives underway including Project 2019 where we are actively seeking opportunities to reduce non-manufacturing costs.

(vi) Increased Financial Flexibility

We are focused on increasing our financial flexibility through earnings growth, strict cost control and working capital management, which we believe will collectively drive free cash flow generation and deleveraging. We believe having increased financial flexibility is a key pillar in achieving our long-term objective as a supplier-of-choice of high value-added, specialized and technologically-advanced products.

Recent Developments

Plan to Transfer Corporate Seat to France

In line with our initiatives to reduce costs and simplify our corporate structure, we announced in July 2017 that we intend to move our corporate seat to France and close our Amsterdam office (the “Corporate Seat Transfer”). In order to effectuate this change, the Company intends to convert its corporate form from a Naamloze Vennootschap (“NV”) to a Societas Europaea (“SE”) through an amendment to its articles of association, and take other steps under Dutch and French law to designate France as its corporate seat. We expect the Corporate Seat Transfer will enable us to make our corporate cost structure more efficient and to benefit from additional potential tax savings. The actions required to implement the Corporate Seat Transfer are subject to shareholder approvals and, if approved, we currently expect Corporate Seat Transfer to be completed by mid-2018, or shortly thereafter. The conversion from the NV form to the SE form requires the creation of an employee representative body, a Special Negotiation Body (“SNB”) to negotiate the involvement of European employees within the SE. The period in which the negotiations can take place is six months (with a possibility to extend for another 6 months if the parties so agree). If no agreement is reached on the terms of the employee involvement, the “standard rules” for such involvement will apply. The first SNB meeting took place on 10 October 2017.

In connection with the Corporate Seat Transfer, we expect to (i) contribute (the “Holdco II Contribution”) all of our equity interests in Constellium Holdco II B.V. to Constellium International, our subsidiary recently formed as a société par actions simplifiée organized under the laws of France, in exchange for shares, such shares to be allocated to the French branch of the Company, and (ii) cause Constellium Holdco II B.V. to merge with and into Constellium International, with Constellium International surviving (the “Holdco II Merger”).

The Corporate Seat Transfer, the Holdco II Contribution, and the Holdco II Merger may affect your rights as shareholders. For more information, see “Risk Factors—Risks Related to Our Business,” “Enforcement of Judgments” and “Material Tax Consequences”.

Plan to De-List Ordinary Shares from Euronext Paris Exchange

Our ordinary shares are currently listed on both NYSE and Euronext Paris under the symbol “CSTM.” In July 2017, we announced that we plan to delist our ordinary shares from Euronext Paris to reduce costs and complexity associated with listing in multiple jurisdictions.

November 2017 Notes Offering and Redemption of Senior Secured Notes and December 2014 Notes

On October 30, 2017, we commenced an offering of up to $450 million aggregate principal amount of senior notes due 2026 and up to €400 million aggregate principal amount of senior notes due 2026 (the “Notes Offering”). The notes offered in the Notes Offering (collectively, the “Notes”) will be offered pursuant to an Offering Memorandum only (1) to qualified institutional buyers (as defined in Rule 144A under the Securities Act) and (2) outside the Unites States in compliance with Regulation S under the Securities Act. This prospectus supplement is not an offer to purchase or a solicitation of an offer to sell the Notes.

On October 30, 2017, in connection with the Notes Offering, the Company announced that it expects to (i) commence cash tender offers (the “Tender Offers”) for any and all of the outstanding $425 million in aggregate principal amount of 7.875% Senior Secured Notes due 2021 (the “Senior Secured Notes”), €240 million in aggregate principal amount of 7.00% Senior Notes due 2023 Euro Notes (the “2023 Euro Notes”), and $400 million in aggregate principal amount of 8.00% Senior Notes due 2023 (the “2023 U.S. Dollar Notes” and, together with the Senior Secured Notes and the 2023 Euro Notes, the “Tender Offer Notes”), and (ii) call for redemption all of the outstanding Tender Offer Notes (the “Redemptions”) at redemption prices equal to (A) in the case of the Senior Secured Notes, 100% of the principal amount of the Senior Secured Notes redeemed, plus the Applicable Premium (as defined under the indenture relating to the Senior Secured Notes), and (B) in the case of the 2023 Euro Notes, 100% of the principal amount of the 2023 Euro Notes redeemed, plus the Applicable Premium (as defined under the indenture relating to the 2023 Euro Notes), and (C) in the case of the 2023 U.S. Dollar Notes, 100% of the principal amount of the 2023 U.S. Dollar Notes redeemed, plus the Applicable Premium (as defined under the indenture relating to the 2023 U.S. Dollar Notes, in each case plus accrued and unpaid interest, if any, to the redemption date (with respect to each series of Tender Offer Notes, the “Redemption Price” for such series). Pursuant to the Tender Offers, holders of Tender Offer Notes who validly tender (and do not validly withdraw) their Tender Offer Notes at or prior to 5:00 p.m., New York City time, on November 6, 2017 (such time and date, as it may be extended, the “Expiration Time”) will be eligible to receive an amount in cash equal to $1,062.29 per $1,000 principal amount of Senior Secured Notes, €1,065.00 per €1,000 principal amount of 2023 Euro Notes, or $1,070.79 per $1,000 principal amount of 2023 U.S. Dollar Notes, as applicable, on the settlement date (the “Settlement Date”), which is expected to coincide with the issuance of the Notes. This prospectus supplement is not an offer to purchase or a solicitation of an offer to sell the Tender Offer Notes.

Concurrently with the issuance of the Notes, the Company intends to satisfy and discharge (the “Satisfaction and Discharge”) all Tender Offer Notes not purchased pursuant to the Tender Offers by depositing with the trustee for the Tender Offer Notes an amount in cash sufficient to pay the applicable Redemption Price for each series of Tender Offer Notes on the applicable redemption date. The Company expects the redemption date of the Tender Offer Notes to occur on or about November 29, 2017.

Constellium intends to use the net proceeds from this offering, together with the net proceeds from the Notes Offering and cash on hand, to fund the Tender Offers and the Satisfaction and Discharge, and to use the remaining net proceeds, if any, for general corporate purposes. See “Use of Proceeds.” The Tender Offers and the Redemptions are conditioned on this offering of our ordinary shares and the issuance of the notes in the Notes Offering.

We refer to the Notes Offering, the Tender Offers, the Redemptions and the Satisfaction and Discharge collectively as the “Notes Transactions.” We refer to the Notes Transactions and the offering of ordinary shares pursuant to this prospectus supplement as the “Transactions.”

Pan-U.S. ABL Facility

On June 21, 2017, Ravenswood and Wise Alloys entered into a $300 million asset-based revolving credit facility (the “Pan-U.S. ABL Facility”), with the lenders from time to time party thereto and Wells Fargo Bank, National Association as administrative agent (the “Pan-U.S. ABL Administrative Agent”) and collateral agent. The Pan-U.S. ABL Facility has sublimits of $30 million for letters of credit and $30 million for swingline loans. At the option of Ravenswood and Wise Alloys, the maximum borrowings under the Pan-U.S. ABL Facility may be increased by up to an additional $200 million subject to, among other things, payment of a fee in the amount of 0.125% of such increase and the granting of a lien in favor of the Pan-U.S. ABL Administrative Agent over certain accounts receivable (and termination of any factoring facilities with respect to such receivables). The lenders under the Pan-U.S. ABL Facility have provided commitments with respect to such increase (the “Pan-U.S. ABL Incremental Commitments”). The Pan-U.S. ABL Facility provides Ravenswood and Wise Alloys a working capital facility for their respective operations. Concurrently with Ravenswood and Wise Alloys’ entry into the Pan-U.S. ABL Facility, Ravenswood’s asset-based revolving credit facility, entered into on May 25, 2012 (the “Ravenswood ABL Facility”), and Wise Alloys’ asset-based revolving credit facility, entered into on December 11, 2013, were each terminated. See “Description of Other Indebtedness—Pan-U.S. ABL Facility.”

Amendment to Wise Factoring Facility

On May 12, 2017, the New Wise RPA (as defined herein) was amended to permit the sale of certain receivables with due dates up to 115 days after the invoice date (increased from 90 days).

French Inventory Facility

On April 21, 2017, Constellium Issoire and Constellium Neuf Brisach (the “French Borrowers”) entered into a €100 million asset-based revolving credit facility (the “French Inventory Facility”) with the lenders from time to time party thereto and Factofrance as agent. The French Inventory Facility was amended on June 13, 2017 to, among other things, make certain changes to the procedure for calculating the Turn Ratio (as defined therein). The French Inventory Facility provides the French Borrowers a working capital facility for their operations. See “Description of Other Indebtedness—French Inventory Facility.”

Amendment and Restatement of French Factoring Agreement

On April 19, 2017, we entered into an Amendment and Restatement Agreement (the “French Factoring Facility Amendment”), among certain of our French subsidiaries (the “French Sellers”), Constellium Holdco II

B.V., Constellium Switzerland AG, and Factofrance SAS (the “Factor”), with respect to the factoring agreement, dated January 4, 2011 (the “French Factoring Agreement”), among the French Sellers and the Factor. Among other things, the French Factoring Facility Amendment extends the commitment period under the French Factoring Facility from December 31, 2018 to October 29, 2021. See “Description of Other Indebtedness—European Factoring Agreements.”

Corporate Information

The following diagram summarizes our corporate entity structure as of September 30, 2017, including our significant subsidiaries and certain other subsidiaries, after giving effect to the Transactions.

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543, and its telephone number is (518) 433-4740.

Risk Factors

Investing in the ordinary shares involves substantial risk. You should carefully consider all of the information in this prospectus supplement, including the information incorporated by reference herein. In particular, for a discussion of some specific factors you should consider before buying the ordinary shares, see “Risk Factors.”

THIS OFFERING

Issuer	Constellium N.V.

Ordinary shares offered by us	25,000,000 ordinary shares.

Ordinary shares to be outstanding immediately after this offering (excluding the underwriters’ option to purchase additional ordinary shares)	130,735,623 ordinary shares(1)

Offering price	$11.00 per ordinary share.

Voting rights	Our ordinary shares have one vote per share.

Listing	Our ordinary shares are listed on the NYSE and Euronext Paris under the symbol “CSTM”. The ordinary shares offered hereby will be listed on the NYSE and we intend to apply to list the ordinary shares offered hereby on Euronext in Paris.

Underwriters’ option to purchase additional ordinary shares	The underwriters may also purchase up to an additional 3,750,000 ordinary shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement.

Use of proceeds	We intend to use the net proceeds from this offering, together with the proceeds of the Notes Offering and cash on hand, to retire all of our outstanding $425 million 7.875% U.S. Dollar senior secured notes due 2021, €240 million 7.000% Euro senior notes due 2023, and $400 million 8.000% U.S. Dollar senior notes due 2023, pursuant to the Tender Offers and the Satisfaction and Discharge. We intend to use any excess proceeds remaining after the retirement of these notes for general corporate purposes.

Dividend policy	Our board of directors periodically explores the potential adoption of a dividend program; however, no assurances can be made that any future dividends will be paid on the ordinary shares. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” in our most recent Annual Report on Form 20-F, incorporated by reference herein.

Tax considerations	See “Material Tax Consequences,” beginning on page S-77.

Risk Factors	See “Risk Factors” and other information included in this prospectus supplement for a discussion of factors you should consider before deciding to invest in our ordinary shares.

(1)	The number of ordinary shares outstanding immediately after this offering is based on 105,735,623 ordinary shares outstanding as of September 30, 2017.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth the summary historical consolidated financial data for Constellium for the periods and as of the dates indicated.

The summary historical financial information presented as of December 31, 2016 and December 31, 2015 and for the years ended December 31, 2016, 2015 and 2014 has been derived from Constellium’s audited consolidated financial statements, prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as adopted by the EU, incorporated by reference in this prospectus supplement. The summary historical financial information presented as of December 31, 2014 has been derived from our audited financial statements not included or incorporated by reference in this prospectus supplement. The summary historical financial information presented as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 is derived from the unaudited condensed interim consolidated financial statements, prepared in accordance with IAS 34—Interim Financial Reporting and included elsewhere in this prospectus supplement. The summary historical financial information presented as of September 30, 2016 has been derived from our unaudited financial statements not included in this prospectus supplement. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

This information is only a summary and should be read in conjunction with the “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited condensed interim consolidated financial statements of Constellium and notes thereto included elsewhere in this prospectus supplement and the audited consolidated financial statements of Constellium and notes thereto incorporated by reference in this prospectus supplement.

	As of and for the year ended December 31,			As of and for the nine months ended September 30,
(€ in millions other than per ton data)	2014	2015	2016	2016	2017
Statement of income data
Revenue	3,666	5,153	4,743	3,582	3,989
Gross Profit	483	450	516	394	429
Income/(loss) from operations	150	(426)	246	217	253
Finance costs—net	58	155	167	130	127
Net income/(loss) from continuing operations	54	(552)	(4)	16	49
Net Income/(loss)	54	(552)	(4)	16	49
Statement of financial position data
Cash and cash equivalents	991	472	347	618	300
Borrowings(1)	1,252	2,233	2,468	2,522	2,257
Total liabilities(2)	3,049	4,168	4,357	4,512	4,169
Total assets(2)	3,012	3,628	3,787	3,916	3,682
Net assets/(liabilities) or total invested equity	(37)	(540)	(570)	(596)	(487)
Share capital	2	2	2	2	2
Other operational and financial data (unaudited):
Net trade working capital(4)	210	149	199	190	228
Capital expenditure(5)	199	350	355	230	175
Volumes (in Kt)	1,062	1,478	1,470	1,126	1,132
Net debt(6)	222	1,703	2,035	1,864	1,987
Adjusted EBITDA per ton (€/ton)	259	232	257	263	293
Adjusted EBITDA(7)	275	343	377	296	331
Packaging & Automotive Rolled Products (P&ARP) Adjusted EBITDA per ton (€ per ton)	190	176	199	203	205
Aerospace & Transportation (A&T) Adjusted EBITDA per ton (€ per ton)	380	445	425	439	541
Automotive Structures & Industry (AS&I) Adjusted EBITDA per ton (€ per ton)	351	380	471	485	510

	As of and for the year ended December 31,			As of and for the twelve months ended September 30,
(€ in millions other than per ton data)	2014	2015	2016	2016	2017
Ratio of Total Secured Debt(8) to Adjusted EBITDA	N/A	2.4	3.1	3.0	1.1
Ratio of Net debt to Adjusted EBITDA	N/A	5.0	5.4	5.0	4.8
Ratio of Borrowings to Adjusted EBITDA	N/A	6.5	6.5	6.8	5.5

(€ in millions other than per ton data)	As of and for the twelve months ended September 30, 2017(3)
As adjusted after giving effect to the Transactions(9):
As adjusted ratio of Total Secured Debt to Adjusted EBITDA	0.2
As adjusted ratio of Net debt to Adjusted EBITDA	4.4
As adjusted ratio of Borrowings to Adjusted EBITDA	5.0

(1)	Borrowings is defined as the sum of current and non-current borrowings.
(2)	In the third quarter of 2015, the Group decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.
(3)	Adjusted EBITDA for the twelve months ended September 30, 2017 is defined as the sum of Adjusted EBITDA for the year ended December 31, 2016 and Adjusted EBITDA for nine months ended September 30, 2017, minus Adjusted EBITDA for the nine months ended September 30, 2016.
(4)	Net trade working capital, a measurement not defined by IFRS, represents total inventories plus trade receivables less trade payables, and is calculated as follows:

	As of December 31,			As of September 30,
(€ in millions)	2014	2015	2016	2016	2017
Trade receivables—net	436	264	235	310	334
Inventories	436	542	591	559	612
Trade payables	(662)	(657)	(627)	(679)	(718)

Net trade working capital	210	149	199	190	228

Management believes that net trade working capital is a useful measure for reviewing performance of the Company as it relates to cash generation.

(5)	Represents purchases of property, plant, and equipment.
(6)	Net debt, a measurement not defined by IFRS, is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees, and is calculated as follows:

	As of December 31,			As of September 30,
(€ in millions)	2014	2015	2016	2016	2017
Borrowings	1,252	2,233	2,468	2,522	2,257
Fair value of cross currency interest swaps(a)	(29)	(47)	(77)	(31)	31
Cash and cash equivalents	(991)	(472)	(347)	(618)	(300)
Cash pledged for issuance of guarantees	(10)	(11)	(9)	(9)	(1)

Net debt	222	1,703	2,035	1,864	1,987

(a)	Represents the fair value of cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates used to hedge the principal of the Constellium N.V. U.S. Dollar senior notes, net of related margin calls.

Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

(7)	Adjusted EBITDA, a measurement not defined by IFRS, is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally nonrecurring items. The table presented below provides a reconciliation of Constellium’s net income or loss to Adjusted EBITDA for each of the three years ended December 31, 2014, 2015, and 2016 and for the nine months ended September 30, 2016 and 2017:

	For the year ended December 31,			For the nine months ended September 30,
(€ in millions)	2014	2015	2016	2016	2017
Net income (loss)	54	(552)	(4)	16	49
Income tax expense (benefit)	37	(32)	69	63	56
Finance costs, net	58	155	167	130	127
Share of (gain) / loss of joint ventures	1	3	14	8	21
Depreciation and amortization	49	140	155	109	125
Impairment(a)	—	457	—	—	—
Restructuring costs	12	8	5	5	3
Unrealized (gains) / losses on derivatives	53	20	(71)	(65)	(40)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	(1)	3	(3)	(1)	3
(Gains) / Losses on pension plan amendments(b)	(9)	5	—	—	(20)
Swiss pension plan settlements	(6)	—	—	—	—
Share based compensation	4	7	6	5	6
Metal price lag(c)	(27)	34	(4)	3	(16)
Start-up and development costs(d)	11	21	25	16	14
Manufacturing system and process transformation costs(e)	1	11	5	4	1
Wise integration and acquisition costs	34	14	2	2	—
Wise one-time costs(f)	—	38	20	20	—
Wise purchase price adjustment(g)	—	—	(20)	(19)	—
Income tax contractual reimbursements	(8)	—	—	—	—
Losses on disposals and assets classified as held for sale	5	5	10	—	2
Other(h)	7	6	1	—	—

Adjusted EBITDA	275	343	377	296	331

(a)	Includes mainly for the year ended December 31, 2015, an impairment charge of €400 million related to Muscle Shoals intangible assets and Property, plant and equipment and €49 million related to Constellium Valais Property, plant and equipment.
(b)	In the nine months ended September 30, 2017, amendments to certain Swiss pension plan, U.S. pension plan and OPEB resulted in €20 million net gain.
(c)	Represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, multiplied by the quantity sold in the period.
(d)	Start-up costs relating to new sites and business development initiatives for the year ended December 31, 2015, year ended December 31, 2016 and the nine months ended September 30, 2016 and September 30, 2017 amounted to €21 million, €25 million, €16 million and €14 million, respectively. These costs primarily relate to our Body In White/ABS growth projects both in Europe and the U.S., which amounted to €16 million, €20 million, €13 million and €2 million, respectively, for the year ended December 31, 2015, year ended December 31, 2016 and the nine months ended September 30, 2016 and nine months ended September 30, 2017. For the nine months ended September 30, 2017, start-up and development costs also relate to new sites in our Automotive Structures and Industries segment for €12 million.
(e)	Manufacturing system and process transformation costs are related to supply chain reorganization mainly in our A&T operating segment.
(f)	For the year ended December 31, 2015, Wise one-time costs related to i) Wise Mid-West premium losses for €22 million, ii) non-cash step-up in inventory costs on the acquisition of Wise entities for €12 million and iii) the unwinding of Wise previous hedging policies losses for €4 million.

For year ended December 31, 2016 and the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the renegotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal terms of business.

(g)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded €20 million gain net of costs.
(h)	For the nine months ended September 30, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provisions related to one-time loss contingencies.

(8)	Total Secured Debt is comprised of the nominal amount of the Constellium N.V. Senior Secured Notes due 2021 (€360 million excluding debt issuance costs for €9 million and accrued interests amount for €14 million), other borrowings for €60 million and outstanding borrowings under our ABL facilities for €40 million. In 2015 and 2016, Total Secured Debt also included the Wise Secured Notes.
(9)	Ratios are calculated on an as adjusted basis giving effect to the Transactions as though they had occurred on September 30, 2017.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment in our securities, you should carefully consider the risks below and all of the information included or incorporated by reference into this prospectus supplement, including the risks described under the heading “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Commission on March 21, 2017, as updated by the other reports and documents we file with the Commission that are incorporated by reference herein. Please see the sections of this prospectus entitled “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.” The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations. The order in which the risks are presented does not necessarily reflect the likelihood of their occurrence or the magnitude of their potential impact on our business, financial condition, results of operations and prospects or on the value of our ordinary shares. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

Risks Related to Our Business

We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.

We are engaged in a highly competitive industry. We compete in the production and sale of rolled aluminium products with a number of other aluminium rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills, some of which are larger and have greater financial and technical resources than we do. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage. Our competitors may be better able to withstand reductions in price or other adverse industry or economic conditions.

In addition, a current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing equilibrium prices in our marketplace. New competitors could emerge from within Europe or North America or globally, including from China, Russia and the Middle East, and could include existing producers and sellers of steel products that may seek to compete in our industry. Emerging or transitioning markets in these regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Our competitive position may also be affected by exchange rate fluctuations that may make our products less competitive. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position. In addition, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted.

In addition, the aluminium industry has experienced consolidation over the past years and there may be further industry consolidation in the future. Although industry consolidation has not yet had a significant negative impact on our business, if we do not have sufficient market presence or are unable to differentiate ourselves from our competitors, we may not be able to compete successfully against other companies. If as a result of consolidation, our competitors are able to obtain more favorable terms from suppliers or otherwise take actions that could increase their competitive strengths, our competitive position and therefore our business, results of operations and financial condition may be materially adversely affected.

Aluminium may become less competitive with alternative materials, which could reduce our share of industry sales, lower our selling prices and reduce our sales volumes.

Our fabricated aluminium products compete with products made from other materials—such as steel, glass, plastics and composite materials—for various applications. Higher aluminium prices relative to substitute materials tend to make aluminium products less competitive with these alternative materials. The willingness of customers to accept aluminium substitutes could result in reduced prices or sales volumes, either of which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminium products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations. Relatedly, certain existing regulations may make our products more attractive than competing products, including the Corporate Average Fuel Economy (“CAFE”) standards that require material improvements in the automotive and light truck miles per gallon by 2025. We believe such standards have increased demand for lighter materials used in the vehicle’s body. Any deregulation or relaxation of the CAFE or other fuel economy or emissions standards, which may result from recent changes in the political climate (including EPA and NHTSA’s announcement in March of 2017 that they were reconsidering the previously adopted standards for 2022 to 2025), could reduce the need for lighter materials among our customers and may therefore have the effect of making our products less competitive with alternative materials. Any reduction in the competitiveness of our products relative to alternative materials could adversely affect our financial position, results of operations and cash flows.

Customers in our end-markets, including the can, aerospace and automotive sectors, use and continue to evaluate the further use of alternative materials to aluminium in order to reduce the weight and increase the efficiency of their products. Although trends in “light-weighting” have generally increased rates of using aluminium as a substitution of other materials, the willingness of customers to accept substitutions for aluminium, or the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminium products, could adversely affect the demand for our products, and thus materially adversely affect our financial position, results of operations and cash flows.

Our business requires substantial capital investments that we may be unable to fulfill. We may be unable to timely complete our expected capital investments, including in Body in White/auto body sheet, or may be unable to achieve the anticipated benefits of such investments.

Our operations are capital intensive. Our total capital expenditures were €175 million for the nine-month period ended September 30, 2017, and €355 million and €350 million for the years ended December 31, 2016 and 2015, respectively.

There can be no assurance that we will be able to complete our capital investments, including our expected investments in Body in White/auto body sheet (which in our industry is generally referred to as auto body sheet and which we refer to herein as “BiW/ABS”), on schedule, or that we will be able to achieve the anticipated benefits of such capital investments. In addition, we are under no legal obligation to complete the expansion of our BiW/ABS program. We may at any time determine not to complete the expansion of our BiW/ABS program. Additionally, we may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures (including completing our expected BiW/ABS investments), service or refinance our indebtedness or fund other liquidity needs, including additional investments. We may experience delays in materializing demand for our BiW/ABS products, and we may not receive customer orders for BiW/ABS products as quickly as we had anticipated. Delays in materializing demand or revenues from our BiW/ABS investments could adversely affect our results of operations.

If we are unable to make upgrades, repairs or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, reduced production capacity and other competitive factors. In addition, if we are unable to, or determine not to, complete our expected or additional BiW/ABS investments, or such investments are delayed, we will not realize the anticipated benefits of such investments, which may adversely affect our results of operations.

We are subject to unplanned business interruptions that may materially adversely affect our business and financial results.

Our operations may be materially adversely affected by unplanned business interruptions caused by events such as explosions, fires, war or terrorism, inclement weather, natural disasters, accidents, equipment failure and breakdown, information technology systems and process failures, electrical blackouts or outages, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses and delays in our production capacity, increase our operating costs and have a negative financial impact on the company and our customers. In addition, replacement of assets damaged by such events could be difficult, lengthy or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be adversely affected by such events. For example, in 2008, a stretcher at Constellium’s Ravenswood, West Virginia facility was damaged due to a defect in its hydraulic system, causing a substantial outage at that facility that had a material impact on our production volumes at this facility and on our financial results for the affected period. Further, in September 2015, Constellium’s Neuf-Brisach plant suffered an unplanned outage at the manufacturing facility as a result of the breakdown of a scalper, which had an adverse impact on the earnings in 2015. From time to time, we have similar or other equipment failures impacting our production capacity, which may have a negative impact on our financial results.

Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule, delay or cancel their own production due to our delivery delays or operational challenges, may be able to pursue financial and legal claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Interruptions may also harm our reputation among actual and potential customers, and the reputation of our customers, potentially resulting in a loss of business, operational shutdowns or other adverse consequences for us and our customers. In addition, because in many cases we have dedicated facilities and arrangements with customers, production outages or other business operations at an isolated facility could adversely affect our ability to timely fulfill orders for the applicable customer, potentially harming our relationship with that customer or our business and results of operations.

We could experience labor disputes and work stoppages that could disrupt our business and have a negative impact on our financial condition and results of operations.

From time to time, we may experience labor disputes and work stoppages at our facilities. For example, we experienced work stoppages and labor disturbances at our Ravenswood, West Virginia facility in 2012 in conjunction with the renegotiation of the collective bargaining agreement. Additionally, we experienced work stoppages and labor disturbances at our Issoire and Neuf-Brisach facilities in November 2013 and resumed normal operations in early December 2013. We also faced minor stoppages in our Issoire site in December 2015 during the yearly collective bargaining agreement negotiations. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs. Our Ravenswood facility successfully renegotiated its collective bargaining agreement in July 2017.

In addition, in light of demographic trends in the labor markets where we operate, we expect that our factories will be confronted with high levels of natural attrition in the coming years due to retirements. Strategic workforce planning will be a challenge to ensure a controlled exit of skills and competencies and the timely acquisition of new talent and competencies, in line with changing technological and industrial needs.

We are dependent on a limited number of customers for a substantial portion of our sales, and a failure to successfully renew, renegotiate or re-price our long-term or other agreements with our customers may adversely affect our results of operations, financial condition and cash flows.

Our business is exposed to risks related to existing market concentration of our customers. We estimate that our ten largest customers accounted for approximately 55% of our consolidated revenues in 2016, two of which accounted for more than 10% of our consolidated revenues over the same period. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We have long-term contracts and related arrangements with a significant number of our customers. Some of our long-term customer contracts and related arrangements have provisions that, by their terms, may become less favorable to us over time. If we fail to successfully renegotiate or re-price these less favorable provisions, including payment terms, in our long-term agreements and related arrangements then our results of operations, financial condition and cash flows could be materially adversely affected. Furthermore, some of our long-term contracts and related arrangements are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions, or provide termination rights to our customers. If we fail to renew, renegotiate or re-price these long-term contracts or arrangements at all, or on favorable terms, including payment terms, then our results of operations, financial condition and cash flows could be materially adversely affected. Any of these risks, or any material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer purchase volume or revenue, which could adversely affect our results of operations. If we are not successful in replacing business lost from such customers, or in negotiating favorable terms, our results of operations, financial condition and cash flows could be materially adversely affected.

In addition, our strategy of having dedicated facilities and arrangements with customers subjects us to the inherent risk of increased dependence on a single or a few customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at one or more of our facilities, could materially negatively affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes and revenue.

Customer consolidation could adversely impact our financial position, results of operations and cash flows.

Customers in our end-markets, including the can, aerospace and automotive sectors, may consolidate and grow in a manner that could affect their relationships with us. For example, if one of our competitors’ customers acquires any of our customers, we may lose that acquired customer’s business. Additionally, if our customers become larger and more concentrated, they could exert pressure in pricing and payment terms, as just two examples on all suppliers, including us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce prices or maintain prices during periods of increased costs, or if we lose customers because of consolidation, pricing or other methods of competition, our financial position, results of operations and cash flows may be adversely affected.

We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew, renegotiate or re-price our long-term agreements or other arrangements with our suppliers may adversely affect our results of operations, financial condition and cash flows.

Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced supply of aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium and other raw materials. Our top 10 suppliers accounted for approximately 45% of our total purchases for the year ended December 31, 2016. Increasing aluminium demand levels have caused regional supply constraints in the industry, and further increases in demand levels, and unavailable supply, could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts or any related arrangements when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities of this material on a timely basis, our production may be disrupted and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We depend on scrap aluminium for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. In periods of low inventory prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, a decrease in the supply of used beverage containers (“UBCs”) available to us resulting from a decrease in the rate at which consumers consume or recycle products contained or packaged in aluminium beverage cans could negatively impact our supply of aluminium. For example, the slowdown in industrial production and consumer consumption during the most recent economic crisis reduced and may continue to reduce the supply of scrap metal available. Previously, we had relied on our relationship with AB InBev to provide us with certain amounts of UBCs but, since November 2016, we transitioned the procurement of UBCs inhouse to Constellium Metal Procurement, in Muscle Shoals. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operation, financial condition and cash flows could be materially adversely affected.

In addition, we seek to take advantage of the lower price of scrap aluminium compared to primary aluminium to provide a cost-competitive product. A decrease in the supply of scrap aluminium could increase its cost per pound. To the extent the discount between the primary aluminium price and scrap price narrows, our competitive advantage may be reduced. We cannot make use of financial markets to effectively hedge against reductions in this discount as this market is not readily available. If the difference between the price of primary and scrap aluminium is narrow for a considerable period of time, it could adversely affect our business, financial condition and results of operations.

Our financial results could be adversely affected by the volatility in aluminium prices.

The overall price of primary aluminium consists of several components: (1) the underlying base metal component, which is typically based on quoted prices from the London Metal Exchange (“LME”); (2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the U.S. or the Rotterdam premium for metal sold in Europe); and (3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminium, including expectations for growth and contraction and the level of global inventories. Regional premiums tend to vary based on the supply and demand for metal in a particular region and associated warehousing and transportation costs. Product premiums generally are a function of supply and demand as well as production and raw material costs for a given primary aluminium shape and alloy combination in a particular region.

Speculative trading in aluminium has increased in recent years, contributing to higher levels of price volatility. In the nine months ended September 30, 2017, the LME cash price of aluminium reached a high of $2,164 per metric ton and a low of $1,701 per metric ton. In 2016, the LME cash price of aluminium reached a high of $1,777 per metric ton and a low of $1,453 per metric ton, compared to a high of $1,919 and a low of $1,424 per metric ton in 2015. During 2014, regional premiums reached levels substantially higher than historical averages, whereas in 2015, such premiums experienced significant decreases in all regions, reverting to levels that are closer to historical averages. The Rotterdam regional premium increased to 26% of the LME base price in December 2014 and the Midwest regional premium increased to 27% of the LME base price. In September 2017, regional premiums represented 7% of the LME base price for the Rotterdam regional premium and 9% of the LME base price for the U.S. Midwest regional premium. Sustained high aluminium prices, increases in aluminium prices, the inability to meaningfully hedge our exposure to aluminium prices, or the inability to pass through any fluctuation in regional premiums or product premiums to our customers, could have a material adverse effect on our business, financial condition, and results of operations and cash flow.

If we are unable to adequately mitigate the cost of price increases of our raw materials, including aluminium, our profitability could be adversely affected.

Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. Although our sales are generally made on a “margin over metal price” basis, if prices increase, we may not be able to pass on the entire cost of the increases to our customers. There could also be a time lag between when changes in prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we are exposed to fluctuations in raw materials prices, including metal, since during this time lag we may have to temporarily bear the additional cost of the price change under our purchase contracts. Further, although most of our contracts allow us to substantially pass through metal prices to our customers, we have certain contracts that are based on fixed metal pricing, where pass through is not available. Similarly, in certain contracts we have ineffective pass through mechanisms related to regional premium fluctuation. A related risk is that a sustained significant increase in raw materials prices may cause some of our customers to substitute our products with other materials. We attempt to mitigate these risks, including through hedging, but we may not be able to successfully reduce or eliminate any resulting negative impact, which could have a material adverse effect on our profitability and financial results.

The price volatility of energy costs may adversely affect our profitability.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affects operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of further taxes on energy. Although we have secured a large part of our natural gas and electricity under fixed price commitments or long-term contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.

Adverse changes in currency exchange rates could negatively affect our financial results.

The financial condition and results of operations of some of our operating entities are reported in various currencies and then translated into euros at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, the appreciation of the euro against the currencies of our operating local entities may have a negative impact on reported revenues and operating profit, and the resulting accounts receivable, while depreciation of the euro against these currencies may generally have a positive effect on reported revenues and operating profit. We do not hedge translation of forecasted results or actual results.

In addition, while the majority of costs incurred are denominated in local currencies, a portion of the revenues are denominated in U.S. dollars and other currencies. As a result, appreciation in the U.S. dollar may have a positive impact on earnings while depreciation of the U.S. dollar may have a negative impact on earnings. While we engage in significant hedging activity to attempt to mitigate this foreign transactions currency risk, this may not fully protect us from adverse effects due to currency fluctuations on our business, financial condition or results of operations.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to enter into certain derivative instruments.

We purchase and sell LME and other forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials prices. If we are unable to enter into such derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging program depends on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance. As an example, in 2015, we were unable to hedge all of our exposure to the decrease in the Midwest regional premium component of aluminium prices, resulting in unrecovered Midwest premium charges of €22 million at Wise.

We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements.

To the extent our hedging transactions fix prices or exchange rates and if primary aluminium prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, then our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not adequately hedge for prices and premiums (including the Midwest regional premium) of our aluminium and other raw materials, our financial results may also be negatively impacted. Further, with the exception of derivatives hedging forecasted cash flows on certain long-term aerospace contracts, we do not apply hedge accounting to our forwards, futures or option contracts. Unrealized gains and losses on our derivative financial instruments that do not qualify for hedge accounting are reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period—over—period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

At certain times, hedging instruments may simply be unavailable or not available on terms acceptable to us. In addition, recent legislation has been adopted to increase the regulatory oversight of over-the-counter derivatives markets and derivative transactions. The companies and transactions that are subject to these regulations may change. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, this could have an adverse effect on our financial condition and results of operations.

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships.

A deterioration in our financial position or a downgrade of our credit ratings could adversely affect our financing, limit access to the capital or credit markets or our liquidity facilities, or otherwise adversely affect the availability of other new financing on favorable terms or at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise impair our business, financial condition and results of operations.

While the terms of our other existing financing arrangements do not require us to maintain a specific credit rating, the commitments of Hitachi Capital America Corp. and Intesa Sanpaolo S.p.A., New York Branch (the “New Wise RPA Purchasers”) under the New Wise RPA (as defined herein) are conditioned on, among other things, (i) Constellium’s corporate credit rating not having been withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, and (ii) there not having occurred a material adverse change in the business condition, operations, or performance of Wise Alloys Funding II LLC (the “New Wise RPA Seller”), Wise Alloys, or Constellium Holdco II B.V. See “Description of Other Indebtedness—Wise Factoring Facilities.” If Constellium’s corporate credit rating is withdrawn by either Standard & Poor’s or Moody’s or downgraded below B- by Standard & Poor’s and B3 by Moody’s, or a material adverse change occurs in the business condition, operations or performance of the New Wise RPA Seller, Wise Alloys, or Constellium Holdco II B.V., a condition precedent to the obligation of the New Wise RPA Purchasers under the New Wise RPA to purchase receivables from the New Wise RPA Seller will not be satisfied, and all purchases under the New Wise RPA will become uncommitted. If the New Wise RPA is not extended, refinanced or replaced, Wise’s cash collections from customers will be on longer terms than currently funded through the New Wise RPA. As a result, Wise’s liquidity could meaningfully decrease, causing Wise to have insufficient liquidity to operate its business and service its indebtedness, unless another source of liquidity, which may include capital contributions from the ultimate parent Constellium N.V., is identified.

A deterioration of our financial position or a downgrade of our credit ratings for any reason could also increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. As discussed above, we enter into various forms of hedging arrangements against currency, interest rate or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in hedging and trading activities in the future.

Our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures.

Our indebtedness impacts our flexibility in operating our business and could have important consequences for our business and operations, including the following: (i) it may make us more vulnerable to downturns in our business or the economy; (ii) a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes; (iii) it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and (iv) it may adversely affect the terms under which suppliers provide goods and services to us. Our indebtedness materially increased following the Wise Acquisition. With increased indebtedness, we are more susceptible to the risks discussed above.

If we are unable to meet our debt service obligations and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures (including, without limitation, our expected, or additional, investments in BiW/ABS), sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

The loss of certain members of our management team may have a material adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals including our Chief Executive Officer and Chief Financial Officer, possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be negatively affected. Moreover, the hiring of qualified individuals is highly competitive in our industry, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees.

If we fail to implement our business strategy, including our productivity improvement initiatives, our financial condition and results of operations could be materially adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers in selected international regions, fixed-cost containment and cash management, and executing on our manufacturing productivity improvement programs. We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results.

Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, or general economic conditions (including slower or lower than expected growth and customer demand in North America for BiW/ABS aluminium rolled products). Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and manufacturing system and process transformation initiatives to improve performance, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce costs and increase productivity over the long term.

The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries and a general regional or global economic downturn could negatively affect our financial condition and results of operations.

The metals industry is generally cyclical in nature, and these cyclical fluctuations tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, financing availability, the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. Historically, in periods of recession or periods of minimal economic growth, metals companies have often tended to underperform other sectors. In addition, economic downturns in regional and global economies, including in Europe, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past and could have a negative impact on our future financial condition or results of operations. Although we continue to seek to diversify our business on a geographic and end-market basis, we cannot assure you that diversification would mitigate the effect of cyclical downturns.

We are particularly sensitive to cycles in the aerospace, defense, automotive, other transportation, building and construction and general engineering end-markets, which are highly cyclical. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminium products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Accordingly, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.

In particular, we derive a significant portion of our revenues from products sold to the aerospace industry, which is highly cyclical and tends to decline in response to overall declines in the general economy. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of the U.S. and global economies and numerous other factors, including the effects of terrorism. A number of major airlines have undergone Chapter 11 bankruptcy or comparable insolvency proceedings and experienced financial strain from volatile fuel prices. The aerospace industry also suffered significantly in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. Despite existing backlogs, continued financial uncertainty in the industry, inadequate liquidity of certain airline companies, production issues and delays in the launch of new aircraft programs at major aircraft manufacturers, stock variations in the supply chain, terrorist acts or the increased threat of terrorism may lead to reduced demand for new aircraft that utilize our products, which could materially adversely affect our financial position, results of operations and cash flows.

Further, the demand for our automotive extrusions and rolled products and many of our general engineering and other industrial products is dependent on the production of cars, light trucks, and heavy duty vehicles and trailers. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the strength of the overall economy. We note that the demand for luxury vehicles in China has become significant over the past several years and therefore fluctuations in the Chinese economy may adversely affect the demand for our products. Production cuts by manufacturers may adversely affect the demand for our products. Many automotive-related manufacturers and first tier suppliers are burdened with substantial structural costs, including pension, healthcare and labor costs that have resulted in severe financial difficulty, including bankruptcy, for several of them. A worsening of these companies’ financial condition or their bankruptcy could have further serious effects on the conditions of the markets, which directly affects the demand for our products. In addition, the loss of business with respect to, or a lack of commercial success of, one or more particular vehicle models for which we are a significant supplier could have a materially adverse impact on our financial position, results of operations and cash flows.

Customer demand in the aluminium industry is also affected by holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, the lowest volumes typically occurring in August and December and highest volumes occurring in January to June. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unusually cool summers in different regions in which we conduct our business could have a negative effect on our financial position, results of operations and cash flows.

A higher consumer focus on obesity and other health concerns may lead to a tax upon and/or otherwise reduce customer demand in our can end-market, which could reduce demand for our products and negatively affect our financial condition and results of operations.

Consumers, public health officials and government officials are becoming increasingly concerned about the public health consequences associated with obesity, particularly among young people. In addition, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of certain types of beverages, especially sugar-sweetened beverages, which include some of the beverages in which our aluminium packaging is used. Increasing public concern about these issues and possible new taxes on and governmental regulations related to these beverages may reduce demand for these beverages, which could adversely affect the demand for our products. Any reduction in the demand for our products could have a material adverse effect on our business, financial condition and results of operations.

Our production capacity might not be able to meet customer or market demand or changing market conditions.

We may be unable to meet customer or market demand, or changing market conditions due to production capacity constraints or operational challenges. Meeting such demand may also require us to make substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. Notwithstanding our ongoing plans and investments to increase our capacity, we may not be able to expand our production capacity quickly enough in response to operational challenges or changing market conditions, and there can be no assurance that our production capacity will be able to meet our existing obligations and the growing market demand for our products. If we are unable to adequately expand our production capacity, we may be unable to take advantage of improved market conditions and increased demand for our products. We may also experience loss of market share, operational challenges, increased costs, penalties for late delivery, disruption in our ability to supply our products, reduction in demand for our products, our reputation with actual and potential customers may be harmed, and our customer’s reputation may be harmed, resulting in loss of business and a negative impact on our financial performance.

The beverage can sheet industry is competitive, and our competitors have greater resources and product and geographic diversity than we do.

The market for beverage can sheet products is competitive. Our competitors have market presence, operating capabilities and financial and other resources that are greater than ours. They also have greater product and geographic diversity than we do. Because of their greater resources and product and geographic diversity, these competitors may have an advantage over us in their abilities to research and develop technology, pursue acquisition, investment and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets and withstand business interruptions or adverse global economic conditions. There are no assurances that we will be able to compete successfully in these circumstances.

In addition, we are subject to competition from non-aluminium sources of packaging, such as plastics and glass. Consumer demand and preferences also impact customer selection of packaging materials. While we believe that the recyclability of aluminium, coupled with increasing consumer focus on resource conservation, may reduce the impact of competition from certain alternative packaging sources, there is no guaranty that such competition will be reduced.

Reductions in demand for our products may be more severe than, and may occur prior to, reductions in demand for our customers’ products.

Customers purchasing our products, such as those in the cyclical aerospace industry, generally require significant lead time in the production of their own products. Therefore, demand for our products may increase prior to demand for our customers’ products. Conversely, demand for our products may decrease as our customers anticipate a downturn in their respective businesses. As demand for our customers’ products begins to soften, our customers could meet the reduced demand for their products using their existing inventory without replenishing the inventory, which would result in a reduction in demand for our products greater than the reduction in demand for their products. Further, the reduction in demand for our products can be exacerbated if inventory levels held by our customers exceed normal levels and our customers can utilize existing inventory for their own production requirements. This amplified reduction in demand for our products while our customers consume their inventory to meet their business needs (destocking) may adversely affect our financial position, results of operations and cash flows.

Our joint venture with UACJ in BiW/ABS products in the U.S. may not generate the expected returns and we may be unable to execute on our strategy with respect to the joint venture.

We have a joint venture with UACJ Corporation (“UACJ”) to produce automotive BiW/ABS sheet in the U.S. and establish a leadership position in the growing North American BiW/ABS market. In 2016, we expanded the scope of our joint venture agreement to include investment in two additional 100 kt finishing lines, to be funded 51% by Constellium and 49% by Tri-Arrows Aluminum Holdings, a U.S. affiliate of UACJ. We cannot assure you that we will be able to successfully implement the planned expansion or our business strategy with respect to our joint venture with UACJ. Any inability to execute on the expansion or our strategy with respect to the joint venture could materially reduce our expected earnings and could adversely affect our operations overall.

The joint venture’s automotive (CALP) line is currently undergoing an extensive qualification process and production ramp up for original equipment manufacturer (“OEM”) products. Any significant delays incurred during this qualification process and production ramp up, which would jeopardize the start of series production of OEM customer products, would be detrimental to the financial performance of our joint venture and would negatively impact our North American BiW/ABS strategy and our anticipated return on investments.

In addition, we believe joint ventures generally involve special risks. Whether or not we hold a majority interest or maintain operational control in a joint venture, our partners may have economic or business interests or goals that may be inconsistent with our interests or goals. Further, an important element in the success of any joint venture is a constructive relationship between the members of that joint venture. If there were to be a change in ownership, a change of control, a change in management or management philosophy, a change in business strategy or another event with respect to UACJ or its affiliates who are involved in our joint venture, the joint venture and the relationship between the joint venture members, as well as our financial results and operations, could be materially adversely affected.

We may not be able to successfully develop and implement new technology initiatives and other strategic investments in a timely manner.

We have invested in, and are involved with, a number of technology and process initiatives, including the development of new aluminium-lithium products. Being at the forefront of technological development is important to remain competitive. Several technical aspects of certain of these initiatives are still unproven and/or the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations.

In addition, we have undertaken and may continue to undertake growth, streamlining and productivity initiatives to improve performance. We cannot assure you that these initiatives will be completed or that they will have their intended benefits. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate. Even if we are able to generate new efficiencies successfully in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

Interruptions in or failures of our information systems, or failure to protect our information systems against cyber-attacks or information security breaches, could have a material adverse effect on our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business, data, accounting, financial reporting, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer.

Some of our information systems are nearing obsolescence, in that the software versions they are developed on are no longer fully supported or kept up-to-date by the original vendors. While day-to-day operations are not at risk, major new requirements (e.g., in legal or payroll) might require manual workarounds if the current software versions do not support those new functionalities. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our information systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we are expending additional resources to continue to enhance our information security measures and be able to investigate and remediate promptly any information security vulnerabilities.

The process of upgrading our information technology infrastructure may disrupt our operations.

We have performed an evaluation of our information technology systems and requirements and have implemented or plan to implement upgrades to our information technology systems that support our business. These upgrades involve replacing legacy systems with state-of-the-art systems, making changes to legacy systems or acquiring new systems with new functionality. There are inherent risks associated with replacing, changing or acquiring new systems, including accurately capturing data and system disruptions. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems, including a disruption or slowdown caused by our failure to successfully upgrade our systems could cause information losses, including data related to customer orders. Such a disruption could adversely impact our business, financial condition or results of operations.

A substantial percentage of our workforce is unionized or covered by collective bargaining agreements that may not be successfully renegotiated.

A significant number of our employees are represented by unions or equivalent bodies or are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, and may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €3 million for the nine-month period ended September 30, 2017, €5 million for the year ended December 31, 2016 and €8 million for the year ended December 31, 2015. Restructuring costs in 2016, 2015, and 2014 were primarily related to corporate and production sites’ restructuring operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

Ongoing uncertainty in or deterioration of the global economy due to political, regulatory or other developments may adversely affect our operating results.

Our headquarters are in the European Union, and we maintain a significant presence in various European markets and the United States through our operating subsidiaries, including significant sales to customers in both Europe and the United States. If global economic and market conditions, or economic, political and financial market conditions in Europe, the United States or other key markets, remain uncertain or deteriorate, our customers may respond by suspending, delaying or reducing their capital expenditures, which may adversely affect our sales, cash flows and results of operations. For example, in June 2016, the United Kingdom held a non-binding advisory referendum in which voters voted for the UK to exit the European Union (“Brexit”), the outcome of which continues to be under review. In November 2016, the United States elected a new president and we are currently undergoing the effects of the new administration. These, and other political or geographical events or diplomatic tensions could result in changes in trade policy, taxes, market volatility or currency exchange rate fluctuations, and resulting uncertainty in the economy and markets could cause our customers and potential customers to delay or reduce spending on our products or services. Any of these effects, could negatively impact our business, results of operations and financial condition.

Our business involves significant activity in Europe, and adverse conditions and disruptions in European economies could have a material adverse effect on our operations or financial performance.

A material portion of our sales are generated by customers located in Europe. The financial markets remain concerned about the ability of certain European countries to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence led to rescue measures by Eurozone countries and the International Monetary Fund. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. The interdependencies among European economies and financial institutions have also exacerbated concern regarding the stability of European financial markets generally. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of our euro-denominated assets and obligations.

In addition, Brexit could have implications on economic conditions globally as a result of changes in policy direction which may in turn influence the economic outlook for the European Union and its key trading partners. There can be no assurance that the actions we have taken or may take in response to global economic conditions more generally may be sufficient to counter any continuation or reoccurrence of the downturn or disruptions. A significant global economic downturn or disruptions in the financial markets would have a material adverse effect on our financial position, results of operations and cash flows.

A portion of our revenues is derived from our international operations, which exposes us to certain risks inherent in doing business globally.

We have operations primarily in the United States, Germany, France, Slovakia, Switzerland, the Czech Republic and China and primarily sell our products across Europe, Asia and North America. We also continue to explore opportunities to expand our international operations. Our operations generally are subject to financial, political, economic and business risks in connection with our global operations, including:

•	changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;

•	compliance with sanctions regimes and export control laws of multiple jurisdictions;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers (including changes as a result of the 2016 U.S. presidential election);

•	the potential for nationalization of enterprises or government policies favoring local production;

•	renegotiation or nullification of existing agreements;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods. In certain emerging markets, the degree of these risks may be higher due to more volatile economic conditions, less developed and predictable legal and regulatory regimes and increased potential for various types of adverse governmental action.

Regulations regarding carbon dioxide emissions, and unfavorable allocation of rights to emit carbon dioxide or other air emission related issues, as well as other environmental laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

Global climate change associated with increased levels of greenhouse gases, including carbon dioxide, has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Measures to reduce carbon dioxide and other greenhouse gas emissions that directly or indirectly affect us or our suppliers have been implemented and more such measure are being developed or may be developed in the future. Substantial quantities of greenhouse gases are released as a consequence of our operations. Compliance with regulations governing such emissions tend to become more stringent over time and could lead to a need for us to further reduce such greenhouse gas emissions, to purchase rights to emit from third parties, or to make other changes to our business, all of which could result in significant additional costs or could reduce demand for our products. In addition, we are a significant purchaser of energy. Existing and future regulations relating to the emission of carbon dioxide by our energy suppliers could result in materially increased energy costs for our operations, and we may be unable to pass along these increased energy costs to our customers, which could have a material adverse effect on our business, financial condition and results of operations. For example, the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change resulted in an agreement (the “Paris Agreement”), that calls for the parties to undertake “ambitious efforts” to limit the average global temperature and to conserve and enhance sinks and reservoirs of greenhouse gases and establishes a framework for the parties to cooperate and report actions to reduce greenhouse gas emissions. Implementation of the Paris Agreement, whether through a revised European emissions trading system or other measures, could have a material adverse effect on our business, financial condition and results of operations.

Our fabrication process is subject to regulations that may hinder our ability to manufacture our products. Some of the chemicals we use in our fabrication processes are subject to government regulation, such as REACH (“Registration, Evaluation, Authorisation, and Restriction of Chemical substances”) in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and compliance with the registration process or obtaining necessary approvals could impose significant costs on our facilities or delay our introduction of new products. We may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance, and we may lose customers or revenue as a result. Additionally, if we fail to comply with these or similar laws and regulations, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance. To the extent that other nations in which we operate also require chemical registration, potential delays similar to those in Europe may delay our entry into these markets. Any failure to obtain or delay in obtaining regulatory approvals for chemical products used in our facilities could have a material adverse effect on our business, financial condition and results of operations.

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

Our indebtedness contains, and any future indebtedness we may incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments and investments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions or investments; (v) engage in sales of assets and Subsidiary stock; (vi) enter into transactions with affiliates; (vii) transfer all or substantially all of our assets or enter into merger or consolidation transactions; and (viii) enter into sale and lease-back transactions.

In addition, the Pan-U.S. ABL Facility provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, we will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of the borrowers under the Pan-U.S. ABL Facility and their subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period.

A failure to comply with our debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. If we default under our indebtedness, we may not be able to borrow additional amounts and our lenders could elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. Our indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default may trigger an event of default under our other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full and our lenders could foreclose on our pledged assets. See “Description of Other Indebtedness.”

Our existing, and any future, variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

A portion of our indebtedness is, and our future indebtedness may be, subject to variable rates of interest, exposing us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income that could be significant, even though the principal amount borrowed would remain the same.

We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States and Switzerland, unfunded pension benefits in France and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our pension plan assets consist primarily of funds invested in listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including interest rates used to discount future benefits. Our liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against shareholders’ equity for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

We also participate in various “multi-employer” pension plans in one of our facilities in the United States administered by labor unions representing some of our employees. Our withdrawal liability for any multi-employer plan would depend on the extent of the plan’s funding of vested benefits. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we could decide to discontinue participation in a plan, and in that event we could face a withdrawal liability. We could also be treated as withdrawing from participation in one of these plans if the number of our employees participating in these plans is reduced to a certain degree over certain periods of time. Such reductions in the number of our employees participating in these plans could occur as a result of changes in our business operations, such as facility closures or consolidations. Any withdrawal liability could have an adverse effect on our results of operations.

We may not be able to adequately protect proprietary rights to our technology.

Our success depends in part upon our proprietary technology and processes. We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights both in the United States and in foreign countries through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a presence in China, which historically has afforded less protection to intellectual property rights than the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issued as a result of our foreign patent applications will have the same scope of coverage as our United States patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors or other third parties will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors or other third parties will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We may institute or be named as a defendant in litigation regarding our intellectual property and such litigation may be costly and divert management’s attention and resources.

Any attempts to enforce our intellectual property rights, even if successful, could result in costly and prolonged litigation, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. The unauthorized use of our intellectual property may adversely affect our results of operations as our competitors would be able to utilize such property without having had to incur the costs of developing it, thus potentially reducing our relative profitability.

Furthermore, we may be subject to claims that we have infringed the intellectual property rights of another. Even if without merit, such claims could result in costly and prolonged litigation, cause us to cease making, licensing or using products or technologies that incorporate the challenged intellectual property, require us to redesign, reengineer or rebrand our products, if feasible, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. We may also be required to enter into licensing agreements in order to continue using technology that is important to our business, or we may be unable to obtain license agreements on acceptable terms, either of which could negatively affect our financial position, results of operations and cash flows.

Current liabilities under, as well as the cost of compliance with, environmental, health and safety laws could increase our operating costs and negatively affect our financial condition and results of operations.

Our operations are subject to international, national, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At September 30, 2017, we had close-down and environmental restoration costs provisions of €80 million. Future environmental regulations or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs. There are also no assurances that newly discovered conditions, or new or more aggressive enforcement of applicable environmental requirements, or any failure by counterparties to perform indemnification obligations, will not have a material adverse effect on our business.

Financial responsibility for contaminated property can be imposed on us where current or former operations have had an environmental impact. Such liability can include the cost of investigating and remediating contaminated soil or ground water, financial assurance, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose strict, and in certain circumstances joint and several, liability for certain kinds of matters, such that a person can be held liable without regard to fault for all of the costs of a matter regardless of legality at the time of conduct and even though others were also involved or responsible.

We have accrued, and expect to accrue, costs relating to the above matters that are reasonably expected to be incurred based on available information. However, it is possible that actual costs may differ, perhaps significantly, from the amounts expected or accrued. Similarly, the timing of those expenditures may occur faster than anticipated. These differences could negatively affect our financial position, results of operations and cash flows.

Other legal proceedings or investigations, or changes in applicable laws and regulations, could increase our operating costs and negatively affect our financial condition and results of operations.

We may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, intellectual property, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, negatively affecting our financial position, results of operations and cash flows. Additionally, as with the environmental laws and regulations, other laws and regulations which govern our business are subject to change at any time. Compliance with changes to existing laws and regulations could have a material adverse effect on our financial position, results of operations and cash flows.

Product liability claims against us could result in significant costs and could materially adversely affect our reputation and our business.

If any of the products that we sell are defective or cause harm to any of our customers, we could be exposed to product liability lawsuits and/or warranty claims. If we were found liable under product liability claims or are obligated under warranty claims, we could be required to pay substantial monetary damages. Even if we successfully defend ourselves against these types of claims, we could still be forced to spend a substantial amount of money in litigation expenses, our management could be required to devote significant time and attention to defending against these claims, and our reputation could suffer, any of which could harm our business.

Our operations present significant risk of injury or death.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by national, state and local agencies responsible for employee health and safety, which has from time to time levied fines against us for certain isolated incidents. While such fines have not been material and we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future, and any such incidents may materially adversely impact our reputation.

The insurance level that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance in accordance with market practice, but such insurance may not fully cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including, but not limited to, liabilities for breach of contract, environmental compliance or remediation. In addition, from time to time and depending on market conditions, various types of insurance coverage for companies in our industry may not be available on commercially acceptable terms or, in some cases, may not be available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Increases or decreases in income tax rates, changes in income tax laws, additional income tax liabilities due to unfavorable resolution of tax audits and challenges to our tax position could have a material adverse impact on our financial results.

We operate in multiple tax jurisdictions and believe that we file our tax returns in compliance with the tax laws and regulations of these jurisdictions. Various factors determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws and regulations in any given jurisdiction or global- and EU-based initiatives such as the Action Plan on Base Erosion and Profit Shifting (“BEPS”) of the Organization for Economic Co-operation and Development (the “OECD”) and the EU Anti-Tax Avoidance Directive (EU/2016/1164 as amended by EU/2017/952) which aim among other things to address tax avoidance by multinational companies, changes in geographical allocation of income and expense, our ability to use net operating loss and other tax attributes, and our evaluation of our deferred tax assets that requires significant judgment. The current incorporation into domestic tax law of the OECD principles related to BEPS included in the final reports released by the OECD as well as the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS signed in Paris on June 7, 2017 could increase administrative efforts within the Group and impact existing structures. Furthermore, the European Commission published a corporate reform package proposal on October 25, 2016 including three new proposals that aim at (i) re-launching the Common Consolidated Corporate Tax Base (“CCCTB”) which is a single set of rules to compute companies’ taxable profits in the EU, (ii) avoiding loopholes associated with profit-shifting for tax between EU countries and non-EU countries, and (iii) providing new dispute resolution rules to relieve problems with double taxation for businesses. Changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws and regulations, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities and courts view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available or on the basis of the lapse of the statute of limitation. We record additional tax expense or reduce tax expenses in the period in which we determine that the recorded tax liability is less than or in excess of the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

The Company is incorporated under the laws of the Netherlands and on this basis is subject to Dutch tax laws as a Dutch resident taxpayer. In anticipation of the envisaged Corporate Seat Transfer, the Company is in the process of executing certain restructuring steps including amongst others the establishment of a French branch which is engaged in holding activities. We believe that, until completion of the Corporate Seat Transfer, because of the manner in which we conduct our business, the Company remains resident only in the Netherlands and has a French branch, which is subject to French taxes for the operations attributable to this branch. The Company will in principle have to continue filing on an annual basis a Dutch corporate income tax return following the Corporate Seat Transfer. As we anticipate that the Company will not have a permanent establishment in the Netherlands following the Corporate Seat Transfer, this could possibly be a nil return. We may approach the tax authorities in the Netherlands (“Dutch Revenue”) to apply for a tax ruling confirming that after a certain period this filing requirement will stop. The Company also believes that the Corporate Seat Transfer does not trigger a Dutch corporate income tax cost as the Company has tax losses which could off-set corporate income tax due, if any. Following the transfer of its corporate seat to France, if effectuated, the Company will become subject to the laws of France. See “Recent Developments—Plan to Transfer Corporate Seat to France” and “Risk Factors—Risks Related to Our Business” for a discussion of the Corporate Seat Transfer and the risks related thereto.

However, if our tax position were successfully challenged by applicable tax authorities, or if there were changes in the tax laws, tax treaties, or the interpretation or application thereof (which could in certain circumstances have retroactive effect) or in the manner in which we conduct our business, this could materially adversely affect our financial position.

We may have to withhold Dutch withholding taxes on interest payments as from 2019.

The new Dutch government has—as part of a coalition agreement published on 10 October 2017—announced that it may start levying withholding taxes on interest in certain situations. At this stage no legislative proposal has been published yet, however, based on the published coalition agreement such withholding taxes on interest may at the earliest be levied as from 2019 in case of payments to “low tax jurisdictions.”

If we pay dividends after the Corporate Seat Transfer, we may need to withhold Dutch dividend withholding tax on any dividends payable to Dutch resident holders of our ordinary shares or non-Dutch resident holders of ordinary shares with a taxable presence in the Netherlands.

After the Corporate Seat Transfer, if effectuated, our dividends paid on our ordinary shares generally will be subject to French dividend withholding tax and not Dutch dividend withholding tax. However, Dutch dividend withholding tax may be required to be withheld from any such dividends paid, if and when paid to Dutch resident holders of our ordinary shares (and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which the ordinary shares are attributable. We may approach Dutch Revenue to apply for a tax ruling confirming that no withholding of any Dutch dividend tax is applicable to any dividends paid by us after the Corporate Seat Transfer. Should we not obtain the tax ruling from Dutch Revenue, we will be required to identify our shareholders in order to assess whether there are Dutch resident holders of our ordinary shares or non-Dutch resident holders of our ordinary shares with a permanent establishment in the Netherlands to which the ordinary shares are attributable in respect of which Dutch dividend tax has to be withheld on dividends paid after the Corporate Seat Transfer. Such identification may not always be possible in practice. If the identity of our shareholders cannot be assessed upon a payment of dividend after the Corporate Seat Transfer, withholding of both French and Dutch dividend withholding tax from such dividend may occur. This could adversely affect the value of our ordinary shares.

French tax legislation may restrict the deductibility, for French tax purposes, of all or a portion of the interest on our indebtedness incurred in France, thus reducing the cash flow available to service our indebtedness.

Under Article 212 § II of the French Tax Code (code général des impôts) (the “FTC”), the deduction of interest paid on loans granted by a related party or on loans granted by a third party that are guaranteed by a related party (a “Third Party Assimilated to a Related Party”) may be subject to certain limitations. Deductions for interest paid on such loans may be partially disallowed in the financial year during which they are accrued if such interest exceeds each of the following: (i) the amount of interest multiplied by the ratio of (a) 1.5 times the company’s net equity and (b) the average amount of indebtedness owed to related parties (and assimilated indebtedness owed to third parties) over the relevant financial year; (ii) 25% of the company’s earnings before tax and extraordinary items (as adjusted for the purpose of these limitations); and (iii) the amount of interest received by the indebted company from related parties. Deductions may be disallowed for the portion of interest that exceeds in a relevant financial year the highest of the above three limitations if such portion of interest exceeds €150,000, unless the company is able to demonstrate for the relevant fiscal year that the indebtedness ratio of the group to which it belongs is higher or equal to its own indebtedness ratio. The portion of interest for which deduction is disallowed may be deducted under certain conditions in the following year, the remainder being subject to a 5% discount in each subsequent fiscal year. Where the borrower is a member of a tax consolidated group, excess interest recognized at its individual level is transferred to the parent company and its tax deduction can be achieved at the level of the tax group under certain conditions.

These thin-capitalization rules could apply at the level of the Issuer’s French subsidiaries for any amount of the proceeds of the Notes used by the Issuer to grant intragroup loans to such subsidiaries as well as, more generally, in respect of any loans contracted by the Issuer’s French subsidiaries from any related party or Third Party Assimilated to a Related Party. As from the effective date of the Corporate Seat Transfer, these rules would also apply in respect of any loans contracted by the Issuer from any related party or Third Party Assimilated to a Related Party.

It should also be noted that interest paid by an entity to its shareholders are only tax deductible up to the rate referred to in Article 39-1-3 of the FTC (i.e. the annual average of the average effective floating rates on bank loans to companies with an initial maturity exceeding two years). By exception, Article 212 § I-a) of the FTC provides that, in respect of a given tax year, interest incurred on loans granted by a related party is deductible up to the rate referred to in Article 39-1-3 of the FTC or, if higher, up to the rate that the borrowing entity could have obtained from independent financial credit institutions in similar circumstances. These rules could apply (i) at the level of the Issuer’s French subsidiaries for any intragroup loans granted to such subsidiaries from any related party and (ii) to the Issuer as from the effective date of the Corporate Seat Transfer.

In addition, Article 209 § IX of the FTC imposes restrictions on the deductibility of interest expenses incurred by a French company if such company has acquired shares of another company qualifying as titres de participation within the meaning of Article 219 I a quinquies of the FTC and if such acquiring company cannot demonstrate, with respect to the fiscal years running over the twelve-month period from the acquisition of the shares (or with respect to the first fiscal year beginning after January 1, 2012 for shares acquired during a fiscal year beginning prior to such date), that (i) the decisions relating to such acquired shares are actually taken by the company having acquired them (or, as the case may be, by a company controlling the acquiring company or by a company directly controlled by such controlling company, within the meaning of Article L 233-3 § I of the French Commercial Code (Code de commerce), which is located in France) and (ii) where control or influence is exercised over the acquired company, such control or influence is exercised by the acquiring company (or, as the case may be, by a company controlling the acquiring company or by a company directly controlled by such controlling company, within the meaning of Article L 233-3 § I of the French Commercial Code, which is located in France). We note that this provision should be amended or repealed by the draft Finance Law for 2018 which is currently being discussed before the French Parliament.

Moreover, Article 212 bis of the FTC provides for a general limitation of deductibility of net financial charges, subject to certain exceptions. Adjusted net financial charges incurred by French companies that are subject to French corporate income tax and are not members of a consolidated French tax group are deductible from their taxable result only up to 75% of their amount, to the extent that such companies’ financial charges (net of financial income) are at least equal to €3.0 million in a given fiscal year. Under Article 223 B bis of the FTC, special rules apply to companies that belong to French tax consolidated groups. The 75% limitation is factored on the basis of the group’s consolidated taxable result and applies to the adjusted aggregate net financial charges incurred by companies that are members of a French tax consolidated group with respect to amounts made available by lenders outside such group, to the extent that the companies’ consolidated financial charges (net of financial income) are at least equal to €3.0 million in a given fiscal year. These rules which currently apply in respect of interest on loans borne by the Issuers French subsidiaries would become applicable to the Issuer as from the effective date of the Corporate Seat Transfer.

Pursuant to Article 212 I (b) of the FTC, the deductibility of interest paid to a related party within the meaning of Article 39.12 of the FTC is subject to an additional requirement: if the lender is a related party to the borrower within the meaning of Article 39.12 of the FTC, the French borrower shall demonstrate, at the French tax authorities’ request, that the lender is, for the current fiscal year and with respect to the concerned interest, subject to income tax in an amount that is at least equal to 25% of the corporate income tax determined under standard French tax rules. Where the related party lender is domiciled or established outside France, the corporate income tax determined under standard French tax rules shall mean that to which it would have been liable in France on the interest received if it had been domiciled or established in France. Specific rules apply where the lender is a pass-through entity for French tax purposes, a collective investment scheme referred to in Articles L. 214-1 to L. 214-191 of the French Monetary Code (Code monétaire et financier) (which includes UCITSs and AIFs as well as other collective investment schemes such as SICAVs and SPPICAVs with a single shareholder) or, subject to certain conditions, similar entities organized under foreign law. Accordingly, our ability to deduct interest payments in respect of any loans contracted by the Issuer’s French subsidiaries, or the Issuer as from the effective date of the Corporate Seat Transfer, from any related party would also depend on the tax treatment of the interest payments at the level of the person to which they are made.

Finally, we expect the French restrictions on interest deduction to be amended (i) at the latest by January 1, 2024 pursuant to the EU Anti-Tax Avoidance Directive EU/2016/1164 of 12 July 2016 (“ATAD Directive”) providing, among other things, for a limitation of deductibility of net interest expenses to an amount of 30% of the taxpayer’s earnings before interest, tax, depreciation and amortization excluding tax-exempt income (adjusted EBITDA), it being noted that net financial expenses may in any case be deductible up to a maximum amount of €3.0 million in a given fiscal year. The detailed implementation of such new rules in France remains largely unknown, including whether these rules will replace existing French limitation regimes or be added in full or in part to them. The ATAD should in principle enter into force in January 2019, but this remains uncertain at this stage. EU Member States that have, at the date of the entry into force of the ATAD, national targeted rules for preventing base erosion and profit shifting risk that are equally effective to the interest limitation rule set out by the ATAD may apply these national targeted rules until the adoption by the OECD members of a minimum standard with regard to the four OECD Action Items against Base Erosion and Profit Shifting (the purpose of which is to limit base erosion involving interest deductions and other financial payments) or, at the latest, until January 1, 2024, to the extent they had expressly requested to benefit from this postponement to the European Commission by June 30, 2017 and subject to its acceptance. As of today, despite the absence of any official notice on this subject, we understand that France used the possibility offered to EU Member States to ask for a deferral of application of the new rules resulting from the ATAD Directive and that, for this purpose, a request was filed by the French government with the European Commission in late June 2017.

Finally, on February 22, 2017, the Council of the European Union adopted the EU Directive EU/2017/952 of May 29, 2017, (“ATAD 2 Directive”), amending the ATAD Directive, which, inter alia, extends the scope of the ATAD Directive to hybrid mismatches involving third countries, which would be applicable as from January 1, 2020, except for certain of its provisions which would be applicable as from January 1, 2022.

The above-mentioned tax rules and the ATAD and ATAD 2 Directives (once implemented under French domestic law) may limit our ability to deduct interest accrued on our indebtedness incurred in France and may thus increase our tax burden, which could adversely affect our business, financial condition and results of operations, and reduce the cash flow available to service our indebtedness. Similarly, until the effective date of the Corporate Seat Transfer, the detailed Dutch rules limiting interest deductions and the ATAD and ATAD 2 Directives may limit our ability to deduct interest in the Netherlands and may thus decrease the amount of our Dutch tax losses and increase our tax burden.

We may have to pay Dutch dividend withholding tax upon the conversion of the Company from an NV into an SE.

As part of the Corporate Seat Transfer, the Company will be converted from an NV into an SE. Dutch dividend withholding tax may be required to be paid upon the conversion in case such conversion should be considered a deemed liquidation for Dutch dividend withholding tax purposes. We believe Dutch Revenue should—also taking into account statements made during the legislative history—not have compelling reasons to apply the deemed liquidation rule in our case as the envisaged conversion is based on the EU Council Regulation on the Statute for an European Company rather than on the Dutch Civil Code. Should the conversion nevertheless be considered a deemed liquidation, we or our shareholders may be faced with Dutch dividend withholding tax for the balance between the fair market value of our ordinary shares and the amount of the fiscally recognized paid-up share capital on such ordinary shares. We may approach Dutch Revenue to apply for a tax ruling confirming that no Dutch dividend withholding tax is applicable upon the conversion.

Our historical financial information presented in this prospectus supplement may not be representative of future results and our relatively short history operating as a standalone company may pose some challenges.

Due to inherent uncertainties of our business, the historical financial information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future as past performance is not necessarily an indicator of future performance. In addition, we have a relatively short history operating as a standalone company which may pose some operational challenges to our management. Our management team has faced and could continue to face operational and organizational challenges and costs related to operating as a standalone company, such as continuing to establish various corporate functions, formulating policies, preparing standalone financial statements and continued integration of the management team. These challenges may divert their attention from running our core business or otherwise materially adversely affect our operating results.

If we do not adequately maintain and continue to evolve our financial reporting and internal controls (which could result in higher operating costs), we may be unable to accurately report our financial results or prevent fraud.

We will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future, especially because we lack a long history of operations as a standalone entity. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, or the obsolescence of existing financial control systems, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the trading price of our ordinary shares. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our ordinary shares may be materially adversely affected.

We are a foreign private issuer under the U.S. securities laws and within the meaning of the NYSE rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including the NYSE requirements that (i) a majority of the board of directors consists of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement pursuant to the Exchange Act Section 14 in connection with the solicitation of proxies for shareholder meetings.

We rely on the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of some of the NYSE corporate governance rules specified above. We currently rely on exemptions from the requirements set out in (i), (ii) and (iii) above, but in the future, we may change what home country corporate governance practices we follow, and, accordingly, which exemptions we rely on from the NYSE requirements. So long as we qualify as a foreign private issuer, you may not have the same protections applicable to companies that are subject to all of the NYSE corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly more than costs we incur as a foreign private issuer.

If we were not a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. Furthermore, if we were not a foreign private issuer, we would be required to meet such filing requirements on a more abbreviated timetable than is applicable to our current filings with the SEC. In addition, our directors, officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We could also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs.

In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors, unless other exemptions are available under the NYSE rules. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business and financial results.

Market-driven balancing of global aluminium supply and demand may be disrupted by non-market forces or other impediments to production closures.

In response to market-driven factors relating to the global supply and demand of aluminium and alumina, certain producers in the aluminium market have curtailed or closed portions of their production capacity. Certain other industry producers have independently undertaken to reduce production as well. Reductions in production may be delayed or impaired by the terms of long-term contracts to buy power or raw materials. The existence of non-market forces on global aluminum industry capacity, such as political pressures in certain countries to keep jobs or to maintain or further develop industry self-sufficiency, may prevent or delay the closure or curtailment of certain producers’ smelters, irrespective of their position on the industry cost curve. The impact of such non-market forces on the industry as a whole might adversely affect the company and its results of operations.

We must obtain shareholder approvals for the Corporate Seat Transfer, which would take place after the end of the SNB process.

The Corporate Seat Transfer is intended to enable us to reorganize in a manner that would, among other things, reduce costs and simplify our corporate structure. See “Summary—Recent Developments—Plan to Transfer of Corporate Seat to France.” The Corporate Seat Transfer is subject to shareholder approvals. Pursuant to governing law, two separate shareholder approvals are required for the Corporate Seat Transfer. We are required to obtain shareholder approval for, first, the conversion into an SE and, second, the transfer of the corporate seat to France. The holding of the first shareholder meeting can only take place at the end of the SNB process, the duration and results of which are not entirely within our control. If we do not obtain both of the required shareholder approvals we will not be able to consummate the Corporate Seat Transfer or realize the anticipated benefits. If the Corporate Seat Transfer is not approved or successfully completed, we will continue to be governed by Dutch law.

We may not achieve the anticipated benefits from the Corporate Seat Transfer.

If approved by our shareholders and implemented by management, the Corporate Seat Transfer may not result in the expected benefits. A variety of factors, some of which are outside the control of the Company, could result in the actual benefits that we realize from the Corporate Seat Transfer to be materially different from those we currently expect. Any failure or delay in the implementation of the Corporate Seat Transfer may reduce the expected benefits from such transaction, which could have an adverse effect on our results of operations. In such event, we may not be able to reduce our corporate cost structure and benefit from additional potential tax savings to the extent we expect would be possible as a public limited liability company governed by the laws of France.

We will be exposed to the risk of future adverse changes in French law which may have an adverse effect on our results of operations.

If the Corporate Seat Transfer is approved and completed, we will be a public limited liability company registered under and governed by the laws of France and our revised articles of association, as amended to conform to French corporate law. As a result, the Company would be subject to the risk of future adverse changes in French law (including French corporate and tax law), which could have adverse effects on our results of operations.

The rights of shareholders after the Corporate Seat Transfer, if approved and completed, will not be the same as the rights of the shareholders at present.

We are currently subject to Dutch statutory rules governing public limited liability companies. If the Corporate Seat Transfer is approved and completed, we will be a public limited liability company registered under the laws of France and the rights of holders of our securities will be governed by French corporate law and our revised articles of association, as amended to conform to French corporate law. Due to differences between Dutch and French law, and differences between our constituent documents before and after implementing the Corporate Seat Transfer, your rights as a shareholder would change and may be limited if the Corporate Seat Transfer is approved and completed.

After the Corporate Seat Transfer, dividends paid on our ordinary shares will be subject to French withholding tax on dividends.

Under French law, dividends paid by a French corporation, as the Company would be after the completion of the Corporate Seat Transfer, to non-residents of France are generally subject to French withholding tax at a rate of 30%, reduced to 21% for distributions made to individuals that are resident in the European Economic Area, and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area. The withholding tax rate is increased to 75% for dividends paid by a French corporation, as the Company would be after the completion of the Corporate Seat Transfer, towards non-cooperative States or territories.

Under the France-U.S. Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder who is a U.S. resident as defined pursuant to the provisions of the France-U.S. Treaty and whose ownership of the ordinary shares is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France, may be reduced to 15% (or 5% if such U.S. holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuing company).

It is noted that the draft finance bill for 2018 currently discussed in French Parliament contemplates reducing the French domestic withholding tax rate on dividends not paid towards non-cooperative States or territories (i) for individuals, to 12.8% as from January 1, 2018, and (ii) for legal persons, to 25%, progressively between January 1, 2020 and January 1, 2022, in line with the ordinary French corporate income tax rate.

Risks Related to this Offering

We announced in July 2017 that we plan to delist our ordinary shares from Euronext Paris to reduce costs and complexity associated with listing in multiple jurisdictions. Our ordinary shares may also be delisted from NYSE or Euronext Paris prior to any voluntary delisting. The delisting of our shares from any exchange on which we are listed could affect their market price and liquidity and investors may have difficulty in disposing of their shares.

Our ordinary shares are currently listed on both NYSE and Euronext Paris under the symbol “CSTM”. The ordinary shares offered hereby will be listed on the NYSE and we intend to apply to list the ordinary shares offered hereby on Euronext in Paris. In July 2017, we announced that we plan to delist our ordinary shares from Euronext Paris. We expect that delisting our ordinary shares from Euronext Paris will reduce costs and complexity associated with listing in multiple jurisdictions. However, the delisting may not reduce costs and complexity to the extent that we currently expect.

In addition, we must meet continuing listing requirements to maintain the listing of our ordinary shares on NYSE or Euronext Paris. If we fail to meet certain listing standards on the NYSE or Euronext Paris, our ordinary shares may be subject to delisting after the expiration of the period of time, if any, that we are allowed for regaining compliance. We may also voluntarily delist our ordinary shares from either NYSE or Euronext Paris or both under certain circumstances. There can be no assurance that our ordinary shares will remain listed on NYSE or Euronext Paris. Any delisting of our ordinary shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

You may experience immediate dilution.

If the public offering price of the ordinary shares offered hereby is higher than the net tangible book value per Common Share, you will suffer immediate dilution in the net tangible book value of the ordinary shares you purchase in this offering.

Future issuances of securities may depress the trading price of our ordinary shares.

Any issuance of equity securities convertible into ordinary shares or ordinary shares after this offering of ordinary shares, including the issuance of ordinary shares upon the exercise of stock options, could dilute the interests of our existing shareholders, and could substantially decrease the trading price of our ordinary shares. Apart from the ordinary shares offered in this offering, we may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to satisfy our obligations upon the exercise of options, to employees under our equity incentive plans or for other reasons. Any issuance that increases the number of our outstanding ordinary shares could adversely impact the price and adversely affect the interests of holders of our ordinary shares. See “Item 3. Key Information—D. Risk Factors—Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline.” in our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Commission on March 21, 2017, incorporated herein by reference.

We have discretion in the use some of the net proceeds from this offering for general corporate purposes, and we may not use them effectively.

We cannot specify with certainty all of the particular uses of the net proceeds we will receive from this offering. Our management will have some discretion in the application of the net proceeds, including for general corporate purposes and any of the other purposes described in “Use of Proceeds.” Accordingly, you will have to rely on the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions as to their use for general corporate purposes. Our management may spend a portion or all of the net proceeds from this offering in ways that our shareholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business.

Transactions in our ordinary shares could be subject to the European financial transaction tax, if adopted.

On February 14, 2013, the European Commission adopted a proposal for a directive on a common financial transaction tax (the “FTT”) to be implemented under the enhanced cooperation procedure by several Member States (Austria, Belgium, France, Germany, Greece, Italy, Portugal, Slovenia, Slovakia and Spain (the “Participating Member States”) and Estonia. However, Estonia has since stated that it will not participate.

The proposed FTT has a very broad scope and could, if introduced in its current form, apply to certain dealings in our ordinary shares (including secondary market transactions) in certain circumstances. The mechanism by which the tax would be applied and collected is not yet known, but if the proposed directive or any similar tax is adopted, transactions in our ordinary shares would be subject to higher costs, and the liquidity of the market for our ordinary shares may be diminished.

Under the 2013 proposals, the FTT could apply in certain circumstances to persons both within and outside of the Participating Member States. Generally, it would apply to certain dealings in our ordinary shares where at least one party is a financial institution, and at least one party is established in a Participating Member State. A financial institution may be, or be deemed to be, “established” in a Participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a Participating Member State, or (b) where the financial instrument which is subject to the dealings is issued in a Participating Member State.

However, the FTT proposal remains subject to negotiation between the Participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States such as for example the Netherlands may decide to participate and/or certain of the Participating Member States may decide to withdraw.

Prospective holders of our ordinary shares are advised to seek their own professional advice in relation to the consequences of the FTT.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2017 on:

1.	an historical basis;

2.	an adjusted basis to give effect to the sale of 25,000,000 ordinary shares in this offering at $11.00 per share and the application of net proceeds therefrom as set forth under “Use of Proceeds” and assuming no exercise of the underwriter’s option to purchase additional ordinary shares; and

3.	an adjusted, pro forma basis to give effect to (i) the sale of 25,000,000 ordinary shares in this offering at $11.00 per share, assuming no exercise of the underwriter’s option to purchase additional shares and the application of net proceeds therefrom as set forth under “Use of Proceeds” and (ii) the Notes Transactions, including the Notes Offering, the Tender Offers, the Redemptions and the Satisfaction and Discharge, in each case as though they had occurred at September 30, 2017.

This table should be read in conjunction with “Basis of Preparation,” “Summary Historical Financial Information,” “Use of Proceeds” which are included in this prospectus supplement and the unaudited condensed interim consolidated financial statements and the related notes thereto and the audited financial statements and the related notes thereto incorporated by reference in this prospectus supplement.

For the purposes of the amounts set forth in the table below, we have used the September 30, 2017 exchange rate of $1.1806 per euro.

	At September 30, 2017
	Historical	As adjusted for this Offering	As adjusted pro forma for this Offering and the Notes Transactions
(€ in millions)
Cash and cash equivalents(1)	300	520	287

Borrowings
US Dollar Notes to be issued in the Notes Transactions(2)	—	—	381
Euro Notes issued to be issued in the Notes Transactions(2)	—	—	400
Issuance costs related to the Notes to be issued in the Notes Transactions	—	—	(13)
Constellium N.V.-6.625% U.S. Dollar senior notes due 2025(3)	540	540	540
Constellium N.V.-5.750% U.S. Dollar senior notes due 2024(3)	342	342	342
Constellium N.V.-4.625% Euro senior notes due 2021(3)	301	301	301
Constellium N.V.-8.000% U.S. Dollar senior notes due 2023(3)	340	340	—
Constellium N.V.-7.000% Euro senior notes due 2023(3)	240	240	—
Constellium N.V.-7.875% U.S. Dollar senior secured notes due 2021(3)	365	365	—
Pan US ABL Facility	40	40	40
Other borrowings(4)	89	89	89

Total borrowings(5)	2,257	2,257	2,080

Share capital(6)	2	3	3
Share premium(6)	162	381	381
Retained deficit	(658)	(658)	(658)

Equity attributable to owners of the Company	(494)	(274)	(274)

Total capitalization(7)	1,763	1,983	1,806

(1)	Cash and cash equivalents include cash in hand and in bank accounts, short-term deposits held on call with banks and highly liquid investments, which are readily convertible into cash, less bank overdrafts repayable on demand if there is a right of offset. The adjustments to cash and cash equivalents reflect the proceeds from this offering of ordinary shares of €233 million, reduced by €13 million of issuance costs, the redemption of the 2023 U.S. Dollar Notes for €339 million, the redemption of the Senior Secured Notes for €360 million, the redemption of the 2023 Euro Notes for €240 million and the gross proceeds from the Notes, net of issuance costs related to the Notes to be issued in the Notes Transactions of €13 million and redemption premium on the redemption of the 2023 U.S. Dollar Notes of €24 million, on the redemption of the Senior Secured Notes of €22 million and on the redemption of the 2023 Euro Notes of €16 million.
(2)	Represents the principal amount of the Notes offered in the Notes Offering amounting to $450 million for the U.S. Dollar Notes and €400 million for the Euro Notes.
(3)	Represents the principal amount due under the notes plus accrued interest, net of arrangement fees. See Note 16—Borrowings of the Unaudited condensed interim consolidated financial statements as of and for the nine month period ended September 30, 2017 which are included in this prospectus supplement.
(4)	Represents finance lease liabilities and other miscellaneous borrowings.
(5)	Of the total borrowings of €2,257 million at September 30, 2017, €101 million was classified as current and €2,156 million was classified as non-current, €465 million was secured and €1,792 million was not secured, €2,128 million was guaranteed and €129 million was unguaranteed. On an as adjusted basis after giving effect to the Transactions, of the total borrowings of €2,080 million, €77 million was current and €2,003 million was non-current.
(6)	Represents the proceeds from the issuance of 25,000,000 ordinary shares at $11.00 per share less issuance costs of €13 million.
(7)	Total capitalization is defined as the aggregate of Total borrowings and Equity attributable to owners of the Company.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial data for Constellium for the periods and dates indicated.

The selected historical financial information presented for the years ended December 31, 2016, 2015 and 2014, has been derived from Constellium’s audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as adopted by the EU, incorporated by reference in this prospectus supplement. The summary historical financial information presented as of December 31, 2014 has been derived from our audited financial statements not included or incorporated by reference in this prospectus supplement. The selected historical financial information presented as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 is derived from the unaudited condensed interim consolidated financial statements, prepared in accordance with IAS 34—Interim Financial Reporting and included elsewhere in this prospectus supplement. The summary historical financial information presented as of September 30, 2016 has been derived from our unaudited financial statements not included in this prospectus supplement. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year. The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Basis of Preparation,” and the consolidated financial statements of Constellium and notes thereto included elsewhere in this prospectus supplement or incorporated by reference.

	As of and for the years ended December 31,			As of and for the nine months ended September 30,
(€ in millions)	2014	2015	2016	2016	2017
Statement of income data
Revenue	3,666	5,153	4,743	3,582	3,989
Gross Profit	483	450	516	394	429
Income/(loss) from operations	150	(426)	246	217	253
Finance costs—net	58	155	167	130	127
Net Income/(loss) from continuing operations	54	(552)	(4)	16	49
Net Income/(loss)	54	(552)	(4)	16	49
Statement of financial position data
Cash and cash equivalents	991	472	347	618	300
Borrowings(1)	1,252	2,233	2,468	2,522	2,257
Total liabilities(2)	3,049	4,168	4,357	4,512	4,169
Total assets(2)	3,012	3,628	3,787	3,916	3,682
Net assets liabilities or total invested equity	(37)	(540)	(570)	(596)	(487)
Share capital	2	2	2	2	2
Other operational and financial data (unaudited):
Net trade working capital(3)	210	149	199	190	228
Capital expenditure(4)	199	350	355	230	175
Volumes (in kt)	1,062	1,478	1,470	1,126	1,132
Net debt(5)	222	1,703	2,035	1,864	1,987
Adjusted EBITDA per ton (€/ton)	259	232	257	263	293
Adjusted EBITDA(6)	275	343	377	296	331
Packaging & Automotive Rolled Products (P&ARP) Adjusted EBITDA per ton (€ per ton)	190	176	199	203	205
Aerospace & Transportation (A&T) Adjusted EBITDA per ton (€ per ton)	380	445	425	439	541
Automotive Structures & Industry (AS&I) Adjusted EBITDA per ton (€ per ton)	351	380	471	485	510

(1)	Borrowings is defined as the sum of current and non-current borrowings.
(2)	In the third quarter of 2015, the Group decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.
(3)	Net trade working capital, a measurement not defined by IFRS, represents total inventories plus trade receivables less trade payables, and is calculated as follows:

	As of December 31,			As of September 30,
(€ in millions)	2014	2015	2016	2016	2017
Trade receivables—net	436	264	235	310	334
Inventories	436	542	591	559	612
Trade payables	(662)	(657)	(627)	(679)	(718)

Net trade working capital	210	149	199	190	228

Management believes that net trade working capital is a useful measure for reviewing performance of the Company as it relates to cash generation.

(4)	Represents purchases of property, plant, and equipment.
(5)	Net debt, a measurement not defined by IFRS, is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees, and is calculated as follows:

	As of December 31,			As of September 30,
(€ in millions)	2014	2015	2016	2016	2017
Borrowings	1,252	2,233	2,468	2,522	2,257
Fair value of cross currency interest swaps(a)	(29)	(47)	(77)	(31)	31
Cash and cash equivalents	(991)	(472)	(347)	(618)	(300)
Cash pledged for issuance of guarantees	(10)	(11)	(9)	(9)	(1)

Net debt	222	1,703	2,035	1,864	1,987

(a)	Represents the fair value of cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates used to hedge the principal of the Constellium N.V. U.S. Dollar denominated senior notes, net of related margin calls.

Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

(6)	Adjusted EBITDA, a measurement not defined by IFRS, is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally nonrecurring items. The table presented below provides a reconciliation of Constellium’s net income or loss to Adjusted EBITDA for each of the years ended December 31, 2014, 2015, and 2016 and the nine months ended September 30, 2017 and 2016:

	For the year ended December 31,			For the nine months ended September 30,
(€ in millions)	2014	2015	2016	2016	2017
Net income (loss)	54	(552)	(4)	16	49
Income tax expense (benefit)	37	(32)	69	63	56
Finance costs, net	58	155	167	130	127
Share of (gain) / loss of joint ventures	1	3	14	8	21
Depreciation and amortization	49	140	155	109	125
Impairment(a)	—	457	—	—	—
Restructuring costs	12	8	5	5	3
Unrealized (gains) / losses on derivatives	53	20	(71)	(65)	(40)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	(1)	3	(3)	(1)	3
(Gains) / Losses on pension plan amendments(b)	(9)	5	—	—	(20)
Swiss pension plan settlements	(6)	—	—	—	—
Share based compensation	4	7	6	5	6
Metal price lag(c)	(27)	34	(4)	3	(16)
Start-up and development costs(d)	11	21	25	16	14
Manufacturing system and process transformation costs(e)	1	11	5	4	1
Wise integration and acquisition costs	34	14	2	2	—
Wise one-time costs(f)	—	38	20	20	—
Wise purchase price adjustment(g)	—	—	(20)	(19)	—
Income tax contractual reimbursements	(8)	—	—	—	—
Losses on disposals and assets classified as held for sale	5	5	10	—	2
Other(h)	7	6	1	—	—

Adjusted EBITDA	275	343	377	296	331

(a)	Includes mainly for the year ended December 31, 2015, an impairment charge of €400 million related to Muscle Shoals intangible assets and Property, plant and equipment and €49 million related to Constellium Valais Property, plant and equipment.
(b)	In the nine months ended September 30, 2017, amendments to certain Swiss pension plan, U.S. pension plan and OPEB resulted in a €20 million net gain.
(c)	Represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, multiplied by the quantity sold in the period.

(d)	Start-up and development costs relating to new sites and business development initiatives for the year ended December 31, 2015, year ended December 31, 2016 and the nine months ended September 30, 2016 and September 30, 2017 amounted to €21 million, €25 million, €16 million and €14 million, respectively. These costs primarily relate to our Body In White/ABS growth projects both in Europe and the U.S., which amounted to €16 million, €20 million, €13 million and €2 million, respectively, for the year ended December 31, 2015, year ended December 31, 2016 and the nine months ended September 30, 2016 and nine months ended September 30, 2017. For the nine months ended September 30, 2017, start-up costs also relate to new sites in our Automotive Structures and Industries segment for €12 million.
(e)	Manufacturing system and process transformation costs are related to supply chain reorganization mainly in our A&T operating segment.
(f)	For the year ended December 31, 2015, Wise one-time costs related to i) Wise Mid-West premium losses for €22 million, ii) non-cash step-up in inventory costs on the acquisition of Wise entities for €12 million and iii) the unwinding of Wise previous hedging policies losses for €4 million.

For year ended December 31, 2016 and the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the renegotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal terms of business.

(g)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in 2016. We received a cash payment of €21 million and recorded €20 million gain net of costs.
(h)	For the nine months ended September 30, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provisions related to one-time loss contingencies.

USE OF PROCEEDS

We anticipate that the estimated net amount of the proceeds from this offering will be $259,083,000 million, or approximately $298,476,750 million, if the underwriters elect to exercise in full their option to purchase additional ordinary shares from us, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with the proceeds of the Notes Offering and cash on hand, to retire the Tender Offer Notes pursuant to the Tender Offers and the Satisfaction and Discharge. We intend to use any excess proceeds remaining after the retirement of the Tender Offer Notes for general corporate purposes.

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis, or MD&A, is based principally on our unaudited condensed interim consolidated financial statements as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016, which appear elsewhere in this prospectus supplement. The following discussion is to be read in conjunction with our Annual Report on Form 20-F, which is incorporated by reference in this prospectus supplement and our unaudited condensed interim consolidated financial statements and the notes thereto, which appear elsewhere in this prospectus supplement.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus supplement. See in particular “Important Information and Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Introduction

The following discussion and analysis is provided to supplement the unaudited condensed interim consolidated financial statements as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 and the notes related thereto, prepared in accordance with IAS 34, Interim Financial Reporting, which appear elsewhere in this prospectus supplement.

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. We participate in select segments of the aluminium semi-fabricated products industry, including rolled and extruded products and do not mine bauxite, refine alumina, or smelt primary aluminium. As of September 30, 2017, we had approximately 11,000 employees, 23 production facilities (including the Bowling Green facility which is operated through our joint venture with UAJC Corporation), 10 administrative and commercial sites, two R&D centers and one university technology center.

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into the following three segments to better serve our customer base:

Packaging & Automotive Rolled Products Segment (“P&ARP”)

Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils. Approximately 81% of the segment volume for the nine months ended September 30, 2017 was in packaging applications, which primarily include beverage and food canstock as well as closure stock and foil stock. Approximately 15% of the segment volume for this period was in automotive rolled products and the balance of the segment volume, approximately 4% more for specialty and other thin-rolled product applications. Our Packaging & Automotive Rolled Products segment accounted for 54% of revenues and 48%2 of Adjusted EBITDA for the nine months ended September 30, 2017.

[2]	The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to our Holdings and Corporate segment.

Aerospace & Transportation Segment (“A&T”)

Our Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products, including plate and sheet. Approximately 44% of the segment volume for the nine months ended September 30, 2017 was in aerospace applications and approximately 56% was in transportation industry and other rolled product applications. Aerospace & Transportation accounted for 25% of our revenues and 30%1 of Adjusted EBITDA for the nine months ended September 30, 2017.

Automotive Structures & Industry Segment (“AS&I”)

Our Automotive Structures & Industry segment produces (i) technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large extruded profiles for automotive, rail, road, energy, building and industrial applications. Approximately 46% of the segment volume for the nine months ended September 30, 2017 was in automotive extruded products and approximately 54% was in other extruded product applications. Our Automotive Structures & Industry segment accounted for 21% of revenues and 28%1 of Adjusted EBITDA for the nine months ended September 30, 2017.

Key Factors Influencing our Financial Condition and Results from Operations

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Economic Conditions, Markets and Competition

We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions in the geographic regions in which our customers operate—such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation—influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and the price that can be charged. In some cases we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services. We are also seeking to purchase transportation and logistics services from third parties, to the extent possible, in order to limit capital expenditure and manage our fixed cost base.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resistant to these economic cycles in each of our three main end-markets (packaging, aerospace and automotive):

•	Can packaging is a seasonal market peaking in the summer because of the increased consumption of soft drinks and other beverages like beer during the summer months. It tends not to be highly correlated to the general economic cycle and in addition, we believe European canstock has an attractive long-term growth outlook due to ongoing trends in (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, and (iii) increasing penetration of aluminium in canstock at the expense of steel.

•

We believe that the aerospace industry is currently relatively insulated from the economic cycle through a combination of drivers sustaining its growth. These drivers include increasing passenger traffic and the replacement of the fleet fueled by the age of the planes in service and the need for more efficient planes.

These factors have materialized in the form of historically high backlogs for the aircraft manufacturers; the combined order backlog for Boeing and Airbus currently represents approximately eight- to nine-years of manufacturing at current delivery rates.

•	Although the automotive industry as a whole is a cyclical industry, its demand for aluminium has been increasing in recent years. This has been triggered by the light-weighting demand for new car models and electric vehicles, which drives a positive substitution of heavier metals in favor of aluminium.

Aluminium Consumption

The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also unique in the respect that it recycles repeatedly without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium into a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, purchasing power and increasing focus globally on sustainability and environmental issues.

Aluminium Prices

Aluminium prices are determined by worldwide forces of supply and demand and, as a result they are volatile. The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium for the nine months ended September 30, 2017 and 2016 are presented in the table below:

	For the nine months ended September 30,		% Change
	2017	2016
	(€ per ton)
Average LME transaction price	1,729	1,406	23%
Average Midwest Premium	174	150	16%

Average all-in aluminum price U.S.	1,903	1,556	22%
Average LME transaction price	1,729	1,406	23%
Average Rotterdam Premium	130	119	9%

Average all-in aluminum price Europe	1,859	1,525	22%

The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums, which had historically been fairly stable, were more volatile in recent years. Notably, regional premiums increased significantly in 2013 and 2014, with the Rotterdam premium and the Midwest premium reaching unprecedented levels in the fourth quarter of 2014. During the second half of 2015, both the Rotterdam and Midwest premiums returned to levels seen prior to 2013. Although our business model seeks to minimize the impact of aluminium price fluctuations on our net income and cash flows, we are not always able to pass-through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials. See “Risk Factors—Our financial results could be adversely affected by the volatility in aluminium prices.”

We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by setting the maturity of our futures on the delivery date to our customers. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.

Product Price and Margin

Our products are typically priced based on three components, (i) LME, (ii) regional premiums and (iii) a conversion margin. We seek to minimize the impact of aluminium price fluctuations in order to protect our cash flows against the LME and regional price fluctuations with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we do not need to enter into derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•	However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium is owned by our customers and we bear no aluminium price risk.

Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. As we do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices, mark-to-market movements for these instruments are recognized in “other (losses)/gains—net”.

Our results are also impacted by differences between changes in the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

The conversion margin is the margin we earn over the cost of our metal inputs. We seek to maximize our conversion margins based on the value-added product capabilities we provide and the supply/demand dynamics in the market.

Volumes

The profitability of our businesses is determined, in part, by the volume of tons sold and processed. Increased production volumes will result in lower per unit costs, while higher sold volumes will result in additional revenues and associated margins.

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 17% and 19% of revenues for the nine months ended September 30, 2017 and 2016, respectively. Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.

Currency

We are a global company with operations as of September 30, 2017, in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Mexico, Canada and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro impacts our results of operations. This impact is referred to as the “effect of foreign currency translation” in the “Results of Operations” discussion below. We calculate the effect of foreign currency translation by converting our current period local currency financial information using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

A portion of our revenues are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability. Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. Where we have multiple-year sale agreements for the sale of fabricated metal products in U.S. dollars, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “other gains/(losses)—net”.

Seasonality

Customer demand in the aluminium industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with the lowest volumes typically delivered in August and December and highest volumes delivered in January to June. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer seasons, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. In response to this seasonality, we seek to scale back and may even temporarily close some operations to reduce our operating costs during these periods.

Results of Operations for the nine months ended September 30, 2017 and 2016

	For the nine months ended September 30,
	2017		2016
	(€ in millions and as a % of revenues)
		%		%
Revenue	3,989	100%	3,582	100%
Cost of sales	(3,560)	89%	(3,188)	89%

Gross profit	429	11%	394	11%

Selling and administrative expenses	(188)	5%	(190)	5%
Research and development expenses	(28)	1%	(22)	1%
Restructuring costs	(3)	0%	(5)	0%
Other gains, net	43	1%	40	1%

Income from operations	253	6%	217	6%
Finance costs, net	(127)	3%	(130)	4%
Share of loss of joint ventures	(21)	1%	(8)	0%

Income before income taxes	105	3%	79	2%
Income tax expense	(56)	1%	(63)	2%

Net income	49	1%	16	0%

Shipment volumes (in kt)	1,132		1,126
Revenue per ton (€ per ton)	3,524		3,181

Revenue

Revenue increased by 11% or €407 million to €3,989 million for the nine months ended September 30, 2017, from €3,582 million for the nine months ended September 30, 2016. This increase in revenue reflected stable volumes and an 11% increase in revenue per ton, primarily as a result of higher LME and premium prices.

Our revenue is discussed in more detail in the “—Segment Results” section.

Cost of Sales and Gross Profit

Cost of sales increased by 12%, or €372 million, to €3,560 million for the nine months ended September 30, 2017, from €3,188 million for the nine months ended September 30, 2016. This increase reflected a €292 million increase in the total cost of raw material and consumables used, primarily as a result of higher LME and premium prices.

As a result our gross profit margin as a percentage of revenue remained stable at 11% in the nine months ended September 30, 2017.

Selling and Administrative Expenses

Selling and administrative expenses decreased slightly to €188 million for the nine months ended September 30, 2017, compared to €190 million for the nine months ended September 30, 2016, reflecting a decrease in professional fees and other non-labor costs partially offset by a moderate increase in labor costs as a result of inflation.

Research and Development Expenses

Research and development expenses increased by 27% or €6 million, to €28 million in the nine months ended September 30, 2017, from €22 million in the nine months ended September 30, 2016. Research and development expenses are presented net of €8 million of research and development tax credits received in France for both nine-month periods ended September 30, 2017 and 2016. Research and development expenses, excluding tax credits received were €11 million, €13 million, and €8 million at the P&ARP, A&T, and AS&I segments, respectively, in the nine months ended September 30, 2017.

Restructuring Costs

In the nine months ended September 30, 2017 restructuring costs amounted to €3 million and were primarily related to our German and Swiss operations. In the nine months ended September 30, 2016, restructuring costs amounted to €5 million and were primarily related to a restructuring plan at our Muscle Shoals facility.

Other (losses)/gains—Net

	For the nine months ended September 30,
(€ in millions)	2017	2016
Realized losses on derivatives	(12)	(46)
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net	40	65
Unrealized exchange (losses) / gains /from remeasurement of monetary liabilities—net	(3)	1
Wise purchase price adjustment	—	19
Gains on benefit plan amendments	20	—
Losses on disposal of assets	(2)	—
Other—net	—	1

Total other gains, net	43	40

Other gains—net amounted to €43 million for the nine months ended September 30, 2017 compared to €40 million for the nine months ended September 30, 2016.

Realized losses recognized upon the settlement of derivative instruments amounted to €12 million and €46 million in the nine months ended September 30, 2017 and 2016, respectively. Of these, realized gains / (losses) on LME derivatives were €2 million and €(5) million in the nine months ended September 30, 2017 and 2016, respectively and realized losses on foreign exchange derivatives were €14 million and €35 million in the nine months ended September 30, 2017 and 2016, respectively.

Unrealized gains on derivative instruments amounted to €40 million in the nine months ended September 30, 2017 and were primarily comprised of €13 million of gains relating to foreign exchange derivatives and €28 million of gains relating to LME derivatives. In the nine months ended September 30, 2016 unrealized gains on derivative instruments amounted to €65 million and were comprised of €36 million of gains relating to foreign exchange derivatives and €23 million of gains relating to LME derivatives.

In the nine month ended September 30, 2017 we recognized a €20 million net gain relating to benefit plan amendments in Switzerland and in the United States. In the nine month ended September 30, 2016 we recognized a €19 million gain relating to the finalization of certain contractual price adjustments for the acquisition of Wise Metals.

Finance Cost-Net

Finance costs—net decreased by €3 million, to €127 million for the nine months ended September 30, 2017, from €130 million in the nine months ended September 30, 2016. This decrease primarily reflects net gains from the remeasurement of our U.S. dollar denominated debt and lower interest costs as a result of the refinancing of the Wise Secured Notes in February 2017, partially offset by one-time costs from the refinancing of the Wise Secured Notes and the issuance of our $650 million 6.625% U.S. Dollar denominated senior notes due 2025.

In the nine months ended September 30, 2017, foreign exchange net gains from the revaluation of the portion of our U.S. dollars-denominated debt held by euro functional currency entities amounted to €90 million and were largely offset by €78 million of losses on derivative instruments entered into to hedge this exposure.

In the nine months ended September 30, 2016, foreign exchange net gains from the revaluation of the portion of our U.S. dollars-denominated debt held by euro functional currency entities amounted to €6 million and was offset by losses on derivative instruments entered into to hedge this exposure.

Share of loss of joint-ventures

Our share of loss of joint-ventures for the nine months ended September 30, 2017 amounted to €21 million compared to €8 million for the nine months ended September 30, 2016 and is comprised primarily of our share in the net results of Constellium-UACJ ABS LLC, which is accounted for under the equity method. We expect Constellium-UACJ ABS LLC to continue to incur losses over the next 12 to 24 months as it completes the ramp-up of its activities and the partners to make additional contributions to fund its operations.

Income Tax

Income tax expense for the nine months ended September 30, 2017 amounted to €56 million compared to €63 million for the nine months ended September 30, 2016. Our effective tax rate represented 53% of our income before tax for the nine months ended September 30, 2017 and 80% of our income before tax for the nine months ended September 30, 2016. Our projected blended statutory tax rate decreased by approximately 6 percentage points from 34% in the nine months ended September 30, 2016 to 28% in the nine months ended September 2017 as a result of changes in the geographical mix of our pre-tax results. The effective tax rate for the nine months ended September 30, 2017 and 2016 is significantly higher than the projected blended statutory tax rate primarily as a result of the unfavorable effect of unrecognized tax benefits for losses in jurisdictions where we believe it is more likely than not that we will not be able to utilize those losses.

Net Income / Loss for the Year

As a result of the above factors, our net income was €49 million in the nine months ended September 30, 2017 compared to a net income of €16 million in the nine months ended September 30, 2016.

Segment Results

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the nine months ended September 30,
	2017		2016
	(€ in millions and as a % of revenues)
		%		%
P&ARP	2,146	54%	1,887	52%
A&T	1,016	25%	979	27%
AS&I	849	21%	769	21%
Holdings and Corporate	9	0%	(13)	0%

Inter-segment eliminations	(31)	—	(40)	—

Total revenue	3,989	100%	3,582	100%

P&ARP. Revenue in our P&ARP segment increased by 14%, or €259 million, to €2,146 million in the nine months ended September 30, 2017, from €1,887 million for the nine months ended September 30, 2016,

reflecting relatively stable shipments and higher revenue per ton driven by higher metal prices. P&ARP shipments were relatively stable with a 1% or 7kt decrease, reflecting lower shipments in Packaging rolled products, partially offset by a 34% or 29kt increase in automotive rolled products. Revenue per ton increased by 15% to €2,787 per ton in the nine months ended September 30, 2017 from €2,429 per ton in the nine months ended September 30, 2016, primarily as a result of an increase in LME and premium prices.

A&T. Revenue at our A&T segment increased by €37 million, or 4% to €1,016 million in the nine months ended September 30, 2017 from €979 million in the nine months ended September 30, 2016, reflecting relatively stable shipments and higher revenue per ton driven by higher metal prices. A&T shipments were relatively stable with a 1% decrease, reflecting an 8kt decrease in Aerospace rolled products shipments partially offset by higher shipments in Transportation, industry and other products. Revenue per ton increased by 5% to €5,582 per ton in the nine months ended September 30, 2017 from €5,321 per ton in the nine months ended September 30, 2016, primarily reflecting higher LME and premium prices.

AS&I. Revenue in our AS&I segment increased by 10%, or €80 million, to €849 million for the nine months ended September 30, 2017, from €769 million for the nine months ended September 30, 2016, reflecting higher shipments and higher revenue per ton driven by higher metal prices. AS&I shipments increased by 7% or 12kt, reflecting a 9% or 7kt increase in Automotive extruded product shipments and a 5% or 5 kt increase in Other extruded products shipments. Revenue per ton increased by 3% to €4,717 per ton in the nine months ended September 30, 2017 from €4,577 per ton in the nine months ended September 30, 2016, reflecting higher LME and premium prices, partially offset by product mix effects.

Holdings and Corporate. Revenue in the Holdings and Corporate segment for the nine months ended September 30, 2017 is primarily related to metal sales to third parties. Revenues in the Holdings and Corporate segment for the nine months ended September 30, 2016 included a €20 million one-time payment related to the renegotiation of a contract with one of Wise’s customers, offset by metal sales to third parties.

Adjusted EBITDA

In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments. Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.

We believe Adjusted EBITDA, as defined below, is useful to investors as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Our Chief Operating Decision Maker measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to income from operations or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations.

Total Adjusted EBITDA for the nine months ended September 30, 2017 was €331 million, a 12% or €35 million increase compared to €296 million of total Adjusted EBITDA for the nine months ended September 30, 2016. Total net income for the nine months ended September 30, 2017 was €49 million, a 206% or €33 million increase compared to €16 million of total net income for the nine months ended September 30, 2016.

The following table shows our consolidated Adjusted EBITDA for the nine months ended September 30, 2017 and 2016.

	For the nine months ended September 30,
	2017		2016
	(millions of € and as a % of segment revenues)
		%		%
P&ARP	158	48%	158	53%
A&T	99	30%	81	27%
AS&I	92	28%	81	27%
Holdings and Corporate	(18)	(6)%	(24)	(8)%

Total Adjusted EBITDA	331	100%	296	100%

The following table presents the primary drivers for changes in Adjusted EBITDA from for the nine months ended September 30, 2016 to the nine months ended September 30, 2017 for each one of our three business segments:

	P&ARP	A&T	AS&I
	(millions of €)
Adjusted EBITDA for nine months ended September 30, 2016	158	81	81
Volume	(3)	(4)	18
Price and product mix	12	17	(10)
Costs	(9)	8	3
Foreign exchange and premium	—	(3)	—

Adjusted EBITDA for nine months ended September 30, 2017	158	99	92

P&ARP. For the nine months ended September 30, 2017, Adjusted EBITDA for our P&ARP segment of €158 million was comparable to the same period in 2016. Adjusted EBITDA per metric ton was relatively stable at €205 for the nine months ended September 30, 2017 compared to €203 for the nine months ended September 30, 2016, reflecting better price and mix offset by the impact of our Body in White program in the US.

A&T. For the nine months ended September 30, 2017, Adjusted EBITDA was €99 million, an increase of 22% from the same period in 2016 and Adjusted EBITDA per metric ton increased 23% to €541 from €439 in the same period of 2016, primarily reflecting better price and mix and strong management of operating costs, partially offset by foreign exchange and premium effects.

AS&I. For the nine months ended September 30, 2017, Adjusted EBITDA was €92 million, a 14% increase from the same period in the prior year, reflecting higher volumes and higher EBITDA per ton.

Holdings and Corporate. Our Holdings and Corporate segment generated Adjusted EBITDA losses of €18 million and €24 million in the nine months ended September 30, 2017 and 2016. The decrease in Holdings and Corporate costs from period to period is notably attributable to approximately €3 million of charges recorded in the nine months ended September 30, 2016, in connection with changes in the executive management team.

The following table reconciles our net income or loss for each of the nine months ended September 30, 2017 and 2016 to our Adjusted EBITDA for the periods presented:

	For the nine months ended September 30,
(€ in millions)	2017	2016
Net (loss) income	49	16
Income tax (benefit) expense	56	63
Finance costs—net	127	130
Share of loss of joint ventures	21	8
Depreciation and amortization	125	109
Restructuring costs	3	5
Unrealized (gains) / losses on derivatives	(40)	(65)
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities—net	3	(1)
Gains on benefit plan amendments(a)	(20)	—
Share based compensation	6	5
Metal price lag(b)	(16)	3
Start-up and development costs(c)	14	16
Manufacturing system and process transformation costs	1	4
Wise integration and acquisition costs	—	2
Wise one-time costs(d)	—	20
Wise purchase price adjustment(e)	—	(19)
Losses on disposal	2	—

Adjusted EBITDA	331	296

(a)	In the nine months ended September 30, 2017, amendments to certain Swiss pension plan, U.S. pension plan and OPEB resulted in a €20 million net gain.
(b)	Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(c)	For the nine months ended September 30, 2017, start-up costs and development costs include €12 million related to new sites in our AS&I operating segment and €2 million to BiW/ABS growth projects both in Europe and the U.S. For the nine months ended September 30, 2016, start-up costs and development costs include €13 million related to BiW/ABS growth projects.
(d)	For the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms.
(e)	In the third quarter of 2016, the contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings, LLC was finalized. Constellium received a cash payment of €20 million and recorded a net gain of €19 million.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties.

Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash on hand, cash flows from operations, new debt issuances or refinancing of existing debt facilities and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors, including those described under the following risk factors within the “Risk Factors—Risks Related to Our Business” section:

•	Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments;

•	A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships; and

•	The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

At September 30, 2017, we had €557 million of total liquidity, comprised of €300 million in cash and cash equivalents, €142 million of undrawn credit facilities under our Pan-U.S. ABL Facility, €71 million of undrawn credit facilities under our French Inventory Facility, €41 million available under our factoring arrangements and €3 million available under a revolving credit line.

Cash Flows

The following table summarizes our operating, investing and financing activities for the 9 months ended September 30, 2017 and 2016:

	For the nine months ended September 30,
	2017	2016
Net cash provided by/(used) in:
Operating activities	157	88
Investing activities	(176)	(233)
Financing activities	(22)	285

Net increase/decrease in cash and cash equivalents, excluding the effect of exchange rate changes	(41)	140

Net cash flows from operating activities

Net cash flows from operating activities increased by €69 million, from an inflow of €88 million in the nine months ended September 30, 2016, to an inflow of €157 million in the nine months ended September 30, 2017. The period over period significant increase in operating cash flows is primarily due to an increase in our cash operating results with our net cash-flow from operating activities, excluding working capital changes increasing from €127 million in the nine months ended September 30, 2016 to €198 million in the nine months ended September 30, 2017.

In the nine months ended September 30, 2017, cash flows used in changes in working capital amounted to €41 million reflecting a reduction in working capital offset by a €93 million reduction in non-recourse factoring in the period.

In the nine months ended September 30, 2016, cash flows used in changes in working capital amounted to €39 million reflecting increased working capital partially offset by €82 million of additional non-recourse factoring in the period.

Net cash used in investing activities

Net cash flows used in investing activities decreased by €57 million to €176 million for the nine months ended September 30, 2017, from €233 million for the nine months ended September 30, 2016, mainly driven by lower capital expenditures.

Capital expenditures were €175 million for the nine months ended September 30, 2017 compared to €230 million for the nine months ended September 30, 2016 and related primarily to recurring investment in our manufacturing facilities and our growth projects. Cash flows used in investing activities for the nine months ended September 30, 2016 reflected the €20 million cash payment received in connection with the finalization of contractual price adjustments for the Wise acquisition. Cash flows used in investing activities also included €24 million and €27 million related to loans to joint ventures for the nine months ended September 30, 2017 and 2016, respectively.

For further details on capital expenditures projects, see the “—Financing Arrangements—Historical Capital Expenditures” section below.

Net cash (used in) / from financing activities

Net cash flows (used in)/ from financing activities was an outflow of €22 million for the nine months ended September 30, 2017, compared to an inflow of €285 million for the nine months ended September 30, 2016.

Net cash used in financing activities in the nine months ended September 30, 2017 reflected primarily €610 million of net proceeds from the $650 million of February 2017 Notes, a €610 million outflow from the redemption in February 2017 of the $650 million of Wise Secured Notes and arrangement and exit fees relating to these transactions for an amount of €42 million.

Net cash provided by financing activities in the nine months ended September 30, 2016 reflected primarily €375 million of net proceeds from the $425 million Senior Secured Notes issued in March 2016, and repayments of amounts due under our U.S. revolving credit facilities and other loans for €71 million.

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

	For the nine months ended September 30,
	2017	2016
	(€ in millions)
P&ARP	(70)	(107)
A&T	(48)	(69)
AS&I	(53)	(47)
Intersegment and Other	(4)	(7)

Total capital expenditure	(175)	(230)

Our capital expenditures for the nine months ended September 30, 2017 reflected primarily our investments in automotive growth projects for both P&ARP and AS&I as well as sustaining projects across all segments.

The main projects undertaken during the nine months ended September 30, 2016 included our Body-in-White investments in Europe and in the U.S., within the P&ARP segment, investments in our AS&I segment in response to OEM demand and capital investments projects, mainly at our Issoire and Ravenswood, West Virginia facilities, to support improved production capacity and manufacturing efficiency within the A&T segment.

As at September 30, 2017, we had €231 million of construction in progress which relates primarily to our expansion projects in Muscle Shoals, White, Ravenswood, Neuf Brisach and San Luis Potosí.

Our principal capital expenditures are expected to total approximately €1,375 million in the years ended December 31, 2017 to 2021, in the aggregate. We currently expect all of our capital expenditures to be financed with cash on hand and external financing.

Covenant Compliance

The indentures governing our outstanding debt securities contain no maintenance covenants but contain customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments.

The Pan-U.S. ABL Facility, described in “Description of Other Indebtedness—Pan-U.S. ABL Facility,” contains a financial maintenance covenant that provides that at any time during which borrowing availability thereunder is below 10% of the aggregate commitments under the Pan-U.S. ABL Facility, the Company will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 and a minimum Borrower EBITDA Contribution of 25%, in each case calculated on a trailing twelve month basis. “Borrower EBITDA Contribution” means, for any period, the ratio of (x) the combined EBITDA of Constellium Rolled Products Ravenswood, LLC, Wise Alloys LLC, and their respective subsidiaries for such period, to (y) the consolidated EBITDA of the Company and its subsidiaries for such period. The Pan-U.S. ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Constellium Rolled Products Ravenswood, LLC and Wise Alloys LLC.

We were in compliance with our covenants throughout 2017 and 2016 and as of September 30, 2017 and December 31, 2016.

Off-Balance Sheet Arrangements

As of September 30, 2017, we have no significant off-balance sheet arrangements (as defined in Instruction 2 to Item 5.E in Form 20-F).

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 22 to our audited consolidated financial statements incorporated by reference in this prospectus supplement.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited consolidated financial statements, which are incorporated by reference in this prospectus supplement. New standards and interpretations not yet adopted are also disclosed in Note 2.3 to our unaudited condensed interim consolidated financial statements included elsewhere in this prospectus supplement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Nicolas Manardo, who was appointed as a non-executive director of the Company in June 2017, is currently Managing Director at Bpifrance Investissement in charge of Mid & Large Cap Private Equity Investments, a position he has held since 2009. Bpifrance Investissement is an affiliate of Bpifrance Participations (“Bpifrance”), which is a wholly owned subsidiary of BPI-Groupe (bpifrance), a French financial institution jointly owned and controlled by the Caisse des Dépôts et Consignations, a French special public entity (établissement special) and EPIC BPI-Groupe, a French public institution of industrial and commercial nature. As of September 30, 2017, Bpifrance owns approximately 13.2% of the Company’s outstanding ordinary shares. In January 2015, Bpifrance Financement, an affiliate of Bpifrance Investissement, entered into a three-year revolving credit facility with Constellium Issoire (f/k/a Constellium France) for an aggregate amount of €10 million. The facility is subject to automatic reduction of 33% of the aggregate amount per year. The facility is undrawn and the amount currently available for drawing is €3.3 million, subject to a commitment fee of 1% per year. Should any amount be drawn under this facility, it would bear interest at a rate equal to 3 months Euribor + 2.5%.

As set forth in greater detail in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on March 21, 2017, Bpifrance is also party to a shareholders agreement, dated as of May 29, 2013, with the Company, pursuant to which Bpifrance has, among other rights, a binding nomination right for one director on the Company’s board of directors and certain rights with respect to selling of the Company’s ordinary shares owned by Bpifrance, subject in each case to the terms and conditions set forth therein. See “Item 7.B Major Shareholders and Related Party Transactions—Related Party Transactions” of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on March 21, 2017, which is incorporated by reference herein.

PRICE RANGE OF ORDINARY SHARES

Price History of Stock

The high and low market prices of our ordinary shares on October 27, 2017, the last trading day before the date of the announcement of this offering, were $12.20 and $11.25 on the NYSE and €10.25 and €10.25 on Euronext Paris. The table below sets forth, for the periods indicated, the reported high and low market prices of our ordinary shares on the NYSE and Euronext Paris. The ordinary shares offered hereby will be listed on the NYSE and we intend to apply to list the ordinary shares offered hereby on Euronext Paris.

	NYSE		Euronext Paris
Calendar period	High	Low	High	Low
Monthly
October 2017 (through October 27)	$12.45	$10.25	€10.49	€8.61
September 2017	$11.55	$9.60	€10.94	€9.75
August 2017	$11.30	$8.30	€11.40	€7.99
July 2017	$8.80	$6.85	€9.20	€6.90
June 2017	$7.35	$6.65	€7.80	€6.92
May 2017	$7.15	$6.10	€7.09	€6.56
April 2017	$6.95	$5.45	€7.61	€6.10

	NYSE		Euronext Paris
	High	Low	High	Low
Quarterly 2017
First Quarter	$8.70	$5.55	€8.54	€5.76
Second Quarter	$7.35	$5.45	€7.80	€6.10
Third Quarter	$11.55	$6.85	€11.40	€6.90
Fourth Quarter (through October 27)	$12.45	$10.25	€10.49	€8.61
2016
First Quarter	$8.22	$4.03	€8.28	€4.31
Second Quarter	$6.47	$4.15	€6.81	€4.31
Third Quarter	$7.87	$4.66	€7.95	€4.26
Fourth Quarter	$7.01	$5.10	€6.94	€5.27
2015
First Quarter	$20.51	$16.22	€22.44	€17.16
Second Quarter	$19.52	$11.65	€21.16	€11.24
Third Quarter	$11.75	$5.89	€11.28	€6.56
Fourth Quarter	$8.86	$3.66	€8.87	€3.45

	NYSE		Euronext Paris
	High	Low	High	Low
Yearly
2016	$8.22	$4.03	€8.28	€4.26
2015	$20.51	$3.66	€22.44	€3.45
2014	$32.39	$15.42	€31.16	€16.20
2013	$23.27	$14.53	€19.42	€16.59

Markets

We began trading on the NYSE on May 23, 2013 and on the professional segment of Euronext Paris on May 27, 2013 through a public offering in the United States. Trading on the NYSE and Euronext Paris is under the symbol “CSTM.” For more information on our shares see “Item 10. Additional Information—B. Memorandum and Articles of Association” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on March 21, 2017.

DILUTION

If you purchase ordinary shares in this offering, your interest will be diluted to the extent of any excess of the public offering price per ordinary shares over the as adjusted net tangible book value per ordinary shares after this offering. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares issued and outstanding. As at September 30, 2017, we had a negative net tangible book value of approximately $(1,145) million, or approximately $(10.83) per ordinary share. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less goodwill and other intangible assets, and dividing this amount by the number of Common Shares issued and outstanding, using the September 30, 2017 exchange rate of $1.1806 per euro. After giving effect to the sale of our ordinary shares in the aggregate amount of $275,000,000 at $11.00 per share, and after deducting estimated offering commissions and expenses payable by us, we would have had a net tangible book value as at September 30, 2017 of $(886) million, or $(6.78) per ordinary share. This represents an immediate increase in the net tangible book value of $4.05 per share attributable to this offering. The following table illustrates this per share dilution:

	September 30, 2017
Assumed offering price per share		$11.00
Net tangible book value per share as at September 30, 2017	$(10.83)
Increase in net tangible book value per share attributable to this offering	$4.05
As-adjusted net tangible book value per share after this offering		$(6.78)
Net dilution per share to new investors		$17.78

The calculations above are based upon 105,735,623 ordinary shares issued and outstanding as at September 30, 2017.

MATERIAL TAX CONSEQUENCES

The following discussion contains a description of certain U.S. federal income tax and Dutch tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The discussion is not, and should not be construed as, tax advice. The discussion is based upon the federal income tax laws of the U.S. and regulations thereunder and the tax laws of the Netherlands and regulations thereunder as of the date hereof, which are subject to change and possibly with retroactive effect. Prospective investors should consult their own tax advisors.

Certain Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences relating to acquiring, owning and disposing of our ordinary shares by a U.S. Holder (as defined below) that will acquire our ordinary shares in the offering made pursuant to this prospectus supplement and will hold the ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, including the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations thereunder, rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities for U.S. federal income tax purposes and their partners and investors, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, U.S. Holders who own (directly, indirectly or constructively) 5% or more of our stock (by vote or value), U.S. Holders that acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, U.S. Holders that will hold their ordinary shares as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes, U.S. expatriates, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). In addition, this discussion does not discuss any U.S. state or local tax, any U.S. federal tax (for example, federal estate or gift tax) other than the income tax, any U.S. alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the Health Care and Education Reconciliation Act of 2010, or any non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

This discussion is for general information purposes only and is not tax advice or a complete description of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations relating to the purchase, ownership and disposition of our ordinary shares in light of their particular circumstances.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our ordinary shares, and partners in such partnerships, are urged to consult their own tax advisors regarding an investment in our ordinary shares.

Passive Foreign Investment Company Consequences

We believe that we will not be a “passive foreign investment company” for U.S. federal income tax purposes (“PFIC”) for the current taxable year and that we have not been a PFIC for prior taxable years and we expect that we will not become a PFIC in the foreseeable future, although there can be no assurance in this regard. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income,” or (ii) at least 50% of its assets produce or are held for the production of “passive income.” For this purpose, “passive income” generally includes dividends, interest, royalties and rents and certain other categories of income, subject to certain exceptions. The determination of whether we are a PFIC is a fact-intensive determination that includes ascertaining the fair market value (or, in certain circumstances, tax basis) of all of our assets on a quarterly basis and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. It depends upon the portion of our assets (including goodwill) and income characterized as passive under the PFIC rules, as described above. Accordingly, it is possible that we may become a PFIC due to changes in our income or asset composition or a decline in the market value of our equity. Because PFIC status is a fact-intensive determination, no assurance can be given that we are not, have not been, or will not become, classified as a PFIC.

If we are a PFIC for any taxable year, U.S. Holders generally will be subject to special tax rules that could result in materially adverse U.S. federal income tax consequences. In such event, a U.S. Holder may be subject to U.S. federal income tax at the highest applicable ordinary income tax rates on (i) any “excess distribution” that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), or (ii) any gain realized on the disposition of our ordinary shares. In addition, a U.S. Holder may be subject to an interest charge on such “excess distribution” or gain. Furthermore, the favorable dividend tax rates that may apply to certain U.S. Holders on our dividends will not apply if we are a PFIC during the taxable year in which such dividend was paid, or the preceding taxable year.

As an alternative to the foregoing rules, a U.S. Holder may make a mark-to-market election with respect to our ordinary shares, provided that the ordinary shares are regularly traded. Although no assurances may be given, we expect that our ordinary shares should qualify as being regularly traded. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of our ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. Gain on the sale or other disposition of our ordinary shares would be treated as ordinary income, and loss on the sale or other disposition of our ordinary shares would be treated as an ordinary loss, but only to the extent of the amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Subject to certain limitations, a U.S. Holder may make a “qualified electing fund” election (“QEF election”), which serves as a further alternative to the foregoing rules, with respect to a PFIC in which the U.S. Holder owns shares (directly or indirectly). In order for a U.S. Holder to be able to make a QEF election, we must provide such U.S. Holders with certain information. Because we do not intend to provide U.S. Holders with the information needed to make such an election, prospective investors should assume that the QEF election will not be available.

Each U.S. Holder is advised to consult its tax advisor concerning the U.S. federal income tax consequences of acquiring, owning or disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

The remainder of the discussion below assumes that we are not a PFIC, have not been a PFIC and will not become a PFIC in the future.

Distributions

The gross amount of distributions with respect to our ordinary shares (including the amount of any non-U.S. withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions will be includable in a U.S. Holder’s gross income as ordinary dividend income on the day actually or constructively received by the U.S. Holder. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of a U.S. Holder’s tax basis in our ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of U.S. federal income taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We believe our ordinary shares, which are listed on the NYSE, are considered to be readily tradable on an established securities market in the United States, although there can be no assurance that this will continue to be the case in the future. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, even if the minimum holding period requirement has been met, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that a U.S. Holder is subject to non-U.S. withholding taxes on dividends paid to such U.S. Holder with respect to our ordinary shares, such U.S. Holder may be eligible, subject to certain conditions and limitations, to claim a foreign tax credit for such non-U.S. withholding taxes against the U.S. Holder’s U.S. federal income tax liability or otherwise deduct such non-U.S. withholding taxes in computing such U.S. Holder’s U.S. federal income tax liability. Dividends paid to a U.S. Holder with respect to our ordinary shares are expected to generally constitute “foreign source income” and to generally be treated as “passive category income,” for purposes of the foreign tax credit, except that a portion of such dividends may be treated as income from U.S. sources if (i) U.S. persons (as defined in the Code and applicable Treasury regulations) own, directly or indirectly, 50% or more of our ordinary shares (by vote or value) and (ii) we receive more than a de minimis amount of income from U.S. sources. The rules governing the foreign tax credit and ability to deduct such non-U.S. withholding taxes are complex and involve the application of rules that depend upon your particular circumstances. You are urged to consult your own tax advisors regarding the availability of, and any limits or conditions to, the foreign tax credit or deduction under your particular circumstances.

Sale, Exchange or Other Disposition

For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized for our ordinary shares and the U.S. Holder’s tax basis in such ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss. You are urged to consult your tax advisors regarding the tax consequences if a non-U.S. tax is imposed on a sale, exchange or other disposition of our ordinary shares, including the availability of the foreign tax credit or deduction under your particular circumstances.

Information Reporting and Backup Withholding

A U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such shares were held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). You should consult your own tax advisor as to the possible obligation to file such information reports in light of your particular circumstances.

Moreover, information reporting generally will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States or through certain U.S. intermediaries), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 28%) may also apply to such payments unless the U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding by providing a properly completed IRS Form W-9 and otherwise complies with applicable requirements of the backup withholding rules, or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

Material Dutch Tax Consequences

General

The information set out below is a summary of certain material Dutch tax consequences in connection with the acquisition, ownership and disposition of our ordinary shares until completion of the Corporate Seat Transfer.

Subject to the assumptions, qualifications and risk factors in this prospectus supplement, this summary should generally not be affected by the Corporate Seat Transfer. This summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant to a particular holder of our ordinary shares. Such holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our ordinary shares.

This summary is based on the tax laws of the Netherlands as in effect on the date of this prospectus supplement, as well as regulations, rulings and decisions of the Netherlands or of its taxing and other authorities available in printed form on or before such date and now in effect, and as applied and interpreted by Netherlands courts, without prejudice to any amendments introduced at a later date and implemented with or without retroactive effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

For Dutch tax purposes, a holder of our ordinary shares may include an individual who, or an entity that, does not have the legal title to our ordinary shares, but to whom nevertheless our ordinary shares are attributed based either on such individual or entity holding a beneficial interest in our ordinary shares or based on specific statutory provisions, including statutory provisions pursuant to which our ordinary shares are attributed to an individual who is, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds our ordinary shares, such as the separated private assets (afgezonderd particulier vermogen) provisions of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) and the Dutch Gift and Inheritance Tax Act 1956 (Successiewet 1956).

Because it is a general summary, prospective holders of our ordinary shares should consult their own tax advisors as to the Dutch or other tax consequences of the acquisition, holding and disposition of the ordinary shares including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of foreign or other tax laws.

This summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Netherlands in connection with the acquisition, ownership and disposition of our ordinary shares. All references in this summary to the Netherlands and to Netherlands or Dutch law are to the European part of the Kingdom of the Netherlands and its law, respectively, only. In addition any reference hereafter made to a treaty for the avoidance of double taxation concluded by the Netherlands, includes the Tax Arrangement for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), the Tax Arrangement the Netherlands—Curacao (Belastingregeling Nederland—Curacao), the Tax Arrangement for the country of the Netherlands (Belastingregeling voor het land Nederland) and the Tax Arrangement the Netherlands—St. Maarten (Belastingregeling Nederland—St. Maarten).

Dividend Withholding Tax

General

Dividends paid on our ordinary shares to a holder of ordinary shares are generally subject to withholding tax of 15% imposed by the Netherlands.2 Generally, the dividend withholding tax will not be borne by us, but we will withhold from the gross dividends paid on our ordinary shares. The term “dividends” for this purpose includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

[2]	However, the new Dutch government has—as part of a coalition agreement published on October 10, 2017— announced that it may abolish as from 2019 at the earliest the dividend withholding tax, except for dividend payments to “low tax jurisdictions” or dividend payments in abusive situations. At this stage no legislative proposal has been published yet.

•	liquidation proceeds, proceeds of redemption of ordinary shares or, generally, consideration for the repurchase of ordinary shares by us in excess of the average paid-in capital of those ordinary shares recognized for Dutch dividend withholding tax purposes;

•	the nominal value of ordinary shares issued to a shareholder or an increase of the nominal value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

•	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of shareholders has resolved in advance to make such a repayment and provided that the nominal value of the ordinary shares concerned has been reduced by a corresponding amount by way of an amendment of our Amended and Restated Articles of Association.

After the Corporate Seat Transfer, if effectuated, dividends paid on our ordinary shares generally will be subject to French dividend withholding tax and not Dutch dividend withholding tax. However, Dutch dividend withholding tax may be required to be withheld from any such dividends paid, if and when paid to Dutch resident holders of our ordinary shares and non-Dutch resident holders of our ordinary shares that have a permanent establishment in the Netherlands to which the ordinary shares are attributable. See “Risk Factors—If we pay dividends after the Corporate Seat Transfer, we may need to withhold Dutch dividend withholding tax on any dividends payable to Dutch resident holders of our ordinary shares or non-Dutch residents holders of ordinary shares with a taxable presence in the Netherlands” and “Risk Factors—We may have to pay Dutch dividend withholding tax upon the conversion of the Company from an NV into an SE.”

Holder of Our Ordinary Shares Resident in the Netherlands

A holder of our ordinary shares who is, or who is deemed to be, a resident of the Netherlands generally is entitled to an exemption of or credit for the withholding tax against its Dutch income tax or Dutch corporate income tax liability and is generally entitled to a refund of dividend withholding taxes exceeding its aggregate Dutch income tax or Dutch corporate income tax liability, provided certain conditions are met, unless such holder of our ordinary shares is not considered to be the beneficial owner of the dividends.

A holder of our ordinary shares who is the recipient of dividends (the “Recipient”) will not be considered the beneficial owner of the dividends for this purpose if:

•	as a consequence of a combination of transactions, a person other than the Recipient wholly or partly benefits from the dividends;

•	whereby such other person retains, directly or indirectly, an interest similar to that in the ordinary shares on which the dividends were paid; and

•	that other person is entitled to a credit, reduction or refund of dividend withholding tax that is less than that of the Recipient (“Dividend Stripping”).

Holder of Our Ordinary Shares not Resident in the Netherlands

With respect to a holder of our ordinary shares, who is not and is not deemed to be a resident of the Netherlands for purposes of Dutch taxation and who is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country, the following may apply. Such holder of our ordinary shares may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax provided such holder is entitled to the benefits of such double taxation convention.

In addition, an exemption from Dutch dividend withholding tax will generally apply to dividends distributed to certain qualifying entities, provided that the following tests are satisfied:

(i)	the entity is a resident of another EU member state or of a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein), according to the tax laws of such state;

(ii)	the entity at the time of the distribution has an interest in us to which the participation exemption (deelnemingsvrijstelling) as meant in article 13 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969) or to which the participation credit (deelnemingsverrekening) as meant in article 13aa of the Dutch Corporate Income Tax Act 1969 would have been applicable, had such entity been a tax resident of the Netherlands;

(iii)	the entity does not perform a similar function as an exempt investment institution (vrijgestelde beleggingsinstelling) or fiscal investment institution (fiscale beleggingsinstelling), as defined in the Dutch Corporate Income Tax Act 1969; and

(iv)	the entity is, in its state of residence, not considered to be resident outside the EU member states or the designated states that are party to the Agreement on the European Economic Area under the terms of a double taxation convention concluded with a third state.

The exemption from Dutch dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between the Netherlands and the country of residence of the non-resident holder of our ordinary shares, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from Dutch dividend withholding tax will only be available to the beneficial owner of the dividend.

Furthermore, certain entities that are resident in (a) another EU member state, (b) a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein) or (c) a designated jurisdiction which has an arrangement for the exchange of tax information with the Netherlands, provided that such entity under (c) holds ordinary shares as portfolio investment (i.e. such ordinary shares are not held with a view to the establishment or maintenance of lasting and direct economic links between such holder of ordinary shares and the Company and such ordinary shares do not allow such holder of ordinary shares to participate effectively in the management or control of the Company) and that are not subject to taxation levied by reference to profits in their state of residence, may be entitled to a refund of Dutch dividend withholding tax, provided:

(i)	such entity, had it been a resident in the Netherlands, would not be subject to corporate income tax in the Netherlands;

(ii)	such entity can be considered to be the beneficial owner of the dividends;

(iii)	such entity does not perform a similar function to that of an exempt investment institution or a fiscal investment institution as defined in the Dutch Corporate Income Tax Act 1969; and

(iv)	certain administrative conditions are met.

Additionally, certain holders of our ordinary shares who are resident in (a) another EU member state; (b) a designated state that is a party to the Agreement on the European Economic Area (currently Iceland, Norway and Liechtenstein); or (c) a designated jurisdiction which has an arrangement for the exchange of tax information with the Netherlands, provided that such entity under (c) holds ordinary shares as portfolio investment (i.e. such ordinary shares are not held with a view to the establishment or maintenance of lasting and direct economic links between such holder of ordinary shares and the Company and such ordinary shares do not allow such holder of ordinary shares to participate effectively in the management or control of the Company), may be entitled to a refund of Dutch dividend withholding tax, if and to the extent:

(i)	the dividend payment relates to dividends in respect of which the holder of ordinary shares is not subject to Dutch income tax or Dutch corporate income tax, as the case may be;

(ii)	the withheld Dutch dividend withholding tax exceeds, after any reductions resulting from a refund pursuant to Dutch domestic law or a treaty for the avoidance of double taxation concluded by the Netherlands, the amount of Dutch income tax or Dutch corporate income tax, as the case may be, due by the holder of ordinary shares had he been resident in the Netherlands;

(iii)	such holder of ordinary shares can be considered to be the beneficial owner of the dividends;

(iv)	if such holder of ordinary shares is an entity, such holder of shares does not perform a similar function to that of an exempt investment institution or a fiscal investment institution as defined in the Dutch Corporate Income Tax Act 1969;

(v)	such holder of ordinary shares is not entitled to a full credit in its jurisdiction of residence pursuant to a treaty for the avoidance of double taxation concluded between the Netherlands and that jurisdiction; and

(vi)	certain administrative conditions are met.

Dividend distributions to a U.S. holder of our ordinary shares (with an interest of less than 10% of the voting rights in us) are subject to 15% dividend withholding tax, which is equal to the rate such U.S. holder may be entitled to under the Convention Between the Kingdom of the Netherlands and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, executed in Washington on December 18, 1992, as amended from time to time (the “Netherlands-U.S. Convention”). As such, there is no need to claim a refund of the excess of the amount withheld over the tax treaty rate.

On the basis of article 35 of the Netherlands-U.S. Convention, qualifying U.S. pension trusts are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. pension trusts must provide us form IB 96 USA, along with a valid certificate, for the application of relief at source from dividend withholding tax. If we receive the required documentation prior to the relevant dividend payment date, then we may apply such relief at source. If a qualifying exempt U.S. pension trust fails to satisfy these requirements prior to the payment of a dividend, then such qualifying exempt pension trust may claim a refund of Dutch withholding tax by filing form IB 96 USA with the Dutch tax authorities. On the basis of article 36 of the Netherlands-U.S. Convention, qualifying exempt U.S. organizations are under certain conditions entitled to a full exemption from Dutch dividend withholding tax. Such qualifying exempt U.S. organizations are not entitled to claim relief at source, and instead must claim a refund of Dutch withholding tax by filing form IB 95 USA with the Dutch tax authorities.

The concept of Dividend Stripping, described above, may also be applied to determine whether a holder of our ordinary shares may be eligible for a full or partial exemption from, reduction or refund of Dutch dividend withholding tax, as described in the preceding paragraphs.

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, in connection with distributions received by us from our foreign subsidiaries, we are allowed, subject to certain conditions, to reduce the amount of Dutch dividend withholding tax to be remitted to Dutch tax authorities by the lesser of:

(i)	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

(ii)	3% of the dividends and profit distributions, before deduction of non-Dutch withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned deductions.

For purposes of determining the 3% threshold under (i) above, a distribution by us is not taken into account in case the Dutch dividend withholding tax withheld in respect thereof may be fully refunded, unless the recipient of such distribution is a qualifying entity that is not subject to corporate income tax.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to pay to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

Tax on Income and Capital Gains

General

The description of taxation set out in this section of this prospectus supplement is not intended for any holder of our ordinary shares, who:

(i)	is an individual and for whom the income or capital gains derived from the ordinary shares are attributable to employment activities the income from which is taxable in the Netherlands;

(ii)	is an entity that is a resident or deemed to be a resident of the Netherlands and that is, in whole or in part, not subject to or exempt from Netherlands corporate income tax;

(iii)	is an entity that has an interest in us to which the participation exemption (deelnemingsvrijstelling) or the participation credit (deelnemingsverrekening) is applicable as set out in the Dutch Corporate Income Tax Act 1969;

(iv)	is a fiscal investment institution (fiscale beleggingsinstelling) or an exempt investment institution (vrijgestelde beleggingsinstelling) as defined in the Dutch Corporate Income Tax Act 1969; or

(v)	has a substantial interest (aanmerkelijk belang) or a deemed substantial interest as defined in the Dutch Income Tax Act 2001 in us.

Generally a holder of our ordinary shares will have a substantial interest in us in the meaning of paragraph (v) above if he holds, alone or together with his partner (statutorily defined term), whether directly or indirectly, the ownership of, or certain other rights over shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire shares, whether or not already issued, which represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares) or the ownership of certain profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of the liquidation proceeds of us. A holder of our ordinary shares will also have a substantial interest in us if one of certain relatives of that holder or of his partner (a statutory defined term) has a substantial interest in us.

If a holder of our ordinary shares does not have a substantial interest, a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, without recognizing taxable gain.

Residents of the Netherlands

Individuals

An individual who is resident or deemed to be resident in the Netherlands (a “Dutch Resident Individual”) and who holds our ordinary shares will be subject to Netherlands income tax on income and/or capital gains derived from our ordinary shares at the progressive rate (up to 52%; rate for 2017) if:

(i)	the holder derives profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), to which enterprise the ordinary shares are attributable; or

(ii)	the holder derives income or capital gains from the ordinary shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001), which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also includes benefits resulting from a lucrative interest (lucratief belang).

If conditions (i) and (ii) above do not apply, any holder of our ordinary shares who is a Dutch Resident Individual will be subject to Netherlands income tax on a deemed return regardless of the actual income and/or capital gains derived from our ordinary shares. This deemed return has been set for 2017 at a variable return between 2.87% and 5.39% (depending on the amount of such holder’s net investment assets for the year) of the individual’s yield basis (rendementsgrondslag) insofar as this exceeds a certain threshold (heffingvrijvermogen). The individual’s yield basis is determined as the fair market value of certain qualifying assets (including, as the case may be, the ordinary shares) held by the Dutch Resident Individual less the fair market value of certain qualifying liabilities, both determined on January 1 of the relevant year. The deemed return between 2.87% and 5.39% will be taxed at a rate of 30% (rate for 2017). Following 2017, the deemed return will be adjusted annually on the basis of historic market yields.

Entities

An entity that is resident or deemed to be resident in the Netherlands (a “Dutch Resident Entity”) will generally be subject to Netherlands corporate income tax with respect to income and capital gains derived from the ordinary shares. The Netherlands corporate income tax rate is 20% for the first €200,000 of the taxable amount, and 25% for the excess of the taxable amount over €200,000 (rates applicable for 2017).

Non-Residents of the Netherlands

A person who is neither a Dutch Resident Individual nor Dutch Resident Entity (a “Non-Dutch Resident”) and who holds our ordinary shares is generally not subject to Netherlands income tax or corporate income tax (other than dividend withholding tax described above) on income and capital gains derived from the ordinary shares, provided that:

(i)	such Non-Dutch Resident does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares are attributable or deemed attributable;

(ii)	in the case of a Non-Dutch Resident who is an individual, such individual does not derive income or capital gains from the Shares that are taxable as benefits from “miscellaneous activities” (resultaat uit overige werkzaamheden, as defined in the Dutch Income Tax Act 2001) performed or deemed to be performed in the Netherlands, which include the performance of activities with respect to the ordinary shares that exceed regular, active portfolio management (normaal, actief vermogensbeheer) and also includes benefits resulting from a lucrative interest (luctratief belang); and

(iii)	such Non-Dutch Resident is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in the Netherlands, other than by way of the holding of securities or, in the case of an individual, through an employment contract, to which enterprise the ordinary shares or payments in respect of the ordinary shares are attributable.

Gift and Inheritance Taxes

Dutch Residents

Generally, gift taxes (schenkbelasting) and inheritance taxes (erfbelasting) may arise in the Netherlands with respect to a transfer of our ordinary shares by way of a gift by or on the death of a holder of our ordinary shares who is resident or deemed to be resident in the Netherlands for the purpose of the Netherlands Gift and Inheritance Tax Act 1956 at the time of the gift or his/her death.

Non-Dutch Residents

No Netherlands gift or inheritance taxes will be levied on the transfer of our ordinary shares by way of gift by or on the death of a holder of our ordinary shares, who is neither a resident nor deemed to be a resident of the Netherlands for the purpose of the relevant provisions, unless:

(i)	the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or death, is or is deemed to be a resident of the Netherlands for the purpose of the relevant provisions; or

(ii)	in the case of a gift of the ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such holder dies within 180 days after the date of a gift of the ordinary shares while being a resident or deemed a resident of the Netherlands.

For purposes of the Dutch Gift and Inheritance Tax Act 1956, an individual who is of Dutch nationality will be deemed to be a resident of the Netherlands if he has been a resident in the Netherlands at any time during the ten years preceding the date of the gift or his death.

For purposes of Netherlands gift tax, an individual will, irrespective of his nationality, be deemed to be resident of the Netherlands if he has been a resident in the Netherlands at any time during the 12 months preceding the date of the gift. The same 12-months rule may apply to entities that have transferred their seat of residence out of the Netherlands.

Applicable tax treaties may override such deemed residency. For purposes of the Dutch Gift and Inheritance Tax Act 1956, a gift made under a condition precedent is deemed to be made at the time the condition precedent is fulfilled and is subject to gift tax if the donor is or is deemed to be a resident of the Netherlands at that time.

Value Added Tax

No Netherlands value added tax will be payable by a holder of our ordinary shares in consideration for the offer of our ordinary shares (other than value added taxes on fees payable in respect of services not exempt from Netherlands value added tax).

Other Taxes or Duties

No Netherlands registration tax, custom duty, stamp duty or any other similar tax or duty, other than court fees, will be payable in the Netherlands by a holder of our ordinary shares in respect of or in connection with the acquisition, ownership and disposition of the ordinary shares, except to the extent that the FTT would become applicable. See “Risk Factors—Risks Related to the Offering—Transactions in our ordinary shares could be subject to the European financial transaction tax, if adopted.”

Residence

A holder of our ordinary shares will not become or be deemed to become a resident of the Netherlands solely by reason of holding these ordinary shares.

Material French Tax Consequences

General

The information set out below is a summary of certain material French tax consequences in connection with the acquisition, ownership and disposition of our ordinary shares after completion of the Corporate Seat Transfer for holders that are not resident of France and do not hold the ordinary shares in connection with a permanent establishment or fixed base through which they carry on business or perform personal services in France.

This summary does not purport to be a comprehensive description of all the French tax considerations that may be relevant to a particular holder of our ordinary shares. Holders may be subject to special tax treatment under any applicable law and this summary is not intended to be applicable in respect of all categories of holders of our ordinary shares.

This summary is based on the applicable tax laws of France as in effect on the date of this prospectus supplement, the tax treaty between France and the U.S. of August 31, 1994, as amended (the “France-U.S. Treaty”), the guidelines issued by the French tax authorities within the Bulletin Officiel des Finances Publiques-Impôts (the “Guidelines”) in force as of the date of this supplement, as applied and interpreted by French courts. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Because it is a general summary, prospective holders of our ordinary shares should consult their own tax advisors as to the French or other tax consequences of the acquisition, holding and disposition of the ordinary shares including, in particular, the application to their particular situations of the tax considerations discussed below, as well as the application of foreign or other tax laws. U.S. holders are advised to consult their own tax advisers regarding their eligibility for France-U.S. Treaty benefits, especially with regard to the “Limitations on Benefits” provision, in light of their own particular circumstances. This summary does not address the French tax consequences applicable to ordinary shares held in trusts, which are subject to specific rules in France. This summary does not constitute legal or tax advice.

Dividend withholding tax

Under French law, dividends paid by a French corporation, as the Company would be after the completion of the Corporate Seat Transfer, to non-residents of France are generally subject to French withholding tax at a rate of 30%, reduced to 21% for distributions made to individuals that are resident in the European Economic Area, and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area which would be subject to the tax regime set forth under article 206-5 of the French tax code if its head office were located in France and which meet the criteria set forth in the Guidelines BOI-RPPM-RCM-30-30-10-70-20171004, n° 130).

Dividends paid by a French corporation, as the Company would be after the completion of the Corporate Seat Transfer, towards non-cooperative States or territories, as defined in Article 238-0 A of the French tax code, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. Eligible U.S. holders entitled to France-U.S. Treaty benefits under the “Limitation on Benefits” provision contained in the France-U.S. Treaty who are U.S. residents, as defined pursuant to the provisions of the France-U.S. Treaty and who receive dividends in non-cooperative States or territories, will not be subject to this 75% withholding tax rate.

It is noted that the draft finance bill for 2018 currently discussed in French Parliament contemplates reducing the withholding tax rate on dividends not paid towards non-cooperative States or territories (i) for individuals, to 12.8% as from January 1, 2018, and (ii) for legal persons, to 25%, progressively between January 1, 2020 and January 1, 2022, in line with the ordinary French corporate income tax rate.

Under the France-U.S. Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. holder who is a U.S. resident as defined pursuant to the provisions of the France-U.S. Treaty and whose ownership of the ordinary shares is not effectively connected with a permanent establishment or fixed base that such U.S. holder has in France, is reduced to 15%, or to 5% if such U.S. holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuing company; such U.S. holder may claim a refund from the French tax authorities of the amount withheld in excess of the Treaty rates of 15% or 5%, if any. For U.S. holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the Treaty, the requirements for eligibility for France-U.S. Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the France-U.S. Treaty, are complicated, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. holders are advised to consult their own tax advisers regarding their eligibility for France-U.S. Treaty benefits in light of their own particular circumstances.

Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that such holder establishes before the date of payment that it is a U.S. resident under the France-U.S. Treaty by completing and providing the depositary with a treaty form (Form 5000). Dividends paid to a U.S. holder that has not filed the Form 5000 before the dividend payment date will be subject to French withholding tax at the rate of 30% and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid.

Taxes on sales or dispositions

Subject to the provisions of a relevant tax treaty, holders that (i) are not residents of France for tax purposes, (ii) do not hold shares in connection with the conduct of business or profession in France, (iii) are not established in a non-cooperative State or territory and (iv) have not held more than 25%, directly or indirectly, of the dividend rights (droits aux bénéfices sociaux) of a French corporation, as the Company would be after the completion of the Corporate Seat Transfer, alone or together with their spouse, ascendants or descendants, at any time during the preceding five years, are not subject to French income tax or capital gains tax on the sale or disposition of shares. In general, under the France-U.S. Treaty, a U.S. holder who is a U.S. resident for the purposes of the France-U.S. Treaty will not be subject to French income tax or capital gains tax on the sale or disposition of shares unless the shares form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France.

If a transfer of listed shares is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and to a registration duty assessed on the higher of the purchase price or the market value of the shares, at the rate of 0.1%. Transfers subject to the French financial transaction tax (Article 235 ter ZD of the French tax code, see next paragraph) are exempt from the 0.1% registration duty, where applicable.

Pursuant to Article 235 ter ZD of the French tax code providing for the French financial transaction tax, transfers of listed shares and certain other equity-linked instruments that are admitted to trading on a French or foreign regulated or recognized market, issued by companies having their registered seat in France, as the Company would be after the completion of the Corporate Seat Transfer, and whose market capitalization exceeds €1 billion as at December 1 of the year preceding the relevant taxable year, are subject to French financial transaction tax, at the rate of 0.3%, subject to certain exemptions.

Estate and gift taxes

Subject to the provisions of a relevant tax treaty, France imposes estate and gift tax on shares of a French company, as the Company would be after the completion of the Corporate Seat Transfer, that are acquired by inheritance of gift. The tax applies without regard to the tax residence of the transferor.

Under the tax treaty with respect to taxes on estates, inheritances and gifts between France and the U.S., dated November 24, 1978, as amended, a transfer of shares by gift or by reason of the death of the U.S. holder entitled to benefit from this treaty will not be subject to French gift of inheritance tax, as long as the relevant U.S. holder was not domiciled in France at the time of making the gift or at the time of his or her death and the shares were not used or held for use in the conduct of a business or profession through a permanent establishment or fixed base in France.

Wealth tax

Individuals who are not residents of France for the purposes of French taxation are not subject to French wealth tax (impôt de solidarité sur la fortune) in France as a result of owning an interest in the share capital of a French corporation, provided that such ownership interest is, directly and indirectly, less than 10% of the corporation’s share capital and does not enable the shareholder to exercise influence over the corporation. If the holder is a U.S. resident, as defined pursuant to the provisions of the France-U.S. Treaty, French wealth tax (impôt de solidarité sur la fortune) would not apply provided that the individual does not own directly or indirectly a shareholding exceeding 25% of the financial rights.

It is noted that the draft finance bill for 2018 currently discussed in French Parliament contemplates abolishing the French wealth tax (impôt de solidarité sur la fortune) and replacing it with a tax on real estate wealth (impôt sur la fortune immobilière).

UNDERWRITING

Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010 and Deutsche Bank Securities Inc.’s address is 60 Wall Street, New York, New York 10005. Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of ordinary shares set forth opposite its name below.

Underwriter	Total Number of Firm Shares to be Purchased
Credit Suisse Securities (USA) LLC	7,592,595
Deutsche Bank Securities Inc.	5,061,729
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,530,864
BNP Paribas Securities Corp.	2,530,864
Goldman Sachs & Co. LLC	2,530,864
J.P. Morgan Securities LLC	2,530,864
Barclays Capital Inc.	444,444
BMO Capital Markets Corp.	444,444
Citigroup Global Markets Inc.	444,444
HSBC Securities (USA) Inc.	444,444
Morgan Stanley & Co. LLC	444,444

Total	25,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or in certain circumstances the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters may effect such transactions by selling our ordinary shares to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of ordinary shares for whom they may act as agents or to whom they may sell as principal. The underwriter is committed to purchase all the ordinary shares offered by us if it purchases any shares. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.297 per ordinary share.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.

	Per Share	Gross Without Option	Gross With Option
Public offering price	$11.00	$275,000,000	$316,250,000
Underwriting discount	$0.495	$12,375,000	$14,231,250
Proceeds, before expenses, to us	$10.505	$262,625,000	$302,018,750

The expenses of the offering payable by us are estimated at $3,542,000. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $50,000.

Underwriters’ Option to Purchase Additional Ordinary Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 3,750,000 additional ordinary shares from us at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial amount as reflected in the above table.

No Sales of Similar Securities

We and our officers, directors, and certain holders of all of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for shares of ordinary shares for 90 days after the date of this prospectus supplement, except with the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc.

Stock Exchange Listings

Our Class A ordinary shares are listed on the NYSE and Euronext Paris under the symbol “CSTM”. The ordinary shares offered hereby will be listed on the NYSE and we intend to apply to list the ordinary shares offered hereby on Euronext in Paris.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriter and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price. Such stabilization transactions may occur at any time prior to the completion of the offering.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ purchase option described above. The underwriters may close out any covered short position by either exercising their purchase option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the purchase option. “Naked” short sales are sales in excess of the purchase option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, the underwriters or certain securities dealers may distribute prospectuses and prospectus supplements by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus and prospectus supplement is available on the Internet websites maintained by the underwriters. Other than the prospectus and prospectus supplement in electronic format, the information on the underwriters’ websites is not part of this prospectus supplement.

Other Relationships

Some of the underwriters including, but not limited to, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, BNP Paribas Securities Corp., BMO Capital Markets Corp. and Citigroup Global Capital Markets Inc., and, in each case, their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory, and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions, including but not limited to the concurrent Notes Offering and Tender Offer, for which some of the underwriters or their affiliates are acting as initial purchasers and dealer managers, respectively, and will as a result receive a commission in relation thereto. In addition certain of the underwriters or their affiliates may own or manage accounts that own the Tender Offer Notes. As a result, certain of the underwriters or their affiliates may receive a portion of the proceeds from this offering as a result of the redemption of the Tender Offer Notes.

The underwriters may enter into derivative transactions in connection with our shares, acting at the order and for the account of their clients. The underwriters may also purchase some of our shares offered hereby to hedge their risk exposure in connection with these transactions. Such transactions may have an effect on demand, price or offer terms of the offering without, however, creating an artificial demand during the offering.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If the underwriters or their affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of a short position in our securities including the ordinary shares offered hereby. Any such short position could adversely affect future trading prices of our ordinary shares. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

No Public Offering

No action has been taken or will be taken in any jurisdiction by us or the underwriters that would permit a public offering of our ordinary shares, or possession or distribution of this prospectus supplement or any other offering or publicity material relating to the ordinary shares, in any country or jurisdiction where action for that purpose is required.

The distribution of this prospectus supplement and the offer of the ordinary shares in any jurisdiction may be restricted by law and therefore persons into whose possession this prospectus supplement comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Notice to Prospective Investors in Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area (the “EEA”)

In relation to each Member State of the European Economic Area, each, a “Relevant Member State,” no offer of our ordinary shares may be made to the public, other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ordinary shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. Each person in a Relevant Member State who initially acquires any of our ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of our ordinary shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that our ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of our ordinary shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, our representatives and our affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of ordinary shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of our ordinary shares. Accordingly any person making or intending to make an offer in that Relevant Member State of our ordinary shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ordinary shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above, the expression “an offer to the public” in relation to any of our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of our ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for our ordinary shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the Netherlands

We intend to apply for admission to listing and trading of the ordinary shares offered pursuant to this prospectus supplement on the professional segment of Euronext Paris.

No offer of ordinary shares, which are the subject of the offering contemplated by this prospectus supplement, has been made or will be made in the Netherlands, unless in reliance on Article 3(2) of the Prospectus Directive and provided:

•	such offer is made exclusively to legal entities which are qualified investors (as defined in the Prospectus Directive) in the Netherlands; or

•	standard exemption logo and wording are disclosed as required by article 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht, the “FSA”); or

•	such offer is otherwise made in circumstances in which article 5:20(5) of the FSA is not applicable.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the ordinary shares described in this prospectus supplement has been approved, registered or filed with the Autorité des Marchés Financiers (the “AMF”) or of the competent authority of another member state of the European Economic Area and notified to the AMF in connection with an offering of the ordinary shares to the public in France. Consequently, the ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the ordinary shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) investing for their own account, as defined in, and in accordance with articles L.411-2, D.411-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; and/or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties.

The ordinary shares may be resold directly or indirectly in France, only in compliance with applicable laws and regulations and in particular those relating to a public offering (which are embodied in articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier).

We have applied for admission to listing and trading (the “French Admission”) of our ordinary shares on the professional segment of Euronext Paris. The French Admission has taken place on or around May 27, 2013, based on a prospectus approved by the Dutch Autoriteit Financiële Markten and notified to the AMF in accordance with Articles 212-40 and 212-41 of the general regulation of the AMF.

Pursuant to Article 516-19 of the general regulation of the AMF, an investor other than a qualified investor (as defined below), may not purchase our ordinary shares on the professional segment of Euronext Paris unless such investor takes the initiative to do so and has been duly informed by the investment services provider about the characteristics of the professional segment.

Notice to Prospective Investors in Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of

Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”), directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person residing in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Notice to Prospective Investors in Qatar

The shares described in this prospectus supplement have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus supplement has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus supplement is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in Saudi Arabia

No offering, whether directly or indirectly, will be made to an investor in the Kingdom of Saudi Arabia unless such offering is in accordance with the applicable laws of the Kingdom of Saudi Arabia and the rules and regulations of the Capital Market Authority, including the Capital Market Law of the Kingdom of Saudi Arabia. The shares will not be marketed or sold in the Kingdom of Saudi Arabia by us or the underwriter.

This prospectus supplement may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Office of Securities Regulation issued by the Capital Market Authority. The Saudi Arabian Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus supplement and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus supplement. Prospective purchasers of the shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares. If you do not understand the contents of this prospectus supplement, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

This offering has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (DFSA), a regulatory authority of the Dubai International Financial Centre (DIFC). The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The shares may not be offered to the public in the UAE and/or any of the free zones.

The shares may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (which we refer to as the ‘‘SIX’’) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to us, the offering or the ordinary shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority (which we refer to as the “FINMA”), and the offer of ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (which we refer to as the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ordinary shares.

EXPENSES

The following table sets forth the expenses (other than underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation, if any) expected to be incurred by us in connection with a possible offering of the securities registered under this registration statement. All amounts other than the SEC registration fee are estimates.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$39,373
Printing and engraving expenses	$200,000
Legal and accounting fees and expenses	$3,250,000
Blue sky fees and expenses	$10,000
Transfer agent fees and expenses	$4,000
Miscellaneous costs	$38,627

Total	$3,542,000

LEGAL MATTERS

Certain legal matters in connection with this offering pursuant to this prospectus supplement relating to U.S. law will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York. The validity of the ordinary shares offered by this prospectus supplement and other legal matters concerning offerings pursuant to this prospectus supplement relating to Dutch law will be passed upon for us by Stibbe, Amsterdam, the Netherlands.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 20-F for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENTS OF JUDGMENTS

The ability of our shareholders located in the Netherlands, France or certain other countries to bring an action against us may change or be further limited if we successfully consummate the announced proposal to transfer our corporate seat to France. If we consummate such transaction, we will be subject to the laws of France, which will impact the ability of our shareholders to bring an action against us.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the securities offered by this prospectus supplement and the accompanying prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus supplement, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus supplement, please refer to the registration statement.

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by April 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in the Netherlands, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3 of which this prospectus supplement forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual and special reports and other information with the SEC. These filings contain important information that does not appear in this prospectus supplement. The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus supplement the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F or any future reports on Form 6-K that we may file that indicate that they are incorporated by reference into this registration statement under the Exchange Act before the time that all of the securities offered by this prospectus supplement have been sold or de-registered.

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2016;

•	the description of our ordinary shares found in Form 8-A, as filed with the SEC on May 17, 2013 (Commission File No. 001-35931), under the heading “Description of Securities to be Registered” including any subsequent amendment or any report filed for the purpose of updating such description; and

•	our reports on Form 6-K and, unless otherwise noted herein or therein, the exhibits thereto, furnished to the SEC on June 21, 2017 (Commission File No. 001-35931).

Notwithstanding any reference in our Current Reports on Form 6-K filed with the SEC to any such Current Reports being incorporated by reference into any prospectus, no Current Report on Form 6-K, other than as specifically mentioned above, shall be incorporated by reference herein.

In addition, any reports on Form 6-K submitted to the SEC by the registrant pursuant to the Exchange Act after the date of this registration statement and prior to effectiveness of the registration statement that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus supplement forms a part and all subsequent annual reports on Form 20-F filed after the effective date of this registration statement and prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus supplement forms a part, shall be considered to be incorporated into this prospectus supplement by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

Certain statements in and portions of this prospectus supplement update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus supplement may update and replace statements in and portions of this prospectus supplement or the above-listed documents. We will provide you without charge, upon your written or oral request to Paul Blalock, Investor Relations North America, by phone at (212) 675-5450 or e-mail at investor-relations@constellium.com, a copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits to such documents, which are not specifically incorporated by reference into such documents.

UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Notes	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Revenue	3	1,279	1,199	3,989	3,582
Cost of sales		(1,140)	(1,059)	(3,560)	(3,188)

Gross profit		139	140	429	394

Selling and administrative expenses		(61)	(66)	(188)	(190)
Research and development expenses		(9)	(8)	(28)	(22)
Restructuring costs		(1)	(1)	(3)	(5)
Other gains/(losses)—net	4	12	19	43	40

Income from operations		80	84	253	217

Finance costs—net	6	(34)	(45)	(127)	(130)
Share of loss of joint-ventures		(8)	(6)	(21)	(8)

Income before income tax		38	33	105	79

Income tax expense	7	(17)	(18)	(56)	(63)

Net Income		21	15	49	16

Net Income/(loss) attributable to:
Equity holders of Constellium		21	15	50	16
Non-controlling interests		—	—	(1)	—

Net Income		21	15	49	16

Earnings per share attributable to the equity holders of Constellium

(in Euros per share)	Notes	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Basic	8	0.20	0.15	0.48	0.15
Diluted	8	0.20	0.14	0.46	0.15

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Net Income	21	15	49	16

Other Comprehensive Income/(Loss)
Items that will not be reclassified subsequently to the consolidated Income Statement
Remeasurement on post-employment benefit obligations	5	(5)	22	(103)
Income tax on remeasurement on post-employment benefit obligations	—	1	(2)	27
Items that may be reclassified subsequently to the consolidated Income Statement
Cash flow hedge	13	4	42	(2)
Income tax on cash flow hedge	(5)	(1)	(14)	1
Currency translation differences	(7)	—	(20)	2

Other Comprehensive Income/(Loss)	6	(1)	28	(75)

Total Comprehensive Income/(Loss)	27	14	77	(59)

Attributable to:
Equity holders of Constellium	28	14	79	(59)
Non-controlling interests	(1)	—	(2)	—

Total Comprehensive Income/(Loss)	27	14	77	(59)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	Notes	At September 30, 2017	At December 31, 2016
Assets
Current assets
Cash and cash equivalents	9	300	347
Trade receivables and other	10	435	355
Inventories	11	612	591
Other financial assets	17	45	117

		1,392	1,410

Non-current assets
Property, plant and equipment	12	1,460	1,477
Goodwill	13	409	457
Intangible assets	13	74	79
Investments accounted for under the equity method	14	1	16
Deferred income tax assets		204	252
Trade receivables and other	10	45	47
Other financial assets	17	97	49

		2,290	2,377

Total Assets		3,682	3,787

Liabilities
Current liabilities
Trade payables and other	15	943	839
Borrowings	16	101	107
Other financial liabilities	17	20	34
Income tax payable		18	13
Provisions	20	39	42

		1,121	1,035

Non-current liabilities
Trade payables and other	15	56	59
Borrowings	16	2,156	2,361
Other financial liabilities	17	37	30
Pension and other post-employment benefit obligations	19	661	735
Provisions	20	102	107
Deferred income tax liabilities		36	30

		3,048	3,322

Total Liabilities		4,169	4,357

Equity
Share capital	21	2	2
Share premium	21	162	162
Retained deficit and other reserves		(658)	(743)

Equity attributable to equity holders of Constellium		(494)	(579)
Non-controlling interests		7	9

Total Equity		(487)	(570)

Total Equity and Liabilities		3,682	3,787

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

Net Income/(loss)	—	—	—	—	—	—	50	50	(1)	49
Other comprehensive income/(loss)	—	—	20	28	(19)	—	—	29	(1)	28

Total comprehensive income/(loss)	—	—	20	28	(19)	—	50	79	(2)	77

Transactions with equity holders
Share-based compensation	—	—	—	—	—	6	—	6	—	6

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2017	2	162	(131)	10	(7)	23	(553)	(494)	7	(487)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net Income	—	—	—	—	—	—	16	16	—	16
Other comprehensive (loss)/income	—	—	(76)	(1)	2	—	—	(75)	—	(75)

Total comprehensive (loss)/income	—	—	(76)	(1)	2	—	16	(59)	—	(59)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	5	—	5	—	5

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At September 30, 2016	2	162	(209)	(1)	8	16	(583)	(605)	9	(596)

(in millions of Euros)	Share capital	Share premium	Re- measurement	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)

Net (loss)/Income	—	—	—	—	—	—	(4)	(4)	—	(4)
Other comprehensive (loss)/income	—	—	(18)	(18)	6	—	—	(30)	—	(30)

Total comprehensive (loss)/income	—	—	(18)	(18)	6	—	(4)	(34)	—	(34)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	6	—	6	—	6

Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2016	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Notes	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Net income		49	16
Adjustments
Depreciation and amortization		125	109
Finance costs—net	6	127	130
Income tax expense		56	63
Share of loss of joint-ventures		21	8
Unrealized gains on derivatives—net and from remeasurement of monetary assets and liabilities—net		(38)	(66)
Losses on disposal		2	—
Other—net		5	(14)
Interest paid		(128)	(102)
Income tax paid		(1)	(11)
Change in trade working capital
Inventories		(57)	(21)
Trade receivables		(115)	(53)
Trade payables		121	42
Change in provisions and pension obligations		(20)	(6)
Other working capital		10	(7)

Net cash flows from operating activities		157	88

Purchases of property, plant and equipment	3	(175)	(230)
Acquisition of subsidiaries net of cash acquired		—	20
Proceeds from disposals net of cash		—	(5)
Equity contribution and loan to joint-ventures		(24)	(27)
Other investing activities		23	9

Net cash flows used in investing activities		(176)	(233)

Proceeds from issuance of Senior Notes	16	610	375
Repayment of Senior Notes	16	(610)	—
Proceeds/(Repayments) from revolving credit facilities and other loans	16	7	(71)
Payment of deferred financing costs and exit costs		(42)	(12)
Transactions with non-controlling interests		—	(2)
Other financing activities		13	(5)

Net cash flows (used in)/from financing activities		(22)	285

Net (decrease)/increase in cash and cash equivalents		(41)	140
Cash and cash equivalents—beginning of period		347	472
Cash and cash equivalents classified as held for sale—beginning of period		—	4
Effect of exchange rate changes on cash and cash equivalents		(6)	2

Cash and cash equivalents—end of period	9	300	618

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—GENERAL INFORMATION

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminum products, serving primarily the packaging, aerospace and automotive end-markets. The Group has a strategic footprint of manufacturing facilities located in the North America, Europe and China, operates 22 production facilities, 10 administrative and commercial sites and one world-class technology center. It has more than 11,000 employees.

Constellium is a public company with limited liability. The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Unless the context indicates otherwise, when we refer to “we”, “our”, “us”, “Constellium”, the “Group” and the “Company” in this document, we are referring to Constellium N.V. and its subsidiaries.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Statement of compliance

The unaudited condensed interim consolidated financial statements present the unaudited interim Consolidated Income Statement and Statement of Comprehensive Income/(Loss) for the three and nine months ended September 30, 2017 and 2016; the unaudited interim Consolidated Statement of Cash Flows for the nine months ended September 30, 2017 and 2016; and the unaudited interim Consolidated Statement of Financial Position and Changes in Equity as at September 30, 2017 and December 31, 2016. They are prepared in accordance with IAS 34, ‘Interim Financial Reporting’ and with generally accepted accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU).

The unaudited condensed interim consolidated financial statements do not include all the information and disclosures required in the annual Consolidated Financial Statements. They should be read in conjunction with the Group’s annual Consolidated Financial Statements for the year ended December 31, 2016, approved by the Board of Directors on March 8, 2017.

The unaudited condensed interim consolidated financial statements have been authorized for issue by the Board of Directors at its meeting held on October 24, 2017.

2.2. Application of new and revised IFRS

The following new standards and amendments apply to the Group for the first time in 2017.

•	Amendments to IAS 7, ‘Disclosure Initiative’

The amendments to IAS 7, ‘Statement of Cash Flows’, are part of the IASB’s Disclosure Initiative and require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Additional disclosures have been made to address the amendments

•	Amendments to IAS 12, ‘Recognition of Deferred Tax Assets for Unrealised Losses’

•	Annual improvements 2014-2016—IFRS 12, ‘Disclosure of Interests in Other Entities’: Clarifying the scope

The amendments to IAS 12 and annual improvements 2014-2016 to IFRS 12 do not have any impact on the unaudited interim consolidated financial statements of the Group.

2.3. New standards and interpretations not yet mandatorily applicable

The Group has not applied the following new standards and interpretations that have been issued but are not yet effective and which could affect the Group’s future Consolidated Financial Statements:

IFRS 15, ‘Revenue from contracts with customers’ and its clarifications deal with revenue recognition and establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts and related interpretations’. The clarifications provide guidance on identifying performance obligations, the principal versus agent assessment, accounting for licenses of intellectual property, and transition to the new revenue standard. The Group is currently evaluating the impact of the standard on its consolidated financial position and results of operations. Notably, the Group is in the process of assessing whether adoption of the standard could result in revenue being recognized over time for certain contracts for which revenue is currently recognized at a point in time. The Group intends to use the cumulative effect method on January 1st, 2018. Adoption of the standard will likely increase the level of revenue disclosures in the financial statements.

The standard and its clarifications will be effective for accounting periods beginning on or after January 1, 2018.

IFRS 16, ‘Leases’, deals with principles for the recognition, measurement, presentation and disclosures of leases. The standard provides an accounting model, requiring lessee to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The lessor accounting approach remains unchanged. The Group is currently evaluating the impact of the standard on our consolidated financial position and results of operations. The Group expects that the adoption will result in an increase in non-current assets and non-current liabilities as a result of substantially all operating leases existing as of the adoption date being capitalized along with the associated obligations.

The standard will replace IAS 17, ‘Leases’ and will be effective for accounting periods beginning on or after January 1, 2019.

The impact of the following standards and interpretations on the Group’s results and financial situation is currently being evaluated:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. It will replace the guidance in IAS 39, ‘Financial instruments’ that relates to the classification and measurement of financial instruments.

Modifications introduced by IFRS 9 relate primarily to:

•	classification and measurement of financial assets. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.

•	impairment of receivables, now based on the expected credit loss model.

•	hedge accounting.

The standard will be effective for accounting periods beginning on or after January 1, 2018.

IFRIC 23, ‘Uncertainty over Income Tax Treatments’

This interpretation provides a framework to consider, recognize and measure the accounting impact of tax uncertainties. It specifies how to determine the unit of account and the recognition and measurement guidance to be applied to that unit. The Interpretation also explains when to reconsider the accounting for a tax uncertainty, and it states specifically that the absence of comment from the tax authority is unlikely, in isolation, to trigger a reassessment.

The interpretation is effective for annual periods beginning on or after January 1, 2019.

The Group plans to adopt the new standards and interpretations on their required effective dates.

2.4. Basis of preparation

In accordance with IAS 1, ‘Presentation of Financial Statements’, the unaudited condensed interim Consolidated Financial Statements are prepared on the assumption that Constellium is a going concern and will continue in operation for the foreseeable future.

The financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the financial statements respectively in NOTE 9—Cash and Cash Equivalents, NOTE 16—Borrowings and NOTE 18—Financial Risk Management.

The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, including an assessment of the current macroeconomic environment, indicate that the Group should be able to operate within the level of its current facilities and related covenants.

Accordingly, management considers that the going concern assumption is not invalidated by Constellium’s negative equity as at September 30, 2017.

2.5. Presentation of the operating performance of each operating segment and of the Group

In accordance with IFRS 8, ‘Operating Segments’, operating segments are based upon product lines, markets and industries served, and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

Constellium’s CODM measures the profitability and financial performance of its operating segments based on Adjusted EBITDA as it illustrates the underlying performance of continuing operations by excluding certain non-recurring and non-operating items. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

2.6. Principles governing the preparation of the unaudited condensed interim Consolidated Financial Statements

The accounting policies adopted in the preparation of these unaudited condensed interim Consolidated Financial Statements are consistent with those adopted and disclosed in the Group’s Consolidated Financial Statements for the year ended December 31, 2016, with the exception of the effective tax rate application in accordance with IAS 34, ‘Interim Financial Reporting’.

The following table summarizes the principal exchange rates used for the preparation of the unaudited condensed interim Consolidated Financial Statements of the Group:

Foreign exchange rate for 1 Euro		Nine months ended September 30, 2017 Average rate	At September 30, 2017 Closing rate	Nine months ended September 30, 2016 Average rate	At December 31, 2016 Closing rate
U.S. Dollars	USD	1.1119	1.1806	1.1159	1.0541
Swiss Francs	CHF	1.0943	1.1457	1.0935	1.0739
Czech Koruna	CZK	26.5414	25.9808	27.0361	27.0210

Presentation of financial statements

The unaudited condensed interim consolidated financial statements are presented in millions of Euros, except Earnings per share in Euros. Certain reclassifications may have been made to prior year amounts to conform to current year presentation.

Seasonality of operations

Due to the seasonal nature of the Group’s operations, the Group would typically expect higher revenues and operating profits in the first half of the year compared to the second half.

2.7. Judgments in applying accounting policies and key sources of estimation uncertainty

The preparation of financial statements requires the Group to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely be equal to the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known.

In preparing these unaudited condensed interim Consolidated Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were those applied to the Consolidated Financial Statements at, and for the year ended, December 31, 2016. In addition, in accordance with IAS 34, the Group applied, in the preparation of these unaudited condensed interim Consolidated Financial Statements, a projected tax rate for the full financial year 2017.

NOTE 3—OPERATING SEGMENT INFORMATION

Management defines Constellium’s operating segments based upon product lines, markets and industries it serves, and prepares and reports operating segment information to Constellium’s chief operating decision maker (CODM) on that basis.

3.1. Segment Revenue

	Three months ended September 30, 2017			Three months ended September 30, 2016			Nine months ended September 30, 2017			Nine months ended September 30, 2016
(in millions of Euros)	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue	Segment revenue	Inter segment elimination	External revenue
P&ARP	705	(2)	703	655	(3)	652	2,146	(6)	2,140	1,887	(15)	1,872
A&T	307	(7)	300	313	(7)	306	1,016	(21)	995	979	(17)	962
AS&I	275	(1)	274	242	(3)	239	849	(4)	845	769	(8)	761
Holdings & Corporate(A)	2	—	2	2	—	2	9	—	9	(13)	—	(13)

Total	1,289	(10)	1,279	1,212	(13)	1,199	4,020	(31)	3,989	3,622	(40)	3,582

(A)	The Holdings & Corporate segment includes revenues from supplying metal to third parties. For the nine months ended September 30, 2016, the Holdings & Corporate segment includes a €20 million one-time payment related to the re-negotiation of a contract with one of Wise’s customers offset by revenues from metal supply to third parties.

3.2. Segment adjusted EBITDA and reconciliation of Adjusted EBITDA to Net Income

(in millions of Euros)	Notes	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
P&ARP		60	60	158	158
A&T		30	20	99	81
AS&I		28	25	92	81
Holdings & Corporate		(7)	(8)	(18)	(24)

Adjusted EBITDA		111	97	331	296

Metal price lag(A)		(4)	2	16	(3)
Start-up and development costs(B)		(4)	(3)	(14)	(16)
Manufacturing system and process transformation costs		—	—	(1)	(4)
Wise integration and acquisition costs		—	—	—	(2)
Wise one-time costs(C)		—	—	—	(20)
Wise purchase price adjustment(D)		—	19	—	19
Share based compensation		(3)	(2)	(6)	(5)
(Losses)/Gains on pension plan amendments(E)	19	(2)	—	20	—
Depreciation and amortization	12, 13	(41)	(37)	(125)	(109)
Restructuring costs		(1)	(1)	(3)	(5)
Unrealized gains on derivatives	4	22	12	40	65
Unrealized exchange gains/(losses) from the remeasurement of monetary assets and liabilities—net	4	2	(1)	(3)	1
Losses on disposals		—	—	(2)	—
Other(F)		—	(2)	—	—

Income from operations		80	84	253	217

Finance costs—net	6	(34)	(45)	(127)	(130)
Share of loss of joint-ventures		(8)	(6)	(21)	(8)

Income before income tax		38	33	105	79

Income tax expense	7	(17)	(18)	(56)	(63)

Net Income		21	15	49	16

(A)	Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(B)	For the nine months ended September 30, 2017, start-up costs and development costs include €12 million related to new sites in our AS&I operating segment and €2 million to BiW/ABS growth projects both in Europe and the U.S. For the nine months ended September 30, 2016, start-up costs and development costs include €13 million related to BiW/ABS growth projects.
(C)	For the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms.
(D)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in the third quarter of 2016. We received a cash payment of €20 million and recorded a €19 million gain net of costs.
(E)	In the nine months ended September 30, 2017, amendments to certain Swiss pension plan, US pension plan and OPEB resulted in a €20 million gain net.
(F)	For the nine months ended September 30, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accrual reversals of unused provision related to one-time loss contingencies.

3.3. Revenue by product lines

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Packaging rolled products	532	532	1,648	1,511
Automotive rolled products	128	78	355	234
Specialty and other thin-rolled products	43	42	137	127
Aerospace rolled products	168	188	576	598
Transportation, Industry and other rolled products	132	118	419	364
Automotive extruded products	150	128	459	408
Other extruded products	124	111	386	353
Other	2	2	9	(13)

Total Revenue	1,279	1,199	3,989	3,582

3.4. Segment capital expenditures

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
P&ARP	(22)	(28)	(70)	(107)
A&T	(14)	(23)	(48)	(69)
AS&I	(17)	(20)	(53)	(47)
Holdings & Corporate	(2)	(3)	(4)	(7)

Capital expenditures—Property, plant and equipment	(55)	(74)	(175)	(230)

3.5. Segment assets

Segment assets are comprised of total assets of Constellium by segment, less deferred income tax assets and other financial assets (including cash and cash equivalents). There has been no material change in total assets from the amount reported in the previous annual consolidated financial statements.

NOTE 4—OTHER GAINS/(LOSSES)—NET

(in millions of Euros)	Notes	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Realized losses on derivatives(A)		(9)	(11)	(12)	(46)
Unrealized gains on derivatives at fair value through profit and loss—net(A)		22	12	40	65
Unrealized exchange gains/(losses) from the remeasurement of monetary assets and liabilities—net		2	(1)	(3)	1
(Losses)/Gains on pension plan amendments	19	(2)	—	20	—
Losses on disposal		—	—	(2)	—
Wise purchase price adjustment(B)		—	19	—	19
Other		(1)	—	—	1

Total Other Gains/(Losses)—Net		12	19	43	40

(A)	Realized and unrealized gains or losses are related to derivatives that do not qualify for hedge accounting and are entered into with the purpose of mitigating exposure to volatility in foreign currency and commodity price.
(B)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in the third quarter of 2016. We received a cash payment of €20 million and recorded €19 million gain net of costs.
The cash received is presented in net cash flows used in investing activities (acquisition of subsidiaries net of cash acquired) in the unaudited interim Consolidated Statement of Cash Flows.

NOTE 5—CURRENCY GAINS/(LOSSES)

Currency gains and losses, which are included in Income from operations, are as follows:

(in millions of Euros)	Notes	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Included in Revenue	18	1	—	—	—
Included in Cost of sales		(2)	—	(4)	—
Included in Other gains/(losses)—net		—	—	(2)	2

Total		(1)	—	(6)	2

Realized exchange losses on foreign currency derivatives—net		(3)	(11)	(14)	(35)
Unrealized gains on foreign currency derivatives—net		2	12	15	36
Exchanges (losses)/gains from the remeasurement of monetary assets and liabilities—net		—	(1)	(7)	1

Total		(1)	—	(6)	2

NOTE 6—FINANCE COSTS—NET

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Interest received	2	1	5	3

Finance income	2	1	5	3

Interest expense on borrowings paid or payable(A)	(35)	(44)	(114)	(126)
Expenses on factoring arrangements paid or payable	(4)	(4)	(12)	(8)
Net loss on settlement of debt(B)	—	—	(13)	(2)
Realized and unrealized losses on debt derivatives at fair value(C)	(23)	(6)	(78)	(7)
Realized and unrealized exchange gains on financing activities—net(C)	27	5	90	6
Other finance expense	(3)	—	(11)	(5)
Capitalized borrowing costs(D)	2	3	6	9

Finance expense	(36)	(46)	(132)	(133)

Finance costs—net	(34)	(45)	(127)	(130)

(A)	For the nine months ended September 30, 2017, the Group incurred (i) €103 million of interest related to Constellium N.V. Senior Notes; (ii) €7 million of interest related to the Muscle Shoals Senior Notes and (iii) €4 million of interest expense and fees related to the Muscle Shoals and Ravenswood Revolving Credit Facilities (ABLs).
For the nine months ended September 30, 2016, the Group incurred (i) €75 million of interest related to Constellium N.V. Senior Notes; (ii) €49 million of interest related to the Muscle Shoals Senior Notes and (iii) €2 million of interest expense and fees related to the Muscle Shoals and Ravenswood Revolving Credit Facilities (ABLs).
(B)	For the nine months ended September 30, 2017, net loss on settlement of debt relates to the Muscle Shoals Senior Notes redemption in February 2017 (see NOTE 16—Borrowings).

For the nine months ended September 30, 2016, €2 million of unamortized arrangement fees were fully recognized as financial expenses as result of the Unsecured Credit Facility termination in March 2016.
(C)	The Group hedges the dollar exposure relating to the principal of its Constellium N.V. U.S. Dollar Senior Notes, for the portion which has not been used to finance directly or indirectly U.S. Dollar functional currency entities. Changes in the fair value of these hedging derivatives are recognized within Finance costs—net in the unaudited interim Consolidated Income Statement and offset the unrealized results related to Constellium N.V. U.S. Dollar Senior Notes revaluation.
(D)	Borrowing costs directly attributable to the construction of assets are capitalized. The capitalization rate used for the nine months ended September 30, 2017 and 2016 is 7%.

NOTE 7—INCOME TAX

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full year. The effective tax rate applied is impacted by non-recurring transactions and subject to country mix effect.

NOTE 8—EARNINGS PER SHARE

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Earnings attributable to equity holders of the parent used to calculate basic and diluted earnings per share	21	15	50	16

Number of shares attributable to equity holders of Constellium

(number of shares)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Weighted average number of ordinary shares used to calculate basic earnings per share	105,663,191	105,504,774	105,590,517	105,483,284
Effect of other dilutive potential ordinary shares(A)	3,159,705	967,722	3,223,236	825,413

Weighted average number of ordinary shares used to calculate diluted earnings per share	108,822,896	106,472,496	108,813,753	106,308,697

(A)	For the periods ended September 30, 2017 and 2016, potential dilutive new ordinary shares to be issued are part of share-based compensation plans.

Earnings per share attributable to the equity holders of Constellium

(in Euro per share)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Basic	0.20	0.15	0.48	0.15
Diluted	0.20	0.14	0.46	0.15

NOTE 9—CASH AND CASH EQUIVALENTS

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Cash in bank and on hand	300	347

Total Cash and cash equivalents	300	347

At September 30, 2017, cash in bank and on hand includes a total of €11 million held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being immediately available for general use by the other entities within the Group (€7 million at December 31, 2016).

NOTE 10—TRADE RECEIVABLES AND OTHER

Trade receivables and other are comprised of the following:

	At September 30, 2017		At December 31, 2016
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade receivables—gross	—	336	—	238
Impairment	—	(2)	—	(3)

Total Trade receivables—net	—	334	—	235

Finance lease receivables	7	6	12	6
Deferred tooling related costs	25	—	11	—
Current income tax receivables	—	45	—	52
Other taxes	—	26	—	39
Restricted cash(A)	1	—	9	—
Prepaid expenses	5	9	6	9
Other	7	15	9	14

Total Other receivables	45	101	47	120

Total Trade receivables and Other	45	435	47	355

(A)	Restricted cash relates mainly to a pledge given to the State of West Virginia as a guarantee for certain workers’ compensation obligations for which the company is self-insured.

10.1. Aging

The aging of total trade receivables—net is as follows:

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Not past due	314	217
1—30 days past due	16	14
31—60 days past due	2	3
61—90 days past due	1	1
Greater than 91 days past due	1	—

Total Trade receivables—net	334	235

10.2. Currency concentration

The composition of the carrying amounts of total Trade receivables—net by currency is shown in Euro equivalents as follows:

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Euro	167	101
U.S. Dollar	145	115
Swiss franc	6	3
Other currencies	16	16

Total trade receivables—net	334	235

10.3. Factoring arrangements

The Group factored specific account receivables in France by entering into factoring agreements with a third party for a maximum capacity of €235 million. The facilities were amended, on April 19, 2017, to extend maturity to October 29, 2021.

The Group factored specific account receivables in Germany, Switzerland and Czech Republic by entering into factoring agreements with a third party for a maximum capacity of €150 million. This agreement matures October 29, 2021.

In December 2015, Constellium Automotive USA entered into a factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $25 million. This agreement matures December 13, 2017.

On March 16, 2016, Muscle Shoals entered into a new factoring agreement which provides for the sale of specific account receivables up to a maximum capacity of $100 million further amended during 2016 up to $325 million. In January 2017, the factoring agreement was further amended to extend maturity to January 24, 2018.

Under the Group’s factoring agreements, most of the account receivables are sold without recourse. Where the Group has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are de-recognized from the unaudited interim Consolidated Statement of Financial Position. Some remaining receivables do not qualify for derecognition under IAS 39, ‘Financial instruments: Recognition and Measurement’, as the Group retains substantially all the associated risks and rewards.

Under the agreements, as at September 30, 2017, the total carrying amount of the original assets factored is €629 million (December 31, 2016: €681 million) of which:

•	€473 million (December 31, 2016: €566 million) derecognized from the unaudited interim Consolidated Statement of Financial Position as the Group transferred substantially all of the associated risks and rewards to the factor;

•	€156 million (December 31, 2016: €115 million) recognized on the unaudited interim Consolidated Statement of Financial Position.

At September 30, 2017, there was €4 million (€1 million at December 31, 2016) due to the factor relating to trade account receivables sold.

Covenants

The factoring arrangements contain certain affirmative customary and negative covenants, including some relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain maintenance financial covenants.

The commitment of the factor to buy receivables under the Muscle Shoals factoring agreement is subject to certain credit ratings being maintained.

The Group was in compliance with all applicable covenants at September 30, 2017 and December 31, 2016.

NOTE 11—INVENTORIES

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Finished goods	137	149
Work in progress	318	299
Raw materials	114	94
Stores and supplies	70	69
Adjustments(A)	(27)	(20)

Total inventories	612	591

(A)	Includes Net realizable value adjustments.

Constellium records inventories at the lower of cost and net realizable value. Any change in the net realizable value adjustment on inventories is included in Cost of sales in the unaudited interim Consolidated Income Statement.

NOTE 12—PROPERTY, PLANT AND EQUIPMENT

(in millions of Euros)	Land and Property Rights	Buildings	Machinery and Equipment	Construction Work in Progress	Other	Total
Net balance at January 1, 2017	19	209	1,020	221	8	1,477
Additions	—	1	36	138	3	178
Disposals	—	—	(2)	—	—	(2)
Depreciation expense	(3)	(10)	(99)	—	(5)	(117)
Transfer during the period	—	11	102	(123)	4	(6)
Effects of changes in foreign exchange rates	(2)	(9)	(56)	(3)	—	(70)

Net balance at September 30, 2017	14	202	1,001	233	10	1,460

Cost	24	316	1,608	237	32	2,217
Less accumulated depreciation and impairment	(10)	(114)	(607)	(4)	(22)	(757)

Net balance at September 30, 2017	14	202	1,001	233	10	1,460

NOTE 13—INTANGIBLE ASSETS (INCLUDING GOODWILL)

(in millions of Euros)	Goodwill	Technology	Computer Software	Customer relationships	Work in Progress	Other	Total intangible assets (excluding goodwill)
Net balance at January 1, 2017	457	28	21	18	9	3	79
Additions	—	—	—	—	3	—	3
Amortization expense	—	(2)	(5)	(1)	—	—	(8)
Transfer during the period	—	—	4	—	2	—	6
Effects of changes in foreign exchange rates	(48)	(3)	(1)	(2)	—	—	(6)

Net balance at September 30, 2017	409	23	19	15	14	3	74

Cost	409	82	54	37	14	3	190
Less accumulated amortization and impairment	—	(59)	(35)	(22)	—	—	(116)

Net balance at September 30, 2017	409	23	19	15	14	3	74

NOTE 14—INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD

The Group investments accounted for under Equity method are Constellium-UACJ ABS LLC and Rhenaroll S.A.

(in millions of Euros)	At September 30, 2017	At December 31, 2016
At January 1	16	30
Group share in loss	(21)	(14)
Additions	—	—
Reclassified to non-current other financial assets	6	—
Effects of changes in foreign exchange rates	—	—

At closing period end	1	16

Constellium-UACJ ABS LLC financial statements

The information presented hereafter reflects the amounts included in the financial statements of the relevant entity in accordance with Group accounting principles and not the Company’s share of those amounts.

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Current assets
Cash and cash equivalents	4	6
Trade receivables and other	26	7
Inventories	49	28
Non-current assets
Property, plant and equipment	164	189
Intangible assets	2	1

Total Assets	245	231

Current liabilities
Trade payables and other	39	26
Borrowings	163	129
Non-current liabilities
Borrowings	55	46
Equity	(12)	30

Total Equity and Liabilities	245	231

(in millions of Euros)	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Revenue	102	7
Cost of sales	(124)	(15)
Selling and administrative expenses	(8)	(5)
Loss from operations	(30)	(13)

Finance costs	(11)	(3)

Net Loss	(41)	(16)

The transactions during the nine-month period and year-end balances between Group companies which are fully consolidated and Constellium UACJ ABS LLC are shown as below in Group’s Consolidated income statement and Consolidated statement of financial position.

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Trades receivables and other—current	15	10
Other financial assets(A)	74	66

Total Assets	89	76

(A)	Other financial assets correspond to the loan to Constellium UACJ ABS LLC as of September 2017 and December 2016. As of September 2017, the loan is, in substance, part of Constellium’s investment in the joint-venture as it represents a long term strategic investment which is not expected to be settled in the foreseeable future. Constellium’s share of the losses of joint-ventures, in excess of the initial investment, is thus recognized against other financial assets for €6 million as of September 30, 2017.

(in millions of Euros)	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Revenue	45	6
Fees and recharges(B)	3	2
Finance income	5	3

Total Income	53	11

(B)	Fees and recharges are presented in Cost of sales or Selling and administrative expenses depending on their nature.

NOTE 15—TRADE PAYABLES AND OTHER

	At September 30, 2017		At December 31, 2016
(in millions of Euros)	Non-current	Current	Non-current	Current
Trade payables	—	718	—	627
Fixed assets payables	—	25	—	33
Employees’ entitlements	—	155	—	141
Deferred revenue	37	14	40	14
Taxes payable other than income tax	—	25	—	17
Other payables	19	6	19	7

Total Other	56	225	59	212

Total Trade payables and other	56	943	59	839

NOTE 16—BORROWINGS

16.1. Analysis by nature

	September 30, 2017							December 31, 2016
(in millions of Euros)	Nominal Value in Currency	Nominal rate	Effective rate	Nominal Value In Euros	(Arrangement fees)	Accrued interests	Carrying value	Carrying value
Secured ABL(A)
Ravenswood (due 2018)	—	Floating	—	—	—	—	—	46
Muscle Shoals (due 2020)	—	Floating	—	—	—	—	—	—
Pan US ABL (due 2022)	$47	Floating	3.79%	40	—	—	40	—
Secured Inventory Based Facility (due 2019)(B)	—	Floating	—	—	—	—	—	—
Senior Secured Notes
Constellium N.V. (Issued March 2016, due 2021)	$425	7.88%	8.94%	360	(9)	14	365	401
Muscle Shoals(C)	$650	8.75%	7.45%	—	—	—	—	635
Senior Unsecured Notes
Constellium N.V. (Issued May 2014, due 2024)	$400	5.75%	6.26%	339	(4)	7	342	377
Constellium N.V. (Issued May 2014, due 2021)	€300	4.63%	5.16%	300	(4)	5	301	298
Constellium N.V. (Issued December 2014, due 2023)	$400	8.00%	8.61%	339	(5)	6	340	387
Constellium N.V. (Issued December 2014, due 2023)	€240	7.00%	7.54%	240	(4)	4	240	244
Constellium N.V. (Issued February 2017, due 2025)(C)	$650	6.63%	7.13%	550	(13)	3	540	—
Other loans (including Finance leases)				88	—	1	89	80

Total Borrowings				2,256	(39)	40	2,257	2,468

Of which non-current							2,156	2,361
Of which current							101	107

Constellium	N.V. Senior Notes are guaranteed by certain subsidiaries.

(A)	On June 21, 2017, Ravenswood and Muscle Shoals terminated their existing respective secured asset-based variable rate revolving credit facilities. The two entities entered into a pan US ABL consisting of a $300 million initial credit facility due 2022 and a $200 million committed accordion, at the company’s option, under certain conditions.
(B)	On April 21, 2017, two French entities entered into a new secured Revolving Credit Facility on inventory for €100 million due 2019.
(C)	On February 16, 2017, Constellium N.V. issued a $650 million principal amount of 6.625% Senior Notes due 2025. Deferred arrangement fees amounted to €14 million on issuance date. The net proceeds of Constellium N.V. Senior Notes were used to repurchase the Muscle Shoals Senior Secured Notes due 2018.

16.2. Movements in borrowings

(in millions of Euros)	At September 30, 2017	At December 31, 2016
At January 1	2,468	2,233
Cash flows
Proceeds from issuance of Senior Notes(A)	610	375
Repayments of Muscle Shoals Senior Notes or PIK Toggle notes(A)(B)	(610)	(148)
Proceeds/(Repayments) from U.S. Revolving Credit Facilities and other loans	7	(69)
Arrangement fees payment	(14)	(12)
Finance lease repayment and others	(10)	(10)
Non-cash changes
Movement in interests accrued or capitalized	4	15
New finance leases	14	16
Deferred arrangement fees and step-up amortization	(10)	(10)
Effects of changes in foreign exchange rates	(202)	78

At end of the period	2,257	2,468

(A)	The proceeds from the Senior Notes issued on February 16, 2017 represented €610 million, converted at the issuance date exchange rate EUR/USD=1.0652. The repurchase of Muscle Shoals Senior Notes was completed on the same day.
(B)	The redemption of PIK Toggle Notes on December 5, 2016 represented €148 million, converted at the redemption date exchange rate EUR/USD=1.0702.

16.3. Currency concentration

The composition of the carrying amounts of total borrowings in Euro equivalents is denominated in the currencies shown below:

(in millions of Euros)	At September 30, 2017	At December 31, 2016
U.S. Dollar	1,665	1,887
Euro	575	575
Other currencies	17	6

Total borrowings	2,257	2,468

16.4. Covenants

The Group was in compliance with all applicable debt covenants at and for nine months ended September 30, 2017 and for the year ended December 31, 2016.

Constellium N.V. Senior Notes

The indentures for our outstanding Senior Notes contain customary terms and conditions, including amongst other things, limitation on incurring or guaranteeing additional indebtedness, on paying dividends, on making other restricted payments, on creating restriction on dividend and other payments to us from certain of our subsidiaries, on incurring certain liens, on selling assets and subsidiary stock, and on merging.

Pan US ABL Facility

This facility contains a fixed charge coverage ratio covenant and EBITDA contribution ratio. Evaluation of compliance is only required if the excess availability falls below 10% of the aggregate revolving loan commitment. It also contains customary affirmative and negative covenants, but no maintenance covenants.

NOTE 17—FINANCIAL INSTRUMENTS

17.1. Financial assets and liabilities by categories

		At September 30, 2017				At December 31, 2016
(in millions of Euros)	Notes	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total	Loans and receivables	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Cash and cash equivalents	9	300	—	—	300	347	—	—	347
Trade receivables and Finance Lease receivables	10	347	—	—	347	253	—	—	253
Other financial assets		77	50	15	142	66	100	—	166

Total financial assets		724	50	15	789	666	100	—	766

		At September 30, 2017				At December 31, 2016
(in millions of Euros)	Notes	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total	At amortized cost	At Fair Value through Profit and loss	At Fair Value through OCI	Total
Trade payables and fixed assets payables	15	743	—	—	743	660	—	—	660
Borrowings	16	2,257	—	—	2,257	2,468	—	—	2,468
Other financial liabilities		—	57	—	57	—	37	27	64

Total financial liabilities		3,000	57	—	3,057	3,128	37	27	3,192

	At September 30, 2017			At December 31, 2016
(in millions of Euros)	Non-current	Current	Total	Non-current	Current	Total
Derivatives	23	42	65	49	51	100
Aluminium and premium future contract	6	23	29	—	6	6
Energy future contract	—	—	—	—	4	4
Other future contract	—	1	1	—	—	—
Currency derivatives contracts	17	17	34	2	11	13
Cross Currency Basis Swaps	—	1	1	47	30	77
Margin Calls	—	3	3	—	—	—
Loans(A)	74	—	74	—	66	66

Other financial assets	97	45	142	49	117	166

Derivatives	37	20	57	30	34	64
Aluminium and premium future contract	1	2	3	4	5	9
Energy future contract	—	—	—	—	—	—
Other future contract	—	1	1	—	2	2
Currency derivatives contracts	5	12	17	26	27	53
Cross Currency Basis Swaps	31	5	36	—	—	—

Other financial liabilities	37	20	57	30	34	64

(A)	Corresponds to a loan facility to Constellium UACJ ABS LLC (See NOTE 14—Investment accounted for under equity method).

17.2. Fair values

All derivatives are presented at fair value in the unaudited interim Consolidated Statement of Financial Position.

The carrying value of the Group’s borrowings at maturity is the redemption value.

The fair value of Constellium N.V. Senior Notes issued in May 2014, December 2014, March 2016 and February 2017 account for respectively 101%, 106%, 106% and 103% of the nominal value and amount respectively to €647 million, €615 million, €382 million and €565 million at September 30, 2017.

The fair values of financial liabilities and trade receivables approximate their carrying values, as a result of their liquidity or short maturity.

17.3. Valuation hierarchy

The following table provides an analysis of derivatives measured at fair value, grouped into levels based on the degree to which the fair value is observable:

•	Level 1 valuation is based on quoted price (unadjusted) in active markets for identical financial instruments, it includes aluminum futures that are traded on the LME;

•	Level 2 valuation is based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. prices) or indirectly (i.e. derived from prices), it includes foreign exchange derivatives;

•	Level 3 valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	At September 30, 2017				At December 31, 2016
(in millions of Euros)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other financial assets—derivatives	29	36	—	65	6	94	—	100
Other financial liabilities—derivatives	1	56	—	57	7	57	—	64

There were no transfers into or out of Level 3 during the periods ended September 30, 2017 and December 31, 2016.

NOTE 18—FINANCIAL RISK MANAGEMENT

The unaudited condensed interim Consolidated Financial Statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Constellium Consolidated Financial Statements for the year ended December 31, 2016. There has been no material change in financial risk factors and risk management policies since December 31, 2016.

18.1. Market risk

In 2016, the Group agreed with a major customer for the sale of fabricated metal products in U.S. Dollars to be supplied from a Euro functional currency entity. In line with its hedging policy, the Group entered into significant foreign exchange derivatives which match related highly probable future conversion sales by selling U.S. Dollars against Euros. At September 30, 2017 the total nominal amount of derivatives designated for hedge accounting stands at €429 million with maturity 2017-2022.

The table below details the impact of foreign currency derivatives designated for hedge accounting:

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Included in Revenue
Realized and unrealized gain on foreign currency derivatives—net	1	—	—	—
Included in Other gains and losses
Net gain/(loss) for ineffective portion of derivatives	—	—	—	—
Included in Other comprehensive Income/loss
Unrealized gain/(loss) on foreign currency derivatives—net	14	4	42	(2)
Loss reclassified from Cash flow hedge reserve to profit and loss	(1)	—	—	—

18.2. Liquidity risk management

The liquidity requirements of the overall Company are funded by drawing on available credit facilities, while the internal management of liquidity is optimized by means of cash pooling agreements and/or intercompany loans and deposits between the Company’s operating entities and central Treasury.

At September 30, 2017, the borrowing base for the pan US ABL facility amounts to $224 million and €71 million for the French entities inventory credit facility. After deduction of amount drawn and letters of credit, the Group had €213 million outstanding availability under these secured revolving credit facilities at September 30, 2017.

At September 30, 2017, liquidity was €557 million, comprised of €300 million of cash and cash equivalents and €257 million of available undrawn facilities (including the €213 million described above).

NOTE 19—PENSIONS AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

19.1. Main events

In January 2017, our Swiss pension plan was amended and the conversion rates used to convert participants’ account balances into a pension annuity at retirement were reduced. This plan amendment resulted in a €12 million decrease in the defined benefit obligation, which was recognized as negative past service cost.

Additionally, the Group implemented certain plan amendments that had the effect of freezing pension plan benefits or increasing benefit for employees elected to voluntary early retirement incentive program as well as removing certain retiree medical and life insurance benefits for active salaried employees of Constellium Rolled Products Ravenswood. These plan amendments resulted in a €8 million decrease in the defined benefit obligation, which was recognized as negative past service cost.

19.2. Actuarial assumptions

Pension and other post-employment benefit obligations were updated based on the discount rates applicable at September 30, 2017.

	At September 30, 2017	At December 31, 2016
Switzerland	0.70%	0.60%
United States
Hourly pension	3.90%—3.95%	4.30%—4.35%
Salaried pension	3.95%	4.45%
OPEB	3.85%—4.10%	4.20%—4.60%
Other benefits	3.70%—3.85%	4.05%—4.20%
France
Retirements	1.80%	1.60%
Other benefits	1.40%	1.30%
Germany	1.85%	1.65%

19.3. Amounts recognized in the unaudited interim Consolidated Statement of Financial Position

	At September 30, 2017			At December 31, 2016
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Present value of funded obligation	663	—	663	721	—	721
Fair value of plan assets	(384)	—	(384)	(391)	—	(391)

Deficit of funded plans	279	—	279	330	—	330
Present value of unfunded obligation	133	249	382	132	273	405

Net liability arising from defined benefit obligation	412	249	661	462	273	735

19.4. Amounts recognized in the unaudited interim Consolidated Income Statement

	Three months ended September 30, 2017			Three months ended September 30, 2016
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(4)	(1)	(5)	(5)	(1)	(6)
Past service cost	(2)	—	(2)	—	—	—
Net interest	(2)	(3)	(5)	(3)	(2)	(5)
Immediate recognition of gains/(losses) arising over the period	—	—	—	—	(3)	(3)
Administrative expenses	(1)	—	(1)	(1)	—	(1)

Total	(9)	(4)	(13)	(9)	(6)	(15)

	Nine months ended September 30, 2017			Nine months ended September 30, 2016
(in millions of Euros)	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Service cost
Current service cost	(13)	(5)	(18)	(15)	(4)	(19)
Past service cost	16	4	20	—	—	—
Net interest	(6)	(8)	(14)	(8)	(7)	(15)
Immediate recognition of gains/(losses) arising over the period	—	—	—	—	(3)	(3)
Administrative expenses	(2)	—	(2)	(2)	—	(2)

Total	(5)	(9)	(14)	(25)	(14)	(39)

19.5. Movement in net defined benefit obligations

	At September 30, 2017
	Defined benefit obligations			Plan Assets	Net defined benefit liability
(In millions of Euros)	Pension benefits	Other benefits	Total
At January 1, 2017	853	273	1,126	(391)	735

Included in the Consolidated Income Statement
Current service cost	13	5	18	—	18
Interest cost/(income)	13	8	21	(7)	14
Immediate recognition of gains/(losses) arising over the year	—	—	—	—	—
Past service cost	(16)	(4)	(20)	—	(20)
Administration expenses	—	—	—	2	2

Included in the Statement of Comprehensive Income/(Loss)
Remeasurements due to:
—Actual return less interest on plan assets	—	—	—	(27)	(27)
—Changes in financial assumptions	7	7	14	—	14
Effects of changes in foreign exchange rates	(49)	(27)	(76)	34	(42)

Included in the Consolidated Statement of Cash Flows
Benefits paid	(28)	(13)	(41)	24	(17)
Contributions by the Group	—	—	—	(16)	(16)
Contributions by the employees	3	—	3	(3)	—

At September 30, 2017	796	249	1 045	(384)	661

19.6. Net defined benefit obligations by country

	At September 30, 2017			At December 31, 2016
(in millions of Euros)	Defined benefit obligations	Plan assets	Net defined benefit liability	Defined benefit obligations	Plan assets	Net defined benefit liability
France	145	—	145	144	—	144
Germany	140	(1)	139	147	(1)	146
Switzerland	252	(178)	74	284	(181)	103
United States	507	(205)	302	550	(209)	341
Other countries	1	—	1	1	—	1

Total	1,045	(384)	661	1,126	(391)	735

NOTE 20—PROVISIONS

(in millions of Euros)	Close down and environmental restoration costs	Restructuring costs	Legal claims and other costs	Total
At January 1, 2017	88	5	56	149
Allowance	1	1	6	8
Amounts used	(2)	(2)	(1)	(5)
Unused amounts reversed	—	—	(3)	(3)
Unwinding of discounts	(1)	—	—	(1)
Effects of changes in foreign exchange rates	(6)	—	(1)	(7)

At September 30, 2017	80	4	57	141

Current	4	2	33	39
Non-Current	76	2	24	102

Total provisions	80	4	57	141

Legal claims and other costs

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Maintenance and customer related provisions	15	14
Litigation	35	35
Disease claims	3	4
Other	4	3

Total provisions for legal claims and other costs	57	56

NOTE 21—SHARE CAPITAL

At September 30, 2017, authorized share capital amounts to €8 million and is divided into 400,000,000 Class A ordinary shares, each with a nominal value of €0.02. All shares, except for the ones held by Constellium N.V., have the right to one vote.

	Number of shares	In millions of Euros
		Share capital	Share premium
At January 1, 2017	105,581,673	2	162
New shares issued(A)	153,950	—	—

At September 30, 2017(B)	105,735,623	2	162

(A)	Constellium N.V. issued and granted 100,000 Class A ordinary shares to certain employees and 53,950 Class A ordinary shares to its Board members. (See NOTE—22 Share-Based Compensation).
(B)	Constellium N.V. holds 35,189 Class A ordinary shares at September 30, 2017.

NOTE 22—SHARE-BASED COMPENSATION

Description of the plans

Performance-Based Restricted Stock Units (equity-settled)

In July 2017, the Company granted Restricted Stock Units (RSUs) and Performance Share Units (PSUs) to selected employees. These units will vest after three years from the grant date if the following conditions are met:

•	A vesting condition under which the beneficiaries must be continuously employed by the Company through the end of the vesting period (3 years), and

•	In respect of the PSUs, a performance condition, depending on the Total Stockholder Return (TSR) performance of Constellium share over the vesting period compared to the TSR of specified indices. Performance Shares Units will ultimately vest based on vesting multiplier in a range from 0 to 2.

The fair value of the RSUs awarded is the quoted market price of Constellium shares at grant date.

The following table lists the inputs to the model used for the PSUs granted in July 2017:

Fair value at grant date (in Euros)	11.52
Share price at grant date (in Euros)	7.50
Dividend yield	—
Expected volatility	75%
Risk-free interest rate (U.S. government bond yield)	1.51%
Model used	Monte Carlo

Expense recognized during the year

In accordance with IFRS 2, share based compensation is recognized as expense over the vesting period. The estimate of this expense is based upon the fair value of a Class A potential ordinary share at the grant date. The total expense related to the potential ordinary shares for the nine months ended September 30, 2017 and 2016 amounted to €6 million and €5 million respectively.

Movement of potential shares

The following table illustrates the number and movements in shares during the year:

	Performance Share Units (PSUs)	Restricted Stock Units (RSUs)	Equity Award Plans (RSUs)
At January 1, 2017	2,066,835	479,500	94,881
Granted(A)	886,619	697,342	54,409
Over performance(B)	89,082	—	—
Vested	—	(100,000)	(53,950)
Forfeited(C)	(212,801)	(96,558)	—

At September 30, 2017	2,829,735	980,284	95,340

(A)	For PSUs, the number of potential shares granted is presented using a vesting multiplier of 1.
(B)	When the achievement of TSR performance exceeds the vesting multiplier of 1, the additional potential shares are presented as over performance shares.
(C)	For potential shares related to PSUs, 134,134 were forfeited following the departure of certain beneficiaries and 78,667 were forfeited in relation to the non-fulfilment of performance conditions.

NOTE 23—SUBSEQUENT EVENTS

No subsequent events were identified.

PROSPECTUS

Class A Ordinary Shares

Constellium N.V.

(Incorporated in the Netherlands)

Constellium N.V. may from time to time offer to sell shares of our Class A ordinary shares, nominal value €0.02 per share, which we refer to as the “shares,” the “Class A ordinary shares” or the “ordinary shares.” Our ordinary shares are listed on the New York Stock Exchange and Euronext in Paris under the symbol “CSTM.”

From the date of this prospectus, we may offer the ordinary shares from time to time in amounts, at prices and on terms determined by market conditions at the time of the offering. We may sell or otherwise transfer the ordinary shares directly or alternatively through underwriters, broker-dealers or agents we select. If we use underwriters, broker-dealers or agents to sell or transfer the ordinary shares, we will name them and describe their compensation in a prospectus supplement. For more information regarding the sales or transfers of ordinary shares pursuant to this prospectus, please read “Plan of Distribution.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our ordinary shares involves risks. Please carefully consider the “Risk Factors” in “Item 3. Key Information—Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus and the “Risk Factors” section in any applicable prospectus supplement, for a discussion of the factors you should consider carefully before deciding to purchase these securities.

The date of this prospectus is October 30, 2017.

This prospectus is part of a shelf registration statement that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell or otherwise transfer the ordinary shares described in this prospectus and in an accompanying prospectus supplement, if required, in one or more offerings.

This prospectus provides you with a general description of the ordinary shares we may offer. Each time we sell our ordinary shares using this prospectus, if and to the extent necessary, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the number or amount of shares being offered, the manner of distribution, the identity of any underwriters or other counterparties and other specific material terms related to the offering. Such prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any statement made in an accompanying prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We do not take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We have not authorized any other person to provide you with different or additional information and are not making an offer to sell or transfer the ordinary shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of the prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside of the United States, we have not done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to the offering and the distribution of this prospectus outside of the United States.

MARKET AND INDUSTRY DATA

This registration statement includes estimates of market share and industry data and forecasts that we have obtained from industry publications, surveys and forecasts, as well as from internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, this registration statement includes market share and industry data that we have prepared primarily based on our knowledge of the industry in which we operate. Statements as to our market position relative to our competitors are based on volume (by metric tons) for the twelve months ended December 31, 2016, and unless otherwise noted, internal analysis and estimates may not have been verified by independent sources. We do not believe that our market position relative to our competitors in 2017 is considerably different from 2016. Our estimates, forecasts, and projections, in particular as they relate to market share and our general expectations, are subject to various assumptions, which may prove to be inaccurate, involve risks and uncertainties, and are subject to change based on various factors, including those discussed in “Item 3. Key Information—Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus.

All information regarding our market and industry is based on the latest data currently available to us, which in some cases may be several years old. In addition, some of the data and forecasts that we have obtained from industry publications and surveys and/or internal company sources are provided in foreign currencies.

TRADEMARKS

We have proprietary rights to trademarks used in the information incorporated by references into this prospectus, which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in the information incorporated by reference in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

THE COMPANY

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the Alcan Engineered Aluminum Products business unit (the “AEP Business”), which Constellium acquired from affiliates of Rio Tinto on January 4, 2011 (the “Acquisition”). On May 21, 2013, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. Any references to Dutch law and the Amended and Restated Articles of Association are references to Dutch law and the articles of association of the Company as applicable following the conversion. On May 29, 2013, we completed our initial public offering. The articles of association of the Company were last amended and restated on August 18, 2015.

References to the Wise Acquisition refer to our January 5, 2015 acquisition of Wise Metals Intermediate Holdings LLC and its subsidiaries, which companies we refer to collectively as “Wise.”

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543, and its telephone number is (518) 433-4740.

THE OFFERING AND THIS PROSPECTUS

Under this prospectus, we may offer and sell to the public ordinary shares in one or more series or issuances from time to time. This prospectus is part of a registration statement that we filed with the SEC utilizing a “shelf” registration process. Under this shelf process, we may sell from time to time any combination of the ordinary shares described in this prospectus in one or more offerings. This prospectus provides you with a general description of the ordinary shares we may offer. When we sell ordinary shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information” and “Incorporation Of Certain Documents By Reference.”

RISK FACTORS

Before making a decision to invest in our ordinary shares, you should carefully consider the risks described under “Risk Factors” in any prospectus supplement, if required, and in our most recent Annual Report on Form 20-F, and in any updates to those risk factors in our reports on Form 6-K incorporated herein or in any prospectus supplement, together with all of the other information appearing or incorporated by reference in this prospectus and any prospectus supplement, in light of your particular investment objectives and financial circumstances.

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in it by reference contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this prospectus and the documents incorporated in it by reference.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under “Item 3. Key Information—D. Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus, including, without limitation, with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements in this prospectus and the documents incorporated in it by reference, and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	the highly competitive nature of the metals industry and the risk that aluminium will become less competitive compared to alternative materials;

•	the substantial capital investment requirements of our business;

•	unplanned business interruptions and equipment failure;

•	our ability to manage our labor costs and labor relations;

•	the risk associated with dependency on a limited number of customers for a substantial portion of our sales;

•	the risk associated with consolidation among our customers;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our aluminium supply;

•	the volatility of aluminium prices;

•	our inability to adequately mitigate the costs of price increases of our raw materials;

•	the volatility of energy prices;

•	adverse changes in currency exchange rates;

•	our inability to execute an effective hedging policy;

•	a deterioration in our financial position or a downgrade of our ratings by a credit rating agency, which could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships;

•	our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures;

•	our ability to attract and retain certain members of our management team;

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

•	reduced customer demand in our can end-market resulting from higher consumer focus on obesity and other health concerns;

•	insufficient or inflexible production capacity;

•	risks associated with our resources and product and geographic diversity relative to those of our competitors;

•	reductions in demand for our products;

•	our joint venture with UACJ in Body-in-White/auto body sheet products in the United States may not generate the expected returns and we may be unable to execute on our strategy with respect to the joint venture;

•	inability to develop or implement technology initiatives and other strategic investments in a timely manner;

•	failures of our information systems or protection thereof;

•	disruptive upgrades to our information technology infrastructure;

•	the risks associated with renegotiation of labor contracts;

•	the risks associated with any restructuring efforts;

•	ongoing uncertainty in a deterioration of the global economy due to political, regulatory or other developments;

•	the effects on our business of disruptions in European economies;

•	the risks associated with our international operations;

•	the impact of regulations with respect to carbon dioxide emissions on our business;

•	restrictive covenants and other terms of our indebtedness that could restrict our operations;

•	our exposure to variable interest rate risk through our present or future indebtedness;

•	losses or increased funding and expenses related to our pensions, other post-employment benefits and other long-term employee benefits plans;

•	failure to adequately protect proprietary rights to our technology;

•	risks associated with litigation involving our intellectual property;

•	costs or liabilities associated with environmental, health and safety matters;

•	the effects of potential changes in laws and government regulations;

•	costs associated with product liability claims against us;

•	unknown or unanticipated issues, expenses, and liabilities as a result of the Wise Acquisition;

•	risks of injury or death in our business operations;

•	risk of carrying inadequate insurance;

•	changes in income tax rates, income tax laws and additional income tax liabilities;

•	risk that historical financial information in this annual report is not representative of our future results;

•	failure to adequately maintain our financial reporting and internal controls;

•	risks associated with losing our status as a foreign private issuer; and

•	the other factors presented under “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 as filed with the SEC on March 21, 2017.

We caution you that the foregoing list may not contain all of the factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus and the documents incorporated in it by reference may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

Unless we state differently in the applicable prospectus supplement, we expect to use the net proceeds we receive from the sale of the ordinary shares offered by us pursuant to this prospectus and any applicable prospectus supplement for general corporate purposes. We will not receive proceeds from the sale of ordinary shares by persons other than us except as may otherwise be stated in any applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

This section of the prospectus includes a description of the material terms of our Amended and Restated Articles of Association as of the date of this prospectus and of specific provisions of the Book 2 of the Dutch Civil Code (Boek 2 van het Nederlands Burgerlijk Wetboek), which governs the rights of holders of our Class A ordinary shares, which we refer to as the “Dutch Civil Code.” The following description is intended as a summary only and is qualified in its entirety by reference to the complete text of our Amended and Restated Articles of Association, which is attached as an exhibit our most recent Annual Report on Form 20-F, which is incorporated by reference in the registration statement of which this prospectus is a part. We urge you to read the full text of that exhibit.

Outstanding Capital Stock

Pursuant to our Amended and Restated Articles of Association, our authorized share capital amounts to €8,000,000 consisting of 400,000,000 Class A ordinary shares, each with a nominal value of €0.02.

As of October 1, 2017, the Company’s issued and paid-up share capital amounted to € 2,111,633.46 consisting of 105,735,623 Class A ordinary shares, each with a nominal value of €0.02.

Each of the Class A ordinary shares has one vote.

Our Amended and Restated Articles of Association and Dutch law provide that so long as shares are held by the Company, they will have no voting rights and no right to profits.

Pursuant to our Amended and Restated Articles of Association, upon liquidation of Constellium, the balance remaining after payment of the debts of the dissolved Company shall be transferred to the holders of Class A ordinary shares in proportion to the aggregate nominal value of the Class A ordinary shares held by each shareholder.

A shareholder, by reason only of its holdings in Constellium, will not become personally liable for legal acts (rechtshandelingen) performed in the name of Constellium and will not be obliged to contribute to losses of Constellium in excess of the amount which must be paid up on the shares issued to it.

Form of Shares

Pursuant to our Amended and Restated Articles of Association, our Class A ordinary shares are available in the form of an entry in the share register without issuance of a share certificate. All of our Class A ordinary shares are registered in a register maintained by us and on our behalf by our transfer agent. Our Class A ordinary shares are freely transferable except as otherwise restricted under U.S. or other applicable securities laws.

Issuance of Ordinary Shares

We may issue Class A ordinary shares subject to the maximum amounts prescribed by our authorized share capital contained in our Amended and Restated Articles of Association. Our board of directors has the power to issue Class A ordinary shares if and to the extent that the general meeting of shareholders has delegated such authority to the board of directors. A delegation of authority to the board of directors to issue Class A ordinary shares remains effective for the period specified by the general meeting of shareholders and may be up to five years from the date of delegation. The general meeting of shareholders may renew this delegation annually. Without this delegation, only our shareholders acting at a general meeting of shareholders have the power to authorize the issuance of Class A ordinary shares.

On May 22, 2013, the general meeting of shareholders adopted a resolution pursuant to which our board of directors is authorized to issue Class A ordinary shares for a period of five years from May 22, 2013 up to a maximum of the amount of shares included in the authorized share capital as it will read from time to time.

Any increase in the number of authorized shares would require the approval of an amendment to our Amended and Restated Articles of Association in order to effectuate such increase. To be effective, any such amendment would need to be proposed by the board of directors and adopted by the shareholders at a general meeting by a majority vote.

During the three years prior to the date of this registration statement, we have made the following issuances of share capital:

•	We have issued an aggregate of 816,677 Class A ordinary shares in connection with awards under our 2013 Equity Incentive Plan through September 30, 2017; and

•	We adopted a new long-term incentive program under our 2013 Equity Incentive Plan effective as of July 31, 2017 pursuant to which we granted certain employees (1) restricted stock unit awards that generally vest on the third anniversary of the date of grant, subject to continued employment through such anniversary and to accelerated vesting in the event of the employee’s death, disability, or retirement or upon certain change of control transactions; and (2) performance share units awards that generally vest on the third anniversary of the date of grant, subject to the satisfaction of specified performance criteria related to relative total stockholder return metrics and continued employment through such anniversary, and to accelerated vesting in the event of the employee’s death, disability, or retirement, or upon certain change of control transactions. Since the adoption of the modified program, we have granted awards for up to 1.58 million ordinary shares (assuming applicable criteria are satisfied at the target level).

Preemptive Rights

Each holder of Class A ordinary shares has a preemptive right to subscribe for ordinary shares that we issue for cash, unless the general meeting of shareholders, or its delegate, limits or excludes this right. Furthermore, no preemptive rights exist with respect to Class A ordinary shares issued (i) for consideration other than cash, (ii) to our employees or the employees of our group of companies, or (iii) to a party exercising a previously obtained right to acquire shares.

The right of our shareholders to subscribe for shares pursuant to this preemptive right may be excluded or limited by the general meeting of shareholders. If the general meeting of shareholders delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or exclude the preemptive rights of shareholders. Such a delegation requires the approval of at least two-thirds of the votes cast by shareholders at a general meeting of shareholders where less than half of the issued share capital is represented or a majority of the votes cast at the general meeting of shareholders where more than half of the share capital is represented. Designations of authority to the board of directors may remain in effect for up to five years and may be renewed for additional periods of up to five years.

On May 22, 2013, the general meeting of shareholders adopted a resolution pursuant to which our board of directors is authorized to limit or exclude the preemptive rights of holders of ordinary shares for a period of five years from the date of such resolution.

Repurchases of Our Shares

We may acquire our shares, subject to applicable provisions of Dutch law and our Amended and Restated Articles of Association, to the extent that:

•	our shareholders’ equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (i) our share capital account plus (ii) any reserves required to be maintained by Dutch law or our Amended and Restated Articles of Association; and

•	after the acquisition of shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Our board of directors may repurchase shares only if our shareholders have authorized the board of directors to do so.

On June 15, 2017 the general meeting of shareholders adopted a resolution pursuant to which our Board is authorized until December 15, 2018 to repurchase shares in the capital of the Company by agreement, including private transactions and transactions effected through a stock exchange for a maximum of 10% of the issued share capital at a share price of:

i)	at least the nominal value; and

ii)	at a maximum equal to the greater of 110% of the market price of the shares on the NYSE and 110% of the market price of the shares on Euronext Paris with the market price deemed to be the average of: the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of repurchase.

As of September 30, 2017, the Company held 35,189 Class A ordinary shares in its own capital.

Capital Reductions; Cancellation

Upon a proposal of the board of directors, at a general meeting, our shareholders may vote to reduce our issued share capital by (i) cancelling shares or (ii) by reducing the nominal value of the shares by amendment to our Amended and Restated Articles of Association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares can only relate to shares held in treasury by the company. In order to be approved, a resolution to reduce the capital requires approval of a majority of the votes cast at a general meeting of shareholders if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the general meeting of shareholders if less than half of the issued capital is represented at the general meeting of shareholders.

A reduction in the number of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on all shares. A resolution to reduce capital requires notice to our creditors, who have a right to object to a reduction in capital under specified circumstances.

General Meetings of Shareholders

Each shareholder has a right to attend general meetings, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our Amended and Restated Articles of Association. We must hold at least one general meeting of shareholders each year. This meeting must be convened at one of four specified locations in the Netherlands (Amsterdam, Rotterdam, the Hague and Haarlemmermeer (Schiphol)) within six months after the end of our fiscal year. Our board of directors may convene additional general meetings of shareholders as often as they deem necessary. Pursuant to Dutch law, one or more shareholders representing at least 10 percent of our issued share capital may request the Dutch courts to order that a general meeting of shareholders be held if our board of directors has not met the request of such shareholders to convene a general meeting of shareholders. Dutch law does not restrict the rights of holders of Class A ordinary shares who do not reside in the Netherlands from holding or voting their shares.

We will give notice of each meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with applicable stock exchange and SEC requirements. We will give notice at least 42 calendar days prior to a general meeting of shareholders and we are required to publish the following information on our website, and leave such information available on our website for a period of at least one year: (i) the notice convening the general meeting of shareholders, including the place and time of the meeting, the agenda for the meeting and the right to attend the meeting, (ii) any documents to be submitted to the general meeting of shareholders, (iii) any proposals with respect to resolutions to be adopted by the general meeting of shareholders or, if no proposal will be submitted to the general meeting of shareholders, an explanation by the board with respect to the items on the agenda, (iv) to the extent applicable, any draft resolutions with respect to items on the agenda proposed by a shareholder, (v) to the extent applicable, a format proxy statement and a form to exercise voting rights in writing and (vi) the total number of outstanding shares and voting rights in our capital on the date of the notice convening the general meeting of shareholders.

Pursuant to Dutch law, shareholders representing at least 3% of the issued share capital have the right to request the inclusion of additional items on the agenda of shareholder meetings, provided that such request is received by us no later than 60 days before the day the relevant shareholder meeting is held and such request is not contrary to a significant interest of ours. Our board of directors may decide that shareholders are entitled to participate in, to address and to vote in the general meeting of shareholders by way of an electronic means of communication, in person or by proxy, provided the shareholder may by the electronic means of communication be identified, directly take notice of the discussion in the meeting and participate in the deliberations. Our board of directors may adopt a resolution containing conditions for the use of electronic means of communication in writing. If our board of directors has adopted such regulations, they will be disclosed with the notice of the meeting as provided to shareholders.

The board shall determine a record date (registratiedatum) of 28 calendar days prior to a general meeting of shareholders to establish which shareholders are entitled to attend and vote in the general meeting of shareholders. If and to the extent that the total number of outstanding shares and voting rights in our capital are changed on the record date, we have to publish on our website on the first business day following the record date such total number of outstanding shares and voting rights on the record date.

At least within 15 calendar days after the general meeting of shareholders we are required to publish the established voting results for each resolution on our website.

Voting Rights

Each share is entitled to one vote. Voting rights may be exercised by registered shareholders or by a duly appointed proxy of a registered shareholder, which proxy need not be a shareholder. Our Amended and Restated Articles of Association do not limit the number of registered shares that may be voted by a single shareholder. Treasury shares, whether owned by us or one of our majority-owned subsidiaries, will not be entitled to a vote at general meetings of shareholders. Resolutions of the general meeting of shareholders are adopted by a simple majority of votes cast, except where Dutch law or our Amended and Restated Articles of Association provide for a special majority. No shareholder has the right of cumulative voting under Dutch law or our Amended and Restated Articles of Association.

Our Amended and Restated Articles of Association and Dutch law provide that decisions of our board of directors involving a significant change in our identity or character are subject to the approval of the general meeting of shareholders. Such changes include:

•	the transfer of all or substantially all of our business to a third party;

•	the entry into or termination of a longstanding joint venture by us or by any of our subsidiaries with another legal entity or company, or of our position as a fully liable partner in a limited partnership or a general partnership if the joint venture is of a major significance to us; or

•	the acquisition or disposal, by us or any of our subsidiaries, of a participating interest in the capital of a company valued at one-third or more of our assets according to our most recently adopted consolidated annual balance sheet with explanatory notes thereto.

Matters requiring a majority of at least two-thirds of the votes cast, which majority votes also represent more than 50% of our issued share capital include, among others:

•	a resolution to cancel a binding nomination for the appointment of members of the board of directors;

•	a resolution to appoint members of the board of directors, if the board of directors fails to exercise its right to submit a binding nomination, or if the binding nomination is set aside; and

•	a resolution to dismiss or suspend members of the board of directors other than pursuant to a proposal by the board of directors.

Matters requiring a majority of at least two-thirds of the votes cast, if less than 50% of our issued share capital is represented include, among others:

•	a resolution of the general meeting of shareholders regarding restricting and excluding preemptive rights, or decisions to designate the board of directors as the body authorized to exclude or restrict pre-emptive rights; and

•	a resolution of the general meeting of shareholders to reduce our outstanding share capital.

Anti-takeover Provisions

Under Dutch law, protective measures against takeovers are possible and permissible, within the boundaries set by Dutch law and Dutch case law. See “Risk Factors—Provisions of our organizational documents and applicable law may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their Class A ordinary shares or to make changes in our board of directors.”

Adoption of Annual Accounts and Discharge of Management Liability

We are required to publish our annual accounts within four months after the end of each financial year and our half-yearly figures within three months after the end of the first six months of each financial year. Within five calendar days after adoption of our annual accounts, we are required to submit our adopted annual accounts to the Netherlands Authority for the Financial Markets, or AFM.

The annual accounts must be accompanied by an auditor’s certificate, an annual report and certain other mandatory information and must be made available for inspection by our shareholders at our offices within the same period. Under Dutch law, our shareholders must approve the appointment and removal of our independent auditors, as referred to in Article 2:393 Dutch Civil Code, to audit the annual accounts. The annual accounts are adopted by our shareholders at the general meeting of shareholders and will be prepared in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

The adoption of the annual accounts by our shareholders does not release the members of our board of directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders’ resolution.

Our financial reporting is subject to the supervision of the AFM. The AFM will review the content of the financial reports and has the authority to approach us with requests for information in case on the basis of publicly available information it has reasonable doubts as to the integrity of our financial reporting.

Management Indemnification

Our Amended and Restated Articles of Association provide that we will indemnify our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. In addition, we enter into indemnification agreements with our directors and officers.

Dividends

Our Amended and Restated Articles of Association provide that dividends may only be paid out of profit as shown in the adopted annual accounts. We will have the ability to make distributions to shareholders and other persons entitled to distributable profits only to the extent that our equity exceeds the sum of the paid and called-up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of Dutch law or our Amended and Restated Articles of Association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. Interim dividends may be declared by our board of directors as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the issued and paid-up capital plus required legal reserves as described herein before as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. Should it be determined after adoption of the annual accounts with respect to the relevant financial year that the distribution was not permissible, the Company may reclaim the paid interim dividends as unduly paid. Further, our board of directors may resolve to make a distribution at the expense of any reserve of the Company. Distributions in cash that have not been collected within five years and one day after they have become due and payable will revert to us. We may not make any distribution of profits on shares that we hold. Our board of directors will determine whether and how much of the remaining profit they will reserve and the manner and date of such distribution and will notify shareholders thereof.

All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements, such as those included in this prospectus. Our statutory accounts have to date been prepared under EU IFRS and are deposited with the trade register of the Chamber of Commerce in the Netherlands.

Liquidation Rights and Dissolution

Under our Amended and Restated Articles of Association, we may be dissolved by a resolution of the general meeting of shareholders, subject to a proposal by the board of directors.

In the event of a dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses are to be distributed to shareholders in proportion to the aggregate nominal amount of shares held by each shareholder. All distributions referred to in this paragraph will be made in accordance with the relevant provisions of the laws of the Netherlands.

Limitations on Non-residents and Exchange Controls

There are no limits under the laws of the Netherlands or in our Amended and Restated Articles of Association on non-residents of the Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of the Netherlands on the conduct of our operations or affecting the remittance of dividends.

Netherlands Squeeze-Out Proceedings

Pursuant to Section 2:92a of the Dutch Civil Code, a shareholder who for its own account holds at least 95% of our issued capital may institute proceedings against our other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber of the Amsterdam Court of Appeal becomes irrevocable, the person acquiring the shares will give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to him, he will also publish the same in a newspaper with a national circulation.

Registrar and Transfer Agent

A register of holders of the ordinary shares is maintained by us at our offices in the Netherlands, and a branch register is maintained in the United States by Computershare Trust Company, N.A., which is serving as branch registrar and transfer agent.

Dutch Corporate Governance Code

Since we are a public company and listed our ordinary shares on Euronext Paris, a regulated market, we are subject to the Dutch Corporate Governance Code (the “Dutch Code”). The Dutch Code, as amended, became effective on January 1, 2017, and applies to all Dutch companies listed on any government-recognized stock exchange , whether in the Netherlands or elsewhere.

The Dutch Code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual report filed in the Netherlands whether or not they are complying with the various rules of the Dutch Code that are addressed to the board of directors or, if any, the supervisory board of the company and, if they do not apply those provisions, to give the reasons for such non-application. The Dutch Code contains principles and best practice provisions for managing boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards.

We acknowledge the importance of good corporate governance. The Board agrees with the general approach and with the majority of the provisions of the Dutch Code. However, considering our interests and the interest of our stakeholders, at this stage, there are a limited number of best practice provisions we do not apply either because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that apply to us, or because such provisions do not reflect best practices of global companies listed on the NYSE.

The best practice provisions we do not apply include the following:

Remuneration (Principles 3.1 up to 3.4 and associated best practice provisions).

We believe that our remuneration policy is clear and understandable and helps to focus directors, officers and other employees and consultants on business performance that creates long-term value for the Company and its affiliated business, to encourage innovative approaches to the business of the Company and to encourage ownership of our shares by directors, officers and other employees and consultants. Certain aspects of our remuneration policy may deviate from the Dutch Code to comply with applicable NYSE and SEC rules.

Conflicts of interest and related party transactions (Principle 2.7 and associated best practice provisions).

We have a policy on conflicts of interests and related party transactions. The policy provides that the determination of whether a conflict of interest exists will be made in accordance with Dutch law and on a case-by-case basis. We believe that it is not in the interest of the Company to provide for deemed conflicts of interests.

The chairman of the board may not also be or have been an executive board member (Best practice provision 5.1.3).

Mr. Evans has served as our Chairman since December 2012. Mr. Evans also served as our interim chief executive officer from December 2011 until the appointment of our former CEO Mr. Pierre Vareille in March 2012. We believe the deviation from the Dutch Code is justified considering the short interim period during which Mr. Evans acted as Executive Director.

The vice-chairman of the board shall deputize for the chairman when the occasion arises. By way of addition to best practice provision 2.2.6 and 2.2.7, the vice-chairman shall act as contact for individual board members concerning the functioning of the chairman of the board (Best practice provisions 2.3.7 and 2.4.3).

We intend to comply with certain corporate governance requirements of the NYSE in lieu of the Dutch Code. Under the corporate governance requirements of the NYSE, we are not required to appoint a Vice-Chairman. If the chairman of our Board is absent, the directors that are present will elect a Non-Executive Director to chair the meeting.

The terms of reference of the board shall contain rules on dealing with conflicts of interest and potential conflicts of interest between board members and the external auditor on the one hand and the company on the other. The terms of reference shall also stipulate which transactions require the approval of the non-executive board members. The company shall draw up regulations governing ownership of and transactions in securities by board members, other than securities issued by their “own” company (Best practice provision 2.7.2).

We believe that directors should not be further limited by internal regulations in addition to the rules and restrictions under applicable securities laws.

The company shall formulate an “outline policy on bilateral contacts,” as described in the Dutch Code, with the shareholders and publish this policy on its website (Best practice provision 4.2.2).

We will not formulate an “outline policy on bilateral contacts” with the shareholders. We will comply with applicable NYSE and SEC rules and the relevant provisions of applicable law with respect to contacts with our shareholders. We believe that all contacts with our shareholders should be assessed on a case-by-case basis.

A person may be appointed as non-executive member of the board for a period of four years and may then be reappointed once for another four-year period. The non-executive board member may then subsequently be reappointed again for a period of two years, which appointment may be extended by at most two years. In the event of a reappointment after an eight-year period, reasons should be given in the report of the board. In any appointment or reappointment, the profile referred to in best practice provision 2.1.1 should be observed (Best practice provision 2.2.2).

Messrs. Guy Maugis and Werner Paschke were each re-appointed as Non-Executive Directors for a period of two (2) years, effective from June 15, 2017.

Mr. Michiel Brandjes, Mr. Philippe Guillemot, Mr. John Ormerod, Ms. Lori Walker, and Ms. Brooks were each reappointed as Non-Executive Directors for a period of one (1) year, effective from June 15, 2017.

Mr. Nicolas Manardo was appointed as a Non-Executive Board Member for a period of one (1) year, effective from June 15, 2017.

This deviation gives the shareholders the possibility to already vote on a possible re-appointment after one or two years, respectively. Since we are a relatively recent public company the maximum term is not an issue at this point.

Pursuant to best practice provision 2.2.4 , the board should ensure that the company has a sound plan in place for the succession of board members that is aimed at retaining the balance in the requisite expertise, experience and diversity. Due regard should be given to the profile referred to in best practice provision 2.1.1 in drawing up the plan for non-executive board members. The non-executive board members should also draw up a retirement schedule in order to avoid, as much as possible, non-executive board members retiring simultaneously. The retirement schedule should be published on the company’s website.

As we are a relatively recent public company and (most) of our Non-Executive Directors are (re-) appointed for one year, we currently do not have a retirement schedule. Although there is no plan in place for the succession of members of the Board, the Company shall determine each year how the balance in the requisite expertise, experience and diversity can be retained.

Pursuant to best practice provision 4.3.3, a general meeting of shareholders may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the management board or the supervisory board and/or a resolution to dismiss a member of the management board or of the supervisory board by an absolute majority of the votes cast. It may be provided that this majority should represent a given proportion of the issued capital, which proportion may not exceed one-third. If this proportion of the capital is not represented at the meeting, but an absolute majority of the votes cast is in favor of a resolution to cancel the binding nature of the nomination, or to dismiss a board member, a new meeting may be convened at which the resolution may be passed by an absolute majority of the votes cast, regardless of the proportion of the capital represented at the meeting.

Our Amended and Restated Articles of Association currently provide that the General Meeting may at all times overrule a binding nomination pursuant to a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents at least half of the issued share capital.

A resolution of the General Meeting to dismiss a member of the Board other than pursuant to a proposal by the Board shall require a majority of two thirds of the votes cast, representing at least half of the issued capital.

Although this constitutes a deviation from provision 4.3.3 of the Dutch Code, we hold the view that these provisions will enhance the continuity of our management and policies.

Best practice provision 4.2.3 recommends that we should enable the shareholders to follow in real time all meetings with analysts, investors and press conferences.

We believe that enabling shareholders to follow in real time all the meetings with analysts, presentations to analysts, and presentations to investors as referred to in best practice provision 4.2.3 of the Dutch Code would create an excessive burden on our resources. We will ensure that analyst presentations are posted on our website after meetings with analysts. In addition, we hold quarterly earnings calls where we report our financial results to which all our investors are invited to attend via web conference.

Obligations of Shareholders to Make a Public Offer

The European Directive on Takeover Bids (2004/25/EC) has been implemented in Dutch legislation in the Dutch Financial Supervision Act. Pursuant to the Dutch Financial Supervision Act a shareholder who directly or indirectly has acquired 30% of the shares in the company or the voting rights attached to the shares has the obligation to launch a public offering for all shares in the company. The legislation also applies to persons acting in concert who jointly acquire 30% of the shares in the company or the voting rights attached to the shares.

Differences in Corporate Law

We are incorporated under the laws of the Netherlands. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of the Netherlands and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable Dutch law and our Amended and Restated Articles of Association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware	The Netherlands
Duties of directors

The board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. There is generally only one board of directors.

In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

In the Netherlands, a listed company typically has a two-tier board structure with a management board comprising the executive directors and a supervisory board comprising the non-executive directors. It is, however, also possible to have a single-tier board, comprising both executive directors and non-executive directors. We have a single-tier board.

Under Dutch law the board of directors is collectively responsible for the policy and day-to-day management of the company. The non-executive directors will be assigned the task of supervising the executive directors and providing them with advice. Each director has a duty towards the company to properly perform the duties assigned to him. Furthermore, each board member has a duty to act in the corporate interest of the company.

Unlike under Delaware law, under Dutch law the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied. Any board resolution regarding a significant change in the identity or character of the company requires shareholders’ approval. The board of directors may decide in its sole discretion, within the confines of Dutch law and our Amended and Restated Articles of Association, to incur additional indebtedness subject to any contractual restrictions pursuant to our existing financing arrangements.

Our Amended and Restated Articles of Association do not impose any obligation on the members of the board of directors to hold shares in Constellium.

Director terms

The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class	In contrast to Delaware law, under Dutch law a director of a listed company is generally appointed for a maximum term of four years. There is no statutory limit to the number of terms a director may

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expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the shareholders. A director elected to serve a term on a “classified” board may not be removed by shareholders without cause. There is no limit to the number of terms a director may serve.	serve. A director may be removed at any time, with or without cause, by the shareholders’ meeting. Our Amended and Restated Articles of Association do not include any provisions regarding the mandatory retirement age of a member of the board of directors.

Director vacancies

The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.	Under Dutch law, new members of the board of directors of a company such as ours are appointed by the general meeting, rather than appointed by the board of directors as is typical for a Delaware corporation. Our Amended and Restated Articles of Association provide that such appointment occurs from a binding nomination by the board of directors, in which case the general meeting may override the binding nature of such nomination by a resolution of two-thirds of the votes cast, which votes also represent more than 50% of the issued share capital.

Conflict of interest transactions

Under the Delaware General Corporation Law, transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction may be void or voidable, unless (1) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the board in good faith authorizes the contract or transaction by an affirmative votes of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (2) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (3) the transaction is fair to the company as of the time it is approved. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee which authorizes the contract or transaction.

Under Dutch law, a board member with a conflicting interest must abstain from participating in the decision-making process with respect to the relevant matter. If, however, it becomes apparent that such member was indeed involved in the decision-making process, then such decision may be nullified. Only if all board members have a conflicting interest with the company will the board nonetheless have the authority to decide on the matter.

Executive board members with a conflict of interest remain authorized to represent the company. However, the relevant executive board members may under certain circumstances be held personally liable for any damage suffered by the company as a consequence of the transaction.

Agreements entered into with third parties contrary to the rules on decision-making in the case of a conflict of interest, may as a rule not be annulled. Only under special circumstances will a company be able to annul an agreement or claim damages if a third party misuses a conflict of interest situation.

Under our Amended and Restated Articles of Association, a board member may not participate in internal discussions and decision-making on a subject or a transaction in relation to which he or she has a direct or indirect personal conflict of interest with Constellium. In case all board members have a conflict of interest, the board and all of its conflicted

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board members will retain decision-making authority. Whether or not a potential conflict of interest exists must initially be assessed by that board member. Each board member will immediately disclose any (potential) conflict of interests to the chairman and the other members of the board. The board member with a possible conflict of interest must provide the chairman and the board all information relevant to assessing whether a conflict of interest exists. The non-executive board members will determine—without the potentially conflicted board member taking part in such discussions and decision—whether a disclosed (potential) conflict situation qualifies as a conflict of interest. If the non-executive board members determine that the potential conflict situation of such board member does not qualify as a conflict of interest, such board member will remain authorized to participate in the discussions and decision-making on the matter that gave rise to the potential conflict situation. If the non-executive board members determine that the potential conflict situation of a board member does qualify as a conflict of interest, such board member may not participate in the discussions and decision-making on the subject. If the conflicted board member is prevented from participating in the decision-making as a result of a conflict of interest, our Amended and Restated Articles of Association provide that the conflicted board member may temporarily designate an entrusted independent individual (who does not as such have a conflict of interests) to replace him in the decision-making for the matter at hand.

Proxy voting by directors

A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.	An absent director may issue a proxy for a specific board meeting but only in writing to another director.

Voting rights

Under the Delaware General Corporation Law, each shareholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. Cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Either the certificate of incorporation or the bylaws may specify the number of shares or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to	Under Dutch law, shares have one vote per share, provided such shares have the same nominal value. Certain exceptions may be provided in the Amended and Restated Articles of Association of a company (which is currently not the case in our Amended and Restated Articles of Association). All shareholder resolutions are taken by an absolute majority of the votes cast, unless the articles of association or Dutch law prescribe otherwise. Dutch law does not provide for cumulative voting.

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vote at a meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum will consist of no less than 1/3 of the shares of such class or series or classes or series. Shareholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 days nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the shareholders of record entitled to notice or to vote at a meeting of shareholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.	Shareholders as of the record date for a shareholders’ meeting are entitled to vote at that meeting, which date will be the 28th day before the meeting. There is no specific provision in Dutch law for adjournments.

Shareholder proposals

Delaware law does not provide shareholders an express right to put any proposal before a meeting of shareholders, but it provides that a corporation’s bylaws may provide that if the corporation solicits proxies with respect to the election of directors, it may be required to include in its proxy solicitation materials one or more individuals nominated by a shareholder. In keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations, provided that they comply with the notice provisions in the certificate of incorporation or bylaws.

Additionally, if a Delaware corporation is subject to the SEC’s proxy rules, a stockholder who owns at least $2,000 in market value or 1% of the corporation’s securities entitled to vote for a continuous period of one year as of the date he submits a proposal, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Pursuant to our Amended and Restated Articles of Association, extraordinary shareholders’ meetings will be held as often as the board of directors deem such necessary. Pursuant to Dutch law and our Amended and Restated Articles of Association, one or more shareholders representing at least 10% of the issued share capital may request the Dutch Courts to order that a general meeting be held.

The agenda for a meeting of shareholders must contain such items as the board of directors or the person or persons convening the meeting decide. Pursuant to Dutch law, unlike under Delaware law, the agenda will also include such other items as one or more shareholders, representing at least 3% of the issued share capital may request of the board of directors in writing, at least 60 days before the date of the meeting.

Action by written consent

Unless otherwise provided in the corporation’s certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if one or more consents in writing, setting forth the action to be so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided (a) the articles of association expressly so allow, (b) no bearer shares or depositary receipts are issued, (c) there are no persons entitled to the same rights as holders of depositary receipts, (d) the board of directors has been given the opportunity to give its advice on the resolution, and (e) the resolution is adopted unanimously by all shareholders that are entitled to vote. The requirement of unanimity therefore renders the adoption of shareholder resolutions without holding a meeting not feasible. Our Amended and Restated Articles of Association do not provide for the adoption of shareholder resolutions without holding a meeting.

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Shareholder suits

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.	Unlike under Delaware law, in the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Repurchase of shares

Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.	Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, repurchase its existing and outstanding shares or depositary receipts if permitted under its articles of association. We may acquire our own shares either without paying any consideration, or, in the event any consideration must be paid, only if the following requirements are met: (a) the shareholders’ equity less the payment required to make the acquisition is not less than the sum of called and paid-up capital and any reserve required by Dutch law and our Amended and Restated Articles of Association, (b) we and our subsidiaries would not thereafter hold or hold as a pledgee shares with an aggregate nominal value exceeding 50% of the nominal value of our issued share capital, (c) our Amended and Restated Articles of Association permit such acquisition, which currently is the case, and (d) the general meeting has authorized the board of directors to do so, which authorization has been granted for the maximum period allowed under Dutch law and our Amended and Restated Articles of Association, that period being 18 months.

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Anti-takeover provisions

In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested shareholder that beneficially owns 15% or more of a corporation’s voting stock (or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years), within three years after the person becomes an interested shareholder, unless:

•     the transaction that will cause the person to become an interested shareholder is approved by the board of directors of the target prior to the transactions;

•     after the completion of the transaction in which the person becomes an interested shareholder, the interested shareholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and also officers of interested shareholders and shares owned by specified employee benefit plans; or

•     after the person becomes an interested shareholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested shareholder.

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Several provisions of our Amended and Restated Articles of Association and the laws of the Netherlands could make it difficult for our shareholders to change the composition of our board of directors, thereby preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger, consolidation or acquisition that shareholders may consider favorable. Provisions of our Amended and Restated Articles of Association impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may materially adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium.

Our general meeting of shareholders has empowered our board of directors to issue shares and restrict or exclude preemptive rights on those shares for a period of five years. Accordingly, an issue of new shares may make it more difficult for a shareholder to obtain control over our general meeting of shareholders.

Inspection of books and records

Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose the corporation’s stock ledger, a list of its shareholders and	The board of directors provides all information desired by the shareholders’ meeting, but not to individual shareholders, unless a significant interest

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its other books and records during the corporation’s usual hours of business.	of the company dictates otherwise. Our shareholders’ register is available for inspection by the shareholders, although such does not apply to the part of our shareholders’ register that is kept in the United States pursuant to U.S. listing requirements.

Removal of directors

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Pursuant to our Amended and Restated Articles of Association, the general meeting has the authority to suspend or remove members of the board of directors at any time by adopting either: (a) a resolution, approved by an absolute majority of the votes cast at a meeting, if such suspension or removal is made pursuant to a proposal by the board of directors or (b) a resolution, approved by two-thirds of the votes cast at a meeting representing more than half of our issued capital, if such suspension or removal is not pursuant to a proposal by the board of directors.

An executive director can at all times be suspended by the board of directors.

Preemptive rights

Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right to the number of ordinary shares held by such shareholder (with the exception of shares to be issued to employees or shares issued against a contribution other than in cash). Pre-emptive rights in respect of newly issued ordinary shares may be limited or excluded by the general meeting or by the board of directors if designated thereto by the general meeting or by the articles of association for a period not exceeding five years.

Our Amended and Restated Articles of Association conform to Dutch law and authorize the general meeting or the board of directors, if so designated by a resolution of the general meeting or by amended articles of association, to limit or exclude pre-emptive rights for holders of our shares for a period not exceeding five years. In order for such a resolution to be adopted, a majority of at least two-thirds of the votes cast in a meeting of shareholders is required, if less than half of the issued share capital is present or represented or a majority of the votes cast at a general meeting where more than half of the share capital is represented. The authority to limit or exclude preemptive rights relating to issues of our shares was delegated to our board of directors for a period of five years.

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Dividends

Under the Delaware General Corporation Law, a Delaware corporation may, subject to any restrictions contained in its certificate of incorporation, pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of ordinary shares, property or cash.	Dutch law provides that dividends may only be distributed after adoption of the annual accounts by the general meeting from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders’ equity exceeds the sum of the amount of issued and paid-up capital and increased by reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the issued and paid-up capital plus required legal reserves as described herein before as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. Should it be determined after adoption of the annual accounts with respect to the relevant financial year that the distribution was not permissible, the Company may reclaim the paid interim dividends as unduly paid. Under Dutch law, the articles of association may prescribe that the board of directors decide what portion of the profits are to be held as reserves. Pursuant to our Amended and Restated Articles of Association, our board of directors may reserve a portion of our annual profits. The portion of our annual profits that remains unreserved will be distributed to holders of our Class A ordinary shares in accordance with the provisions of our Amended and Restated Articles of Association. Our board of directors may resolve to make distributions out of our general share premium account or out of any other reserves available for distributions under Dutch law, not being a reserve that must be maintained under Dutch law or pursuant to our Amended and Restated Articles of Association, subject to the approval of the shareholders’ meeting. Dividends may be paid in the form of shares as well as in cash.

Shareholder vote on certain reorganizations

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under our Amended and Restated Articles of Association, the general meeting may resolve, upon a proposal of the board of directors, that we conclude a legal merger (juridische fusie) or a demerger (splitsing). In addition, the general meeting must approve resolutions of the board of directors concerning an important change in the identity or character of us or our business, in any event including:

the transfer of the enterprise or a substantial part thereof to a third party;

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Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed; however, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) the number of ordinary shares of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common shares outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

the entering into or ending of a long-lasting co-operation of the company or a subsidiary with a third party, if this co-operation or the ending thereof is of far-reaching significance for the company; and

the acquiring or disposing of an interest in the share capital of a company with a value of at least one-third of the company’s assets according to the most recent annual accounts, by the company or a subsidiary.

Under Dutch law, a shareholder who owns at least 95% of the company’s issued capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber (Ondernemingskamer), which may grant the claim for squeeze—out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares.

Compensation of board of directors

Under the Delaware General Corporation Law, the shareholders do not generally have the right to approve the compensation policy for the board of directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to shareholder vote due to the provisions of federal securities and tax law, as well as stock exchange requirements.

In contrast to Delaware law, under Dutch law the shareholders must adopt the compensation policy for the board of directors, which includes the outlines of the compensation of any members who serve on our board of directors.

Pursuant to our Amended and Restated Articles of Association, the general meeting will determine the remuneration of non-executive board members. The non-executive board members will determine the level and structure of the remuneration of the executive board members.

Market Abuse

The (i) EU Market Abuse Regulation no 596/2014, or MAR, (ii) the Dutch Financial Supervision Act (Wet op het financieel toezicht), or the FSA and (iii) the French monetary and financial code and the general regulation of the French Autorité des marchés financiers, implementing the EU Market Abuse Regulation no 596/2014 and the Market Abuse Directive 2014/57/EU, provide for specific rules that intend to prevent market abuse, such as the prohibitions on insider trading, divulging inside information and tipping, and market manipulation (the “EU Market Abuse Rules”).

We are subject to the EU Market Abuse Rules and non-compliance with these rules may lead to criminal fines, administrative fines, imprisonment or other sanctions. The EU Market Abuse Rules on insider dealing and market manipulation may restrict our ability to buy back our shares. In certain circumstances, our investors can also be subject to the EU Market Abuse Rules.

Pursuant to the MAR, members of our board of directors and any other person who has (co)managerial responsibilities in respect of us or who has the authority to make decisions affecting our future developments and business prospects and who may have regular access to inside information relating, directly or indirectly, to us, must notify the AFM of all transactions with respect to the shares, or debt instruments, or derivatives or other financial instruments linked thereto, conducted for its own account.

In addition, certain persons closely associated with members of our board of directors or any of the other persons as described above and designated by the MAR, must also notify the AFM of any transactions conducted for their own account relating to the shares, or debt instruments, or derivatives or other financial instruments linked thereto. The MAR determines the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date and (iv) any legal person, trust or partnership whose managerial responsibilities are discharged by a person discharging managerial responsibilities or by a person referred to under (i), (ii) or (iii) above, which is directly or indirectly controlled by such a person, which is set up for the benefit of such a person, or the economic interests of which are substantially equivalent to those of such a person.

These notifications to the AFM must be made no later than on the third business day following the transaction date and by means of a standard form. The notification may be postponed until the moment that the value of the transactions performed for that person’s own account, reaches or exceeds an amount of €5,000 in the calendar year in question.

The AFM keeps a public register of all notifications under the MAR. Third parties can request to be notified automatically by e-mail of changes to the public register. Pursuant to the MAR, we will maintain a list of our insiders and adopt an internal code of conduct relating to the possession of and transactions by members of our board of directors and employees in the shares or debt instruments, or derivatives or other financial instruments linked thereto, which will be available on our website.

Obligations of Shareholders and Members of the Board to Disclose Holdings and other Notification Requirements

Shareholders may be subject to notification obligations under the Dutch Financial Supervision Act. The Dutch Financial Supervision Act came into force on January 1, 2007 and implements several provisions of Directive 2013/50/EU amending Directive 2004/109/EC on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading and Directive 2007/14/EC laying down detailed rules for the implementation of certain provision of Directive 2004/109/EC. The following description summarizes those obligations. Pursuant to chapter 5.3 of the FSA, any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or voting rights in the Company must immediately give written notice to the AFM of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person, (ii) shares and/or voting rights held (or acquired or disposed of) by such person’s controlled entities or by a third party for such person’s account, (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement, (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment and (v) shares and/or voting rights which such person, or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire shares and/or the attached voting rights. Furthermore, a person is also considered to be in possession of shares if (i) such person holds a financial instrument the value of which is (in part) determined by the value of the shares or any distributions associated therewith and which does not entitle such person to acquire any shares; (ii) such person may be obliged to purchase shares on the basis of an option; or (iii) such person has concluded another contract whereby such person acquires an economic interest comparable to that of holding a share.

Controlled entities (within the meaning of the FSA) do not themselves have notification obligations under the FSA as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a 3% or larger interest in the Company’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the FSA will become applicable to such former controlled entity.

Special rules apply to the attribution of shares and/or voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to notification obligations, if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the shares and/or voting rights. We are required to notify the AFM promptly of any change of 1% or more in our issued and outstanding share capital or voting rights since the previous notification. The AFM must be notified of other changes in our issued and outstanding share capital or voting rights within eight days after the end of the quarter in which the change occurred. The AFM will publish all our notifications relating to our issued and outstanding share capital and voting rights in a public register. If a person’s capital interest and/or voting rights reach, exceed or fall below the above-mentioned thresholds as a result of a change in our issued and outstanding share capital or voting rights, such person is required to make a notification no later than on the fourth trading day after the AFM has published our notification as described above. Furthermore, any person whose capital interest or voting composition reaches, exceeds or falls below one of the above-mentioned thresholds due to a change in the composition of its capital interest or voting rights as a result of (i) exercising any option or other right to acquire shares or exchanging shares in depositary receipts for shares; and/or (ii) exercising any right to acquire voting rights, should notify the AFM no later than the fourth trading day after the date on which this person became aware, or should have become aware, of reaching, exceeding or falling below the above-mentioned thresholds.

Furthermore, each member of the board must notify the AFM (a) within two weeks after the appointment as member of the board of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of the Company’s issued and outstanding share capital, and (b) subsequently of each change in the number of shares he/she holds and of each change in the number of votes he/she is entitled to cast in respect of the Company’s issued and outstanding share capital, immediately after the relevant change.

In addition, the Netherlands introduced on July 1, 2013 an obligation for anyone to notify gross short positions in the capital of a Dutch public company (naamloze vennootschap) whose shares are admitted to trading on a regulated market, or a legal entity for whom the Netherlands is the host member state within the meaning of the EU Transparency Directive and whose shares are only admitted to trading on a regulated market in the Netherlands, or a legal entity incorporated under the laws of a state that is not a EU Member State whose shares are admitted to trading on a regulated market in the Netherlands. The thresholds applicable to the notification of long positions apply equally to the notification of short positions (these thresholds are: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%).

An obligation to disclose short positions is set out not only in Netherlands law but also in the EU Regulation on Short Selling (236/2012) (the “Short Selling Regulation”). This Short Selling Regulation has direct effect in the European Union (EU). The disclosure rules under the Short Selling Regulation differ from those under the Netherlands national law. Firstly, the Short Selling Regulation relates to net short positions (as opposed to gross short positions). Secondly, different thresholds apply. The disclosure obligations will not apply if it is established that the principal trading venue is not in the EU, but in a third country. Under the Short Selling Regulation, the obligation to disclose net short positions in companies whose shares have been admitted to trading on a regulated market or multilateral trading facility in the EU is as follows: net short positions as from 0.2% of the issued share capital of the relevant company and each 0.1% above must be notified to the competent regulatory authority in the relevant EU Member State. Such notifications remain confidential; notifications as from 0.5% of the issued share capital of the relevant company and each 0.1% above are included in the register of the competent regulatory authority in the relevant EU Member State and are therefore public.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received.

Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and publish its decision to impose such administrative penalty. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by the Company, and/or by one or more shareholders who alone or together with others represent at least 3% of the issued and outstanding share capital of the Company or are able to exercise at least 3% of the voting rights and/or one or more shareholders with special statutory voting rights. The measures that the civil court may impose include:

•	an order requiring the person with a duty to disclose to make the appropriate disclosure;

•	suspension of the right to exercise the voting rights by the person with a duty to disclose for a period of up to three years as determined by the court;

•	voiding a resolution adopted by the general meeting of shareholders, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and

•	an order to the person with a duty to disclose to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in the Company.

Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.

Transparency Directive

The Company is a public limited liability company (naamloze vennootschap) incorporated and existing under the laws of the Netherlands. The Netherlands is the home member state of the Company for the purposes of Directive 2004/109/EC (as amended by Directive 2013/50/EU, the “Transparency Directive”) as a consequence of which the Company is subject to certain on-going transparency and disclosure obligations under the FSA and the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving).

Dutch Financial Reporting Supervision Act

The Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving) (the “FRSA”) applies to financial years starting from January 1, 2006. On the basis of the FRSA, the AFM supervises the application of financial reporting standards by, among others, companies whose corporate seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from us regarding our application of the applicable financial reporting standards and (ii) recommend us to make available further explanations. If we do not comply with such a request or recommendation, the AFM may request that the Enterprise Chamber order us to (i) make available further explanations as recommended by the AFM, (ii) provide an explanation of the way we have applied the applicable financial reporting standards to our financial reports or (iii) prepare our financial reports in accordance with the Enterprise Chamber’s instructions.

PLAN OF DISTRIBUTION

We may, from time to time, sell, transfer or otherwise dispose of Class A ordinary shares or interests in Class A ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The ordinary shares being offered by this prospectus may be sold:

•	through agents;

•	to or through one or more underwriters on a firm commitment or agency basis;

•	through put or call option transactions relating to the ordinary shares;

•	through broker-dealers (acting as agent or principal);

•	directly to purchasers, through a specific bidding or auction process, on a negotiated basis or otherwise;

•	through any other method permitted pursuant to applicable law; or

•	through a combination of any such methods of sale.

At any time a particular offer of the ordinary shares ordinary shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ordinary shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, if required, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the ordinary shares covered by this prospectus. In order to comply with the ordinary shares laws of certain states, if applicable, the ordinary shares sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the ordinary shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The distribution of ordinary shares may be effected from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the ordinary shares may be traded. The ordinary shares may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the ordinary shares. That compensation may be in the form of discounts, concessions or commissions to be received from us or the purchasers of the ordinary shares. Any dealers and agents participating in the distribution of the ordinary shares may be deemed to be underwriters, and compensation received by them on resale of the ordinary shares may be deemed to be underwriting discounts. If any such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Agents may from time to time solicit offers to purchase the ordinary shares. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the ordinary shares and set forth any compensation payable to the agent. Unless otherwise indicated in a prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the ordinary shares covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the ordinary shares.

If underwriters are used in a sale, ordinary shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or other contractual commitments. Ordinary shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of ordinary shares, an underwriting agreement will be executed with the underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of ordinary shares, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and, if required, prospectus supplement will be used by the underwriters to resell the ordinary shares.

If a dealer is used in any sale of the ordinary shares, we or an underwriter will sell the ordinary shares to the dealer, as principal. The dealer may then resell the ordinary shares to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in a prospectus supplement the name of the dealer and the terms of the transactions.

We may directly solicit offers to purchase the ordinary shares and may make sales of ordinary shares directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the ordinary shares. To the extent required, a prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, a prospectus supplement will describe the terms and conditions of the indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries.

Any person participating in the distribution of ordinary shares registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our ordinary shares by that person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our ordinary shares to engage in market-making activities with respect to our ordinary shares. These restrictions may affect the marketability of our ordinary shares and the ability of any person or entity to engage in market-making activities with respect to our ordinary shares.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids that stabilize, maintain or otherwise affect the price of the offered ordinary shares. These activities may maintain the price of the offered ordinary shares at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered ordinary shares originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange, if the ordinary shares are listed on that exchange, or in the over-the-counter market or otherwise.

Any underwriters to whom offered ordinary shares are sold for public offering and sale may make a market in such offered ordinary shares, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

Any ordinary shares that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act, may be sold under Rule 144 or Regulation S rather than pursuant to this prospectus.

To the extent that we make sales to or through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we will sell our ordinary shares to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell ordinary shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The distribution agreement will provide that any ordinary shares sold will be sold at prices related to the then prevailing market prices for our ordinary shares. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our ordinary shares. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus.

In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. We will describe any such activities in the prospectus supplement relating to the transaction.

We may enter into derivative transactions with third parties or sell ordinary shares not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, such third parties (or affiliates of such third parties) may sell ordinary shares covered by this prospectus and the applicable prospectus supplement, including in short-sale transactions. If so, such third parties (or affiliates of such third parties) may use ordinary shares pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of shares, and may use ordinary shares received from the us in settlement of those derivatives to close out any related open borrowings of shares. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in a prospectus supplement (or a post-effective amendment), if required.

We may loan or pledge ordinary shares to a financial institution or other third party that in turn may sell or transfer the ordinary shares using this prospectus. Such financial institution or third party may transfer its short position to investors in our ordinary shares or in connection with a simultaneous offering of other ordinary shares offered by this prospectus or in connection with a simultaneous offering of other ordinary shares offered by this prospectus.

EXPENSES

The following table sets forth the expenses (other than underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation, if any) expected to be incurred by us in connection with a possible offering of the ordinary shares registered under this registration statement. All amounts other than the SEC registration fee and FINRA filing fee are estimates.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$	*
FINRA filing fee	$	**
Printing and engraving expenses	$	**
Legal and accounting fees and expenses	$	**
Blue sky fees and expenses	$	**
Transfer agent fees and expenses	$	**
Miscellaneous costs	$	**

Total	$	**

*	To be deferred pursuant to Rule 456(b) under the Securities Act and calculated in connection with an offering of ordinary shares under this registration statement pursuant to Rule 457(r) under the Securities Act.
**	Estimated fees and expenses are not presently known. If required, to be provided by a prospectus supplement or as an exhibit to a Report on Form 6-K that is incorporated by reference into this prospectus.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, certain legal matters in connection with the offerings pursuant to this prospectus relating to U.S. law will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York. The validity of the ordinary shares offered by this prospectus and other legal matters concerning offerings pursuant to this prospectus relating to Dutch law will be passed upon for us by Stibbe, Amsterdam, the Netherlands.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers Audit, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENTS OF JUDGMENTS

The ability of our shareholders in certain countries other than the Netherlands to bring an action against us may be limited under applicable law. In connection with the initial public offering we converted from a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands. Most of our executive officers and members of our board of directors, and a substantial number of our employees, are citizens or residents of countries other than the United States. All or a substantial portion of the assets of such persons and a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or upon us, or to enforce judgments obtained in U.S. courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. In addition, there is substantial doubt as to the enforceability, in the Netherlands, of original actions or actions for enforcement based on the federal securities laws of the United States or judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States.

The United States and the Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment for the payment of money rendered by U.S. courts based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, that party may submit to the Dutch court the final judgment that has been rendered in the United States. A judgment by a federal or state court in the United States against us will neither be recognized nor enforced by a Dutch court but such judgment may serve as evidence in a similar action in a Dutch court. Additionally, under current practice, a Dutch court will generally grant the same judgment without a review of the merits of the underlying claim if (i) that judgment resulted from legal proceedings compatible with Dutch notions of due process, (ii) that judgment does not contravene public policy of the Netherlands, (iii) the jurisdiction of the United States federal or state court has been based on internationally accepted principles of private international law and (iv) the judgement is not incompatible with (a) a prior judgment of a Dutch court rendered in a dispute between the same parties, or (b) a prior judgment of a foreign court rendered in a dispute between the same parties, concerning the same subject matter and based on the same cause of action.

Subject to the foregoing and service of process in accordance with applicable treaties, investors may be able to enforce in the Netherlands judgments in civil and commercial matters obtained from U.S. federal or state courts. We believe that U.S. investors may originate actions in a Dutch court. There is doubt as to whether a Dutch court would impose civil liability on us, the members of our board of directors, our officers or certain experts named herein in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, officers or experts, respectively.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the ordinary shares offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the ordinary shares offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by April 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in the Netherlands, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual and special reports and other information with the SEC. These filings contain important information that does not appear in this prospectus. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F or any future reports on Form 6-K that we may file that indicate that they are incorporated by reference into this registration statement under the Exchange Act before the time that all of the ordinary shares offered by this prospectus have been sold or de-registered.

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2016;

•	the description of our ordinary shares found in Form 8-A, as filed with the SEC on May 17, 2013 (Commission File No. 001-35931), under the heading “Description of Securities to be Registered” including any subsequent amendment or any report filed for the purpose of updating such description; and

•	our reports on Form 6-K and, unless otherwise noted herein or therein, the exhibits thereto, furnished to the SEC on June 21, 2017 (Commission File No. 001-35931) and on October 30, 2017 (the information contained in Exhibit 99.1 under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Financial Statements: As of September 30, 2017 and for the three and nine months ended September 30, 2017 and 2016” only).

Notwithstanding any reference in our reports on Form 6-K filed with the SEC to any such reports being incorporated by reference into any registration statement, no report on Form 6-K, other than as specifically mentioned above, shall be incorporated by reference herein.

In addition, all subsequent annual reports on Form 20-F filed after the effective date of this registration statement and prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

Certain statements in and portions of this prospectus update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above-listed documents. We will provide you without charge, upon your written or oral request to Ryan M. Wentling, Investor Relations North America, by phone at (212) 675-5450 or e-mail at investor-relations@constellium.com, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents, which are not specifically incorporated by reference into such documents.